As filed with the Securities and Exchange Commission on October 19, 2009
Registration No. [                    ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
SOLAR POWER, INC.
(Name of small business issuer in its charter)

California	3674	20-4956638

(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
1115 Orlando Avenue
Roseville, CA 95661-5247
(916) 745-0900
(Address and telephone number of principal executive offices)

1115 Orlando Avenue
Roseville, CA 95661-5247
(916) 745-0900
(Address of principal place of business)

Stephen C. Kircher
Chief Executive Officer
1115 Orlando Avenue
Roseville, CA 95661-5247
(916) 745-0900
(Name, address and telephone number of agent for service)

Copies to:
David C. Adams, Esq.
Shawn M. Kent, Esq.
WEINTRAUB GENSHLEA CHEDIAK
400 Capitol Mall, Suite 1100
Sacramento, California 95814
Telephone: (916) 558-6000
Approximate date of proposed sale to the public:
From time to time after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount of	maximum	maximum	Amount of
Title of each class of	shares to be	offering price	aggregate	Registration
securities to be registered	Registered	per share	offering price	Fee
Common Stock	14,197,000	$1.40	$19,875,800	$1,109.07
Total	14,197,000	$1.40	$19,875,800	$1,109.07

     We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2009
PROSPECTUS
14,197,000 Shares
SOLAR POWER, INC.
Common Stock

     This Prospectus relates to the resale of up to 14,197,000 shares of common stock, $.0001 par value, by the Selling Stockholders listed under “Selling Stockholders” on page 8. We will not receive any proceeds from the resale of any common stock by the Selling Stockholders sold pursuant to this Prospectus.
     Our common stock is traded on the OTC Bulletin Board under the Symbol “SOPW.OB.” On October 19, 2009, the last reported sale price of our common stock on the OTC Bulletin Board was $1.40 per share.
     The Selling Stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock registered under this Prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits investors; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) at prevailing market prices or privately negotiated prices on the OTC Bulletin Board or other applicable exchange; (v) privately negotiated transactions; (vi) to cover short sales after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission; (vii) broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; (viii) a combination of any such methods of sale; and (ix) any other method permitted pursuant to applicable law.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this Prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This Prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such state.
The date of this Prospectus is October 19, 2009.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front cover page of this Prospectus.
PROSPECTUS SUMMARY
     You should read the following summary together with the more detailed information and the financial statements appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this Prospectus. Unless the context indicates or suggests otherwise, the terms “we,” “our” and “us” means Solar Power, Inc., and its subsidiaries.
The Offering

Issuer	Solar Power, Inc.

Securities Offered for Resale	Up to 14,197,000 shares of our common stock.

Common Stock to be Outstanding After the Offering	52,140,826 shares(1)

Use of Proceeds	We will not receive any proceeds from the resale of any of the shares offered hereby.

Trading	Our common stock is quoted on the OTC Bulletin Board under the symbol “SOPW.OB”

Risk Factors	You should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 8 of this prospectus in deciding whether or not to invest in our common stock

(1)	Unless the context indicates otherwise, all share and per-share information in this prospectus is based on 52,140.826 shares of our common stock outstanding as of October 19 , 2009. Shares of common stock to be outstanding after this offering, excluding shares issuable upon exercise of the warrants, assumes that all shares registered under this prospectus are sold by the selling stockholders.
Our Business
Corporate History
     As discussed in this prospectus, we became the registrant through a reverse merger with Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.), on December 29, 2006. For purposes of discussion and disclosure, we refer to the predecessor as Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.), to distinguish it from the Solar Power, Inc., a California corporation.
     On August 6, 2006, Solar Power, Inc., a California corporation, entered into share exchange agreement with all the shareholders of International Assembly Solutions, Limited (“IAS HK”), which was incorporated in Hong Kong on January 18, 2005 with limited liability. Solar Power, Inc., a California corporation, was originally incorporated in the State of California to facilitate creation of a U.S. holding company for IAS HK operations and to engage in sales, installation and integration of photovoltaic systems in the U.S. Pursuant to the share exchange agreements, the equity owners of IAS HK transferred all their equity interest in IAS HK in exchange for a total of 14,000,000 shares of Solar Power, Inc., a California corporation, in November 2006. As a result, IAS HK became a wholly owned subsidiary of Solar Power, Inc., a California corporation. On August 23, 2006, Solar Power Inc., a Nevada Corporation (formerly Welund Fund Inc.) entered into an Agreement and Plan of Merger with Solar Power, Inc., a California corporation and Welund Acquisition Corp., a Nevada corporation and wholly-owned subsidiary (“Merger Sub”). Solar Power, Inc., a California corporation, also entered into a merger agreement with Dale Renewables Consulting, Inc. (“DRCI”) in order to accelerate its entry into the solar integration and installation business in California. On November 15, 2006 we closed that merger and assumed the existing installation contracts and retained DRCI’s employees. On December 29, 2006, Merger Sub merged with Solar Power, Inc., a California corporation and Solar Power, Inc., a California corporation became a wholly-owned subsidiary (the “Merger”). On February 15, 2007, Solar Power Inc., a Nevada Corporation (formerly Welund Fund Inc.) re-domiciled in the State of California pursuant to a merger with Solar Power, Inc., a California corporation.

Overview
     We manufacture photovoltaic panels or modules and balance of system components in our Shenzhen, China manufacturing facility. We sell these products through two distinct sales channels; 1) direct product sales to domestic and international markets and 2) our own use in building commercial and residential solar projects in the U.S. In addition to our solar revenue, we generate revenue from our legacy cable wire and mechanical assembly segment. Our cable, wire and mechanical assemblies products are also manufactured in our China facility and sold in the transportation and telecommunications markets. We believe that we have distribution and installation advantages by having our manufacturing facilities in China that will result in lower operational cost versus other competing United States-based solar power companies and technologies that do not currently have operations in China. Solar companies that do have operations in China are viewed as competitors only to the extent that they supply solar modules to U.S. integrators that compete with us for solar design and installation work.
     Through our vertically integrated business model that serves multiple sales channels, we are able to achieve several advantages in the market place. Those advantages include product innovation in solar modules, racking systems and monitoring systems, quality control of the products we sell, business diversification through multiple revenue streams, and low operating costs through our ability to leverage goods and services from our China operations.
Our Strategy and Products
     Our business strategy is to develop, manufacture and market solar panels and system component products as a complete photovoltaic system to industrial, commercial and residential facilities located primarily in the United States.
Our principal products include the following:
•	Modules. A solar module is an assembly of solar cells that have been electrically interconnected and laminated in a physically durable and weather-tight package. A typical solar module can produce from 20 to 300 watts of power and range in size from 2 to 25 square feet. Our typical commercial module will range from 180 to 220 watts.

•	Systems. A solar system is an assembly of one or more solar modules that have been physically mounted and electrically interconnected to produce electricity. System components include inverters, meters, racking systems, cables and wiring. Typical residential on-grid systems produce between 2,000 to 6,000 watts of power.
     Solar modules and solar systems are our primary products. We believe our modules are competitive with other products in the marketplace and will be certified to international standards of safety, reliability and quality.
     If our development programs are successful, we expect to continue to increase the conversion efficiency and power of our solar modules as we expand our manufacturing capacity and increase our efficiencies through ongoing process improvement with a specific emphasis on reducing labor on installations.
Principal Offices
     Our principal executive offices are located at 1115 Orlando Avenue, Roseville, CA 95661-5247 which is also our mailing address. Our telephone number is (916) 745-0900.
Transfer Agent
     Our transfer agent is Computershare Trust Co., Inc., and is located at 350 Indiana Street, Suite 750, Golden, CO 80401. Their telephone number is (303) 262-0600.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     Except for statements of historical facts, this Prospectus contains forward-looking statements involving risks and uncertainties. The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding our intent, belief or current expectations regarding our strategies, plans and objectives, our product release schedules, our ability to design, develop, manufacture and market products, our intentions with respect to strategic acquisitions, the ability of our products to achieve or maintain commercial acceptance and our ability to obtain financing for our obligations. Any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this Prospectus, for the reasons, among others, described within the various sections of this Prospectus, specifically the section entitled “Risk Factors” beginning on page 10. You should read this Prospectus carefully, and should not place undue reliance on any forward-looking statements, which speak only as of the date of this Prospectus. We undertake no obligation to release publicly any updated information about forward-looking statements to reflect events or circumstances occurring after the date of this Prospectus or to reflect the occurrence of unanticipated events. Unless the context indicates or suggest otherwise reference to “we”, “our”, “us”, and the “Company” in this section refers to the consolidated operations of Solar Power, Inc., a California corporation.
     The risks described below are the ones we believe are most important for you to consider. These risks are not the only ones that we face. If events anticipated by any of the following risks actually occur, our business, operating results or financial condition could suffer and the price of our common stock could decline.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in our public filings before making an investment decision about our common stock. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occurs, our business, operating results or financial condition could suffer, the trading price of our common stock could decline and you could lose all or part of your investment.
Factors, Risks and Uncertainties That May Affect our Business
     With the exception of historical facts stated herein, the matters discussed in this report on Form S-1 are “forward looking” statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such “forward looking” statements include, but are not necessarily limited to statements regarding anticipated levels of future revenues and earnings from the operations of Solar Power, Inc. and its subsidiaries, projected costs and expenses related to our operations, liquidity, capital resources, and availability of future equity capital on commercially reasonable terms. Factors that could cause actual results to differ materially are discussed below. We disclaim any intent or obligation to publicly update these “forward looking” statements, whether as a result of new information, future events or otherwise. Unless the context indicates or suggest otherwise reference to “we”, “our”, “us”, and the “Company” in this section refers to the consolidated operations of Solar Power, Inc., a California corporation.
Risks Related to Our Business
We have limited experience manufacturing solar systems on a commercial basis and have a limited operating history on which to base our prospects and anticipated results of operations.
We commenced solar power-related operations in June 2006 and began manufacturing solar modules in April 2007. As a result, we have limited experience manufacturing solar systems on a commercial basis. Our IAS (Shenzhen) Electronics Co., Ltd. subsidiary completed its first mechanical assembly manufacturing line in May 2005 and began commercial shipment of its cable, wire and mechanical products in June 2005. Although we are continuing to develop our solar manufacturing capabilities and processes, we do not know whether the processes we have developed will be capable of supporting large-scale manufacturing, or whether we will be able to develop the other processes necessary for large-scale manufacturing of solar systems that meet the requirements for cost, schedule, quality, engineering, design, production standards and volume requirements. If we fail to develop or obtain the necessary manufacturing capabilities it will significantly alter our business plans and could have a material adverse effect on our business, prospects, results of operations and financial condition. Moreover, due to our limited operating history, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We have incurred net losses since our inception and, as of December 31, 2008, had an accumulated deficit of $18.2 million. We may be unable to achieve or maintain profitability in the future.
Our operating results may fluctuate significantly from period to period; if we fail to meet the expectations of securities analysts or investors, our stock price may decline significantly.
Several factors can contribute to significant quarterly and other periodic fluctuations in our results of operations. These factors may include but are not limited to the following:
•	the timing of orders;

•	the volume of orders relative to our capacity;

•	the availability and pricing of raw materials, such as solar cells and wafers;

•	delays in delivery of components or raw materials by our suppliers, which could cause delays in our delivery of products to our customers;

•	delays in our product sales, design and qualification processes, which vary widely in length based upon customer requirements;

•	product introductions and market acceptance of new products or new generations of products;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	product mix;

•	pricing and availability of competitive products and services;

•	changes in government regulations;

•	changes or anticipated changes in economic conditions;

•	delays in installation of specific projects due to inclement weather;

•	political uncertainties in China;

•	changes in tax-based incentive programs;

•	changes in currency translation rates affecting margins and pricing levels; and availability of financing for customers.
We base our planned operating expenses in part on our expectations of future revenue, and we believe a significant portion of our expenses will be fixed in the short-term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our stock price could decline, perhaps substantially.
Our business strategy depends on the widespread adoption of solar power technology, and if demand for solar power products fails to develop sufficiently, our revenues and ability to achieve or maintain profitability could be harmed.
The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we may not be able to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar power technology include but are not limited to:
•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

•	success of other alternative distributed generation technologies such as fuel cells, wind power and micro turbines;

•	fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; and

•	availability of government subsidies and incentives.
If we do not obtain sufficient supply of solar cells and other components and materials to conduct our business, our revenues and operating results could suffer.
There are a limited number of solar cell suppliers. Our estimate regarding our supply needs may not be correct and our purchase orders may be cancelled by our suppliers. If our suppliers cancel our purchase orders or change the volume or pricing associated with these purchase orders, we may be unable to meet existing and future customer demand for our products, which could cause us to lose customers, market share and revenue.

Our component and materials suppliers may fail to meet our needs. We manufacture all of our solar power products using materials and components procured from a limited number of third-party suppliers. We do not currently have long-term supply contracts with our suppliers. This generally serves to reduce our commitment risk but does expose us to supply risk and to price increases that we may not be able to pass on to our customers. In some cases, supply shortages and delays in delivery may result in curtailed production or delays in production, which could contribute to a decrease in inventory levels and loss of profit. We expect that shortages and delays in deliveries of some components will occur from time to time. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a select number of suppliers for certain supplies that we use in our business. If we are unable to continue to purchase components from these limited source suppliers or are unable to identify alternative suppliers, our business and operating results could be materially and adversely affected. In addition our competitors may be able to obtain better pricing.
The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers.
For many of our projects, our customers have entered into agreements to pay for solar energy over an extended period of time based on energy savings generated by our solar power systems, rather than paying us to purchase our solar power systems. For these types of projects, most of our customers choose to purchase solar electricity under a power purchase agreement with a financing company that purchases the system from us. These structured finance arrangements are complex and may not be feasible in some situations. In addition, customers opting to finance a solar power system may forgo certain tax advantages associated with an outright purchase on an accelerated basis which may make this alternative less attractive for certain potential customers. Due to the current global financial crisis, financing companies may be unwilling or unable to finance the cost of our products, or if the parties that have historically provided this financing cease to do so or only do so on terms that are substantially less favorable for us or these customers, our growth will be adversely affected.
Subsidies provided by foreign governments may impact the supply and price of solar cells and could make it difficult for us to compete effectively.
Several foreign countries, including Germany, Italy, Spain and Portugal, provide manufacturers of solar products with substantial subsidies to encourage their production of clean solar energy. In many instances, these subsidies are greater than the subsidies we are able to obtain in the U.S. for our operations, which increases the ability of solar product manufacturers in these countries to pay more than we can pay for solar cells while still remaining profitable. If worldwide demand for solar cells from companies located in countries with large solar subsidy programs increases, our suppliers may increase the price they charge to purchase solar cells and allocate available supplies of solar cells to manufacturers located in countries with higher solar subsidies than those provided in the U.S. This risk will increase if more countries implement policies to further subsidize solar technologies. These increased costs and supply constraints could materially and adversely affect our results of operations and our ability to compete effectively.
As polysilicon supply increases, the corresponding increase in the global supply of solar cells and panels may cause substantial downward pressure on the prices of our products, resulting in lower revenues and earnings.
Because of current global financial conditions, the surplus of polysilicon has resulted in a surplus of solar panel inventory. Decreases in polysilicon pricing and increases in solar panel production could each result in substantial downward pressure on the price of solar cells and panels, including our products. Such price reductions could have a negative impact on our revenue and earnings, and materially adversely affect our business and financial condition.
If we do not achieve satisfactory yields or quality in manufacturing our solar modules or if our suppliers furnish us with defective solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.
The success of our business depends upon our ability to incorporate high quality and yield solar cells into our products. We test the quality and yield of our solar products and the solar cells that we incorporate into our solar products, and we source our solar cells from manufacturers we believe are reputable. Nonetheless, our solar modules may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, we may not be able to fulfill our purchase orders if we purchase a large number of defective solar cells. The number of solar cells that we purchase at any time is based upon expected demand for our products and an assumed ratio of defective to non-defective solar cells. If this ratio is greater than expected, we may not have an adequate number of non-defective solar cells to allow us to fulfill our purchase orders on time. If we do not fulfill orders for our products because we have a shortage of non-defective solar cells or deliver modules with errors or defects, or if there is a perception that these solar cells or solar modules contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed.

Potential strategic acquisitions or alliances may not achieve our objectives.
We are currently exploring additional strategic acquisitions or alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies and develop, introduce and distribute products and services utilizing our technology and know-how. If we make any acquisitions we may assume unknown or contingent liabilities. Any future acquisitions by us also may result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all. Any strategic acquisitions or alliances entered into may not achieve our strategic objectives, and parties to our strategic acquisitions or alliances may not perform as contemplated.
We may not be able to efficiently integrate the operations of our acquisitions, products or technologies.
From time to time, we may acquire new and complementary technology, assets and companies. We do not know if we will be able to complete any acquisitions or if we will be able to successfully integrate any acquired businesses, operate them profitably or retain key employees. Integrating any other newly acquired business, product or technology could be expensive and time-consuming, disrupt our ongoing business and distract our management. We may face competition for acquisition targets from larger and more established companies with greater financial resources. In addition, in order to finance any acquisitions, we might be forced to obtain equity or debt financing on terms that are not favorable to us and, in the case of equity financing our stockholders interests may be diluted. If we are unable to integrate effectively any newly acquired company, product or technology, our business, financial condition and operating results could suffer.
Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.
We have one manufacturing facility in China. We strive to fully utilize the manufacturing capacity of our facility but may not do so on a consistent basis. Our factory utilization will be dependent on predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that we intend to produce. Demand for manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including: utilization rates of our manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, maintenance of operations and availability of power, water and labor resources.
The reduction or elimination of government and economic incentives could cause our revenue to decline.
We believe that the growth of the market for “on-grid” applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in large part on the availability and size of government-generated economic incentives. At present, the cost producing solar energy generally exceeds the price of electricity in the U.S. from traditional sources. As a result, to encourage the adoption of solar technologies, the U.S. government and numerous state governments have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations. The existing Federal Investment Tax Credit was renewed with passage of the 2008 economic stimulus package by the U.S. government. The current Federal Investment Tax Credit allows for a 30% tax credit for both commercial and residential solar installations with no cap and allows the credits to be monetized if it cannot be absorbed by a tax liability.

We face intense competition, and many of our competitors have substantially greater resources than we do.
We operate in a competitive environment that is characterized by price fluctuation and technological change. We compete with major international and domestic companies. Our major system integrator competitors include SunPower/Powerlight, SPG Solar, Akeena Solar, Sun Edison, Global Solar plus numerous other regional players, and other similar companies primarily located in California and New Jersey. Manufacturing competitors include multinational corporations such as BP Solar, Kyocera Corporation, Mitsubishi, Solar World AG, Sharp Corporation, SunPower/Powerlight and Sanyo Corporation. More specifically, our solar power system integrator competitors who have manufacturing facilities in Asia include SunPower/Powerlight. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can.
Our business relies on sales of our solar power products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors own, partner with, have longer term or stronger relationships with solar cell providers which could result in them being able to obtain solar cells on a more favorable basis than us. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.
Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.
Our industry is highly competitive and fragmented, subject to rapid change and has low barriers to entry. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar power equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have.
We believe that our ability to compete depends in part on a number of factors outside of our control, including:
•	the ability of our competitors to hire, retain and motivate qualified personnel;

•	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

•	the price at which others offer comparable services and equipment;

•	the extent of our competitors’ responsiveness to customer needs; and

•	installation technology.
Competition in the solar power services industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.
A few customers account for a significant portion of our sales, and the loss of any of these could harm our business.
For the fiscal year ended December 31, 2008, one customer contributed 48% of our total sales revenue. This compares to the similar period in fiscal 2007 when three customers contributed 53% of our total sales revenue, including one customer who contributed 34% to our revenue. The loss of these customers, without being able to replace them, could have a material adverse effect on our performance, liquidity and prospects.

We generally do not have long-term agreements with our customers and, accordingly, could lose customers without warning.
Our products are generally not sold pursuant to long-term agreements with customers, but instead are sold on a purchase order basis. We typically contract to perform large projects with no assurance of repeat business from the same customers in the future. Although cancellations on our purchase orders to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. This, in addition to the completion and non-repetition of large systems projects, in turn could cause our operating results to fluctuate.
Decrease in construction could adversely affect our business.
During 2008, the downturn in the U.S. economy and the uncertainty of the renewal of the Federal Investment Tax Credit caused a major reduction on our construction related revenues. While the Federal Investment Tax Credit has been renewed and enhanced, our ability to generate revenues from construction contracts will depend on the general and local economic conditions, changes in interest rates, lending standards and other factors. For example, the current housing slump and tightened credit markets have resulted in availability of lending facilities for large commercial projects, higher interest rates for residential retrofits and a contracted new home construction industry.
We act as the general contractor for our customers in connection with the installations of our solar power systems and are subject to risks associated with construction, bonding, cost overruns, delays and other contingencies, which could have a material adverse effect on our business and results of operations.
We act as the general contractor for our customers in connection with the installation of our solar power systems. All essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project. In addition, we require qualified, licensed subcontractors to install most of our systems. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs. Also, many systems customers require performance bonds issued by a bonding agency. Due to the general performance risk inherent in construction activities, it has become increasingly difficult recently to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain bonding, we will be unable to bid on, or enter into, sales contracts requiring such bonding.
Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary solar panels, inverters or other materials. The occurrence of any of these events could have a material adverse effect on our business and results of operations.
Existing regulations and policies of the electric utility industry and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of our products, which may significantly reduce demand for our products.
The market for electricity generating products is strongly influenced by federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the U.S., these regulations and policies are being modified and may continue to be modified. Customer purchases of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our solar power products. For example, without a regulatory-mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers and make our solar power products less desirable.

The failure to increase or restructure the net metering caps could adversely affect our business. Currently all grid-tied photovoltaic systems are installed with cooperation by the local utility providers under guidelines created through statewide net metering policies. These policies require local utilities to purchase from end users excess solar electricity for a credit against their utility bills. The amount of solar electricity that the utility is required to purchase is referred to as a net metering cap. If these net metering caps are reached and local utilities are not required to purchase solar power, or if the net metering caps do not increase in the locations where we install our solar product, demand for our products could decrease. The solar industry is currently lobbying to extend these arbitrary net metering caps, and replace them with either notably higher numbers, or with a revised method of calculation that will allow the industry to continue our expansion in a manner consistent with both the industry and state and federal desires.
Moreover, we anticipate that our solar power products and our installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us, our resellers, and our customers and, as a result, could cause a significant reduction in demand for our solar power products.
Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
As our manufacturing processes generate noise, wastewater, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. In addition, our cost to comply with future regulations may increase, which could adversely impact the price of our products and our profitability.
If we do not retain key personnel, our business will suffer.
The success of our business is heavily dependent on the leadership of our key management personnel, specifically Stephen C. Kircher. In addition, the company currently relies on Todd Lindstrom’s construction experience and management for the installation of solar systems. If either of these people were to leave us, it would be difficult to replace them, and our business may be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow our business. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new qualified employees and to retain and motivate our existing employees and officers.
The growth of our business is dependent upon sufficient capitalization.
The growth of our business depends on our ability to finance new products and services. We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we may incur additional costs in product development, equipment, facilities and integration resources. These additional costs may result in greater fixed costs and operating expenses. As a result, we could be required to expend substantial funds for and commit significant resources to the following:
•	research and development activities on existing and potential product solutions;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment;

•	manufacturing services that meet changing customer needs;

•	technological changes in manufacturing processes;

•	long cycle times for payment collection after incurring capital costs;

•	manufacturing capacity; and

•	developing a franchise network.

We generally recognize revenue on system installations on a “percentage of completion” basis and payments are due upon the achievement of contractual milestones and any delay or cancellation of a project could adversely affect our business.
We recognize revenue on our system installations on a “percentage of completion” basis and, as a result, our revenue from these installations is driven by the performance of our contractual obligations, which is generally driven by timelines for the installation of our solar power systems at customer sites. This could result in unpredictability of revenue and, in the near term, a revenue decrease. As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact our ability to recognize revenue in a particular period. In addition, certain customer contracts may include payment milestones due at specified points during a project. Because we must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve milestones could adversely affect our business and results of operations.
We are subject to particularly lengthy sales cycles in some markets.
Our focus on developing a customer base that requires our solar power products means that it may take longer to develop strong customer relationships or partnerships. Moreover, factors specific to certain industries also have an impact on our sales cycles. Some of our customers may have longer sales cycles that could occur due to the timing of various state and federal subsidies. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue, if at all, and may have adverse effects on our operating results, financial condition, cash flows and stock price.
Products we manufacture for third parties may contain design or manufacturing defects, which could result in customer claims.
We often manufacture products to our customers’ requirements, which can be highly complex and may at times contain design or manufacturing failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.
We may not be able to prevent others from using our trademarks in connection with our solar power products, which could adversely affect the market recognition of our brand names and our revenue.
We have filed applications to register the following trademarks related to our product distribution business: Yes! Solar Solutions, Yes! Energy Series and Yes! Independence Series (the “Marks”) for use with our solar power products. There is no assurance that we will be successful in obtaining such marks. In addition, if someone else has already established trademark rights in the Marks, we may face trademark disputes and may have to market our products with other trademarks, which also could hurt our marketing efforts. Furthermore, we may encounter trademark disputes with companies using marks which are confusingly similar to our Marks which if not resolved favorably could cause our branding efforts to suffer. Trademark litigation carries an inherent risk and we cannot guarantee we will be successful in this type of litigation. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.
Our SkyMount TM racking system is untested and may not be effective or patentable or may encounter other unexpected problems, which could adversely affect our business and results of operations.
Our SkyMount (TM) racking system is new and has not been tested in installation settings for a sufficient period of time to prove its long-term effectiveness and benefits. The SkyMountTM racking system may not be effective or other problems may occur that are unexpected and could have a material adverse effect on our business or results of operations. While we anticipate filing a patent application for our SkyMountTM racking system technology, a patent may not be issued on such technology or we may not be able to realize the benefits from any patent that is issued.
Our competitive position depends in part on maintaining intellectual property protection.
Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We currently rely on a combination of copyrights, trademarks, trade secret laws and confidentiality agreements, to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position.
From time to time, the United States Supreme Court, other federal courts, the U.S. Congress or the U.S. Patent and Trademark Office may change the standards of patentability and any such changes could have a negative impact on our business.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.
If we receive notice of claims of infringement, misappropriation or misuse of other parties’ proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. We may also initiate claims to defend our intellectual property rights. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management’s attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party’s patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.
We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage, and we have limited insurance coverage to protect against such claims and those losses resulting from business interruptions or natural disasters.
Since our products are electricity-producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer, distributor, and installer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the solar power products we sell or install results in injury or damage. We commenced commercial shipment of our solar modules in 2007 and, due to our limited historical experience; we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments which could have a materially adverse effect on our financial results. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
Since we cannot test our solar panels for the duration of our standard 20-year warranty period, we may be subject to unexpected warranty expense; if we are subject to warranty and product liability claims, such claims could adversely affect our business and results of operations.
The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. We have agreed to indemnify our customers and our distributors in some circumstances against liability from defects in our solar cells. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.
Our current standard product warranty for our solar panel systems include a 10-year warranty period for defects in materials and workmanship and a 20-year warranty period for declines in power performance. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. We have sold solar panels since September 2007. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our results. Although we conduct accelerated testing of our solar panels, our solar panels have not and cannot be tested in an environment simulating the 20-year warranty period. As a result of the foregoing, we may be subject to unexpected warranty expense, which in turn would harm our financial results.
Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar panels are incorporated results in injury. We may be subject to warranty and product liability claims in the event that our solar power systems fail to perform as expected or if a failure of our solar power systems results, or is alleged to result, in bodily injury, property damage or other damages.

Since our solar power products are electricity producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. In addition, since we only began selling our solar panels in late 2007 and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation, which could also adversely affect our business and operating results.
Warranty and product liability claims may result from defects or quality issues in certain third-party technology and components that we incorporate into our solar power systems, particularly solar cells and panels, over which we have no control. While our agreements with our suppliers generally include warranties, those provisions may not fully compensate us for any loss associated with third-party claims caused by defects or quality issues in these products. In the event we seek recourse through warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers.
We offer the industry standard of 20 years for our solar modules and industry standard five (5) years for inverters and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have completed a project and recognized revenues. Future product failures could cause us to incur substantial expenses to repair or replace defective products. While we generally pass through manufacturer warranties we receive from our suppliers to our customers, we are responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers’ warranties. If the manufacturer disputes or otherwise fails to honor its warranty obligations, we may be required to incur substantial costs before we are compensated, if at all, by the manufacturer. Additionally, in September 2007 we began installing our own manufactured solar panels where the warranty responsibility will be borne by us. Furthermore, our warranties may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters.
Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.
We expect that our existing cash and cash equivalents, together with collections of our accounts receivable and cash flows from operations in 2009, will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:
•	the level and timing of product revenues;

•	the costs and timing of expansion of product development efforts and the success of these development efforts;

•	the extent to which our existing and new products gain market acceptance;

•	the costs and timing of expansion of sales and marketing activities;

•	competing technological and marketing developments;

•	the extent of international operations;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion and for acquisitions of, investments in, complementary businesses, technologies or product lines; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

We may not be able to obtain additional financing on acceptable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the-per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:
•	develop or enhance our products and services;

•	continue to expand our product development sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.
Our failure to do any of these things could seriously harm our business, operating results and financial condition.
We must effectively manage our growth.
Failure to manage our growth effectively could adversely affect our operations. We may increase the number of our manufacturing facilities and products and may plan to expand further the number and diversity of our products in the future and may further increase the number of locations from which we manufacture and sell. Our ability to manage our planned growth will depend substantially on our ability to:
•	enhance our operational, financial and management systems;

•	maintain adequate capital resources to pay our production costs before our customers pay us;

•	expand usage of our facilities and equipment;

•	successfully integrate our franchise operations while effectively managing our related expenses; and

•	successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities and staff our installation teams.
An expansion and diversification of our product range, manufacturing and sales and franchise locations and customer base may result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as our expenditures on plant, equipment and property in order to meet the anticipated demand of our customers. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers may require rapid increases in design and production services that place an excessive short-term burden on our resources.
We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.
We may not be able to continue to expand our business or manage future growth. To do so will require successful execution of expanding our existing manufacturing facilities, developing new manufacturing facilities, ensuring delivery of adequate solar cells, developing more efficient solar power systems, maintaining adequate liquidity and financial resources, and continuing to increase our revenues from operations. Expanding our manufacturing facilities or developing facilities may be delayed by difficulties such as unavailability of equipment or supplies or equipment malfunction. Ensuring delivery of adequate solar cells is subject to many market risks including scarcity, significant price fluctuations and competition. Maintaining adequate liquidity is dependent upon a variety of factors including continued revenues from operations and compliance with our indentures and credit agreements. If we are unsuccessful in any of these areas, we may not be able to achieve our growth strategy and increase production capacity as planned during the foreseeable future.

Any future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We plan to purchase additional equipment to significantly expand our manufacturing capacity and to hire additional employees to support an increase in manufacturing, research and development and our sales and marketing efforts. We anticipate that we will need to hire a significant number of highly skilled technical, manufacturing, sales, marketing, administrative and accounting personnel. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:
•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	retain key management and augment our management team, particularly if we lose key members;

•	continue to enhance our customer resource management and manufacturing management systems;

•	implement and improve additional and existing administrative, financial and operations systems, procedures and controls, including the need to continue to update and integrate our financial internal control systems as well as our ERP system in our China facility with those of our Roseville, California headquarters;

•	expand and upgrade our technological capabilities; and

•	manage multiple relationships with our customers, suppliers and other third parties.
We may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by rapid growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new solar modules and other products, satisfy customer requirements, execute our business plan or respond to competitive pressures.
We may be unable to achieve our goal of reducing the cost of installed solar systems, which may negatively impact our ability to sell our products in a competitive environment, resulting in lower revenues, gross margins and earnings.
To reduce the cost of installed solar systems, as compared against the current cost, we will have to achieve cost savings across the entire value chain from designing to manufacturing to distributing to selling and ultimately to installing solar systems. We have identified specific areas of potential savings and are pursuing targeted goals. However, such cost savings are especially dependent upon decreasing silicon prices and lowering manufacturing costs. Additionally, we are increasing production capacity at our existing manufacturing facilities while seeking to improve efficiencies. We also expect to develop additional manufacturing capacity. As a result, we expect these improvements will decrease our per unit production costs. However, if we are unsuccessful in our efforts to lower the cost of installed solar systems, our revenues, gross margins and earnings may be negatively impacted in the competitive environment and particularly in the event that governmental and fiscal incentives are reduced or an increase in the global supply of solar cells and solar panels causes substantial downward pressure on prices of our products.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting for our fiscal year ended December 31, 2008 and a report by our independent registered public accounting firm that attests to the effectiveness of our internal control over financial reporting beginning with our fiscal year ending December 31, 2010. Testing and maintaining internal control can divert our management’s attention from other matters that are important to our business. We expect to incur increased expense and to devote additional management resources to Section 404 compliance. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We obtain capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.
Some of the capital equipment used in the manufacture of our solar power products has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, if any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our capacity expansion of our manufacturing facility and otherwise disrupt our production schedule or increase our costs of production.
We generally do not have long-term agreements with our customers and accordingly could lose customers without warning.
We do not have long-term agreements with customers but instead operate on a purchase order basis. We are typically contracted to perform large project with no assurance of repeat business from the same customers in the future. Although we believe that cancellations on our purchase orders to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory.
The demand for products requiring significant initial capital expenditures such as our solar power products is affected by general economic conditions.
The United States and international economies have recently experienced a period of stagnant economic growth. A sustained economic recovery is uncertain. The slowdown of the market may decrease demand for products that require significant initial capital expenditures, including demand for solar cells and solar power systems. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.
We may file claims against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.
We cannot guarantee that infringement of our intellectual property by other parties does not exist now or that it will not occur in the future. To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. Intellectual property litigation is expensive and time consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition, and our enforcement efforts may not be successful. In certain situations, we may have to bring such suit in foreign jurisdictions, in which case we are subject to additional risk as to the result of the proceedings and the amount of damage that we can recover. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that in the United States. Our engagement in intellectual property enforcement actions may negatively impact our financial results.
We are exposed to risks associated with the ongoing financial crisis and weakening global economy, which increase the uncertainty of project financing for commercial solar installations and the risk of non-payment from both commercial and residential customers.
The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy are contributing to slowdowns in the solar industry, which slowdowns may worsen if these economic conditions are prolonged or deteriorate further. The market for installation of solar power systems depends largely on commercial and consumer capital spending. Economic uncertainty exacerbates negative trends in these areas of spending, and may cause our customers to push out, cancel, or refrain from placing orders, which may reduce our net sales. Difficulties in obtaining capital and deteriorating market conditions may also lead to the inability of some customers to obtain affordable financing, including traditional project financing and tax-incentive based financing and home equity based financing, resulting in lower sales to potential customers with liquidity issues, and may lead to an increase of incidents where our customers are unwilling or unable to pay for systems they purchase, and lead to bad debt expenses. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.
Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could prevent us from achieving market share and sales.
Our failure to refine our technology and to develop and introduce new products could cause our products to become uncompetitive or obsolete, which could prevent us from achieving market share and sales. The solar power industry is rapidly evolving and highly competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to compete in the future and we may be unable to secure such financing. We believe that a variety of competing solar power technologies may be under development by other companies that could result in lower manufacturing costs or higher product performance than those expected for our products. Our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of solar power products.
The photovoltaic industry may not be able to compete successfully with conventional power generation or other sources of renewable energy.
Although the photovoltaic industry has experienced substantial growth over the last five years, it still comprises a relatively small component of the total power generation market and competes with other sources of renewable energy, as well as conventional power generation. Many factors may affect the viability of widespread adoption of photovoltaic technology and thus demand for solar wafer manufacturing equipment, including the following:
•	cost-effectiveness of solar energy compared to conventional power generation and other renewable energy sources;

•	performance and reliability of solar modules compared to conventional power generation and other renewable energy sources and products;

•	availability and size of government subsidies and incentives to support the development of the solar energy industry;

•	success of other renewable energy generation technologies such as hydroelectric, wind, geothermal and biomass; and

•	fluctuations in economic and market conditions that affect the viability of conventional power generation and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels.
     As a result of any of the foregoing factors, our financial condition, results of operations, business and/or prospects could be materially adversely affected.
Risks Related to Our International Operations
We are dependent on our Chinese manufacturing operations.
Our current manufacturing operations are located in China and our sales and administrative offices are in the U.S. The geographical distances between these facilities create a number of logistical and communications challenges. In addition, because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate our manufacturing facilities in China.
We may not be able to retain, recruit and train adequate management and production personnel.
Our continued operations are dependent upon our ability to identify, recruit and retain adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by our operations. With the growth currently being experienced in China and competing opportunities for our personnel, there can be no guarantee that a favorable employment climate will continue and that wage rates where we manufacture our products in China will continue to be internationally competitive.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could harm our operations.
All of our manufacturing is conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws or regulations, our interpretation of laws or regulations, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.
Our results could be harmed if compliance with new environmental regulations becomes too burdensome.
Our manufacturing processes may result in the creation of small amounts of hazardous and/or toxic wastes, including various gases, epoxies, inks, solvents and other organic wastes. We are subject to Chinese governmental regulations related to the use, storage and disposal of such hazardous wastes. The amounts of our hazardous waste may increase in the future as our manufacturing operations increase, and therefore, our cost of compliance is likely to increase. In addition, sewage produced by dormitory facilities which house our labor force is coming under greater environmental legislation. Although we believe we are operating in compliance with applicable environmental laws, there is no assurance that we will be in compliance consistently as such laws and regulations, or our interpretation and implementation, change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations. Additionally, we may incur substantial costs to comply with future regulations, which could adversely impact our results of operations.
The Chinese legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our operations.
We conduct our manufacturing through our wholly owned Chinese subsidiary, IAS Electronics (Shenzhen) Co., Ltd. We lease the actual factory. The performance of the agreements and the operations of our factory are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing us. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation which is subsequently followed by implementing regulations, interpretations and guidelines that can render immediate compliance difficult. Similarly, on occasion, conflicts are introduced between national legislation and implementation by the provinces that take time to reconcile. These factors can present difficulties in our compliance. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the Chinese government experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence our determination, which may limit legal protections available to us. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.
Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.
We are incorporated in the United States and have subsidiaries in the U.S., Hong Kong S.A.R. and the Peoples’ Republic of China. Although we currently sell our products only to customers in the U.S., we may sell our products to customers located outside of the U.S. in the future. Protectionist trade legislation in the U.S. or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of U.S. laws and regulations, changes to which may affect our ability to transact business with non-U.S. customers or in certain product categories.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facility in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact our profits and operating results.
We are exposed to the limit of the availability and price of electricity.
The primary energy supply to our operations in China is electricity from the local power company. There is not an extensive and resilient connection to a national or regional power grid. Thus, we may be exposed to power outages and shut downs which our standby generators would only partially mitigate. Fluctuations in world oil prices and supply could affect our supply and cost of electricity. The electricity producers that supply us with electricity in our facility in China generate their electricity from oil, and our back-up generators create electricity from diesel fuel. Accordingly, fluctuations in world oil product prices and supply could affect our supply and cost of electricity at our manufacturing facilities.
We face risks associated with international trade and currency exchange.
We transact business in a variety of currencies including the U.S. dollar and the Chinese Yuan Renminbi, or RMB. Although we make all sales in U.S. dollars, we incur approximately 20% of our operating expenses, such as payroll, land rent, electrical power and other costs associated with running our facilities in China, in RMB. Changes in exchange rates would affect the value of deposits of currencies we hold. In July 2005 the Chinese government announced that the RMB would be pegged to a basket of currencies, making it possible for the RMB to rise and fall relative to the U.S. dollar. We do not currently hedge against exposure to currencies. We cannot predict with certainty future exchange rates and thus their impact on our operating results. We do not have any long-term debt valued in RMB. Movements between the U.S. dollar and the RMB could have a material impact on our profitability.
Changes to Chinese tax incentives and heightened efforts by the Chinese tax authorities to increase revenues could subject us to greater taxes.
Under applicable Chinese law, we have been afforded profits tax concessions by Chinese tax authorities on our operations in China for specific periods of time, which has lowered our cost of operations in China. However, the Chinese tax system is subject to substantial uncertainties with respect to interpretation and enforcement. Recently, the Chinese government has attempted to augment its revenues through heightened tax collection efforts and phasing out tax holiday incentives. Continued efforts by the Chinese government to increase tax revenues could result in revisions to or changes to tax incentives or new interpretations by the Chinese government of the tax benefits we should be receiving currently, which could increase our future tax liabilities or deny us expected concessions or refunds.
Future outbreaks of communicable diseases may have a negative impact on our business and operating results.
In 2003, several economies in Asia, including China, where our operations are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. Although there have been no recent outbreaks of SARS or other communicable diseases, if there is a recurrence of an outbreak of SARS, or similar infectious or contagious diseases such as H1N1 flu, it could adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closure to our factory, and our operations could be seriously disrupted as the majority of our work force is housed in one dormitory. In addition, an outbreak could negatively affect the willingness of our customers, suppliers and managers to visit our facilities.
Risks Related to our Common Stock and this Offering
We have not paid and are unlikely to pay cash dividends in the foreseeable future.
We have not paid any cash dividends on our common stock and may not pay cash dividends in the future. Instead, we intend to apply earnings, if any, to the expansion and development of the business. Thus, the liquidity of your investment is dependent upon active trading of our stock in the market.
Any future financings and subsequent registration of common stock for resale will result in a significant number of shares of our common stock available for sale, and such sales could depress our common stock price. Further, no assurances can be given that we will not issue additional shares which will have the effect of diluting the equity interest of current investors. Moreover, sales of a substantial number of shares of common stock in any future public market could adversely affect the market price of our common stock and make it more difficult to sell shares of common stock at times and prices that either you or we determine to be appropriate.

We expect our stock price to be volatile.
Should a public market develop, the trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:
•	the depth and liquidity of the market for the common stock;

•	developments generally affecting the energy industry;

•	investor perceptions of the business;

•	changes in securities analysts’ expectations or our failure to meet those expectations;

•	actions by institutional or other large stockholders;

•	terrorist acts;

•	actual or anticipated fluctuations in results of operations;

•	announcements of technological innovations or significant contracts by us or our competitors;

•	introduction of new products by us or our competitors;

•	our sale of common stock or other securities in the future;

•	changes in market valuation or earnings of our competitors;

•	changes in the estimation of the future size and growth rate of the markets;

•	results of operations and financial performance; and

•	general economic, industry and market conditions.
In addition, the stock market in general often experiences substantial volatility that is seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, should a public market develop.
Any sale of a substantial amount of our stock could cause our stock price to drop.
As part of the terms of private placements, we registered for resale approximately 26,056,825 shares of our common stock, including 2,289,580 shares underlying warrants, with the SEC, representing approximately 69% of our outstanding common stock as of December 31, 2008.
As part of the terms of a private placement, we are now registering for resale an additional 14,197,000 shares of our common stock with the SEC, representing approximately 27% of our outstanding common stock as of October 19, 2009.
None of these shareholders are obligated to retain our shares. Any sale by these or other holders of a substantial amount of common stock in any future public market, or the perception that such a sale could occur, could have an adverse effect on the market price of our common stock. Such an effect could be magnified if our stock is relatively thinly traded.
There may not be an active public market for our common stock in the near term and you may have to hold your common stock for an indefinite period of time.
Although our common stock is trading on the OTC Bulletin Board, there currently is a limited trading market for the common stock, and we cannot assure you that any market will further develop or be sustained. Because our common stock is expected to be thinly traded, you cannot expect to be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. It may be difficult for you to resell a large number of your shares of common stock in a short period of time or at or above their purchase price.

Our stock may be governed by the “penny stock rules,” which impose additional requirements on broker-dealers who make transactions in our stock.
SEC rules require a broker-dealer to provide certain information to purchasers of securities traded at less than $5.00, which are not traded on a national securities exchange or quoted on The NASDAQ Stock Market. Since our common stock is not currently traded on an “exchange,” if the future trading price of our common stock is less than $5.00 per share, our common stock will be considered a “penny stock,” and trading in our common stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934 (the “Penny Stock Rules”). The Penny Stock Rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also give bid and offer quotations and broker and salesperson compensation information to the prospective investor orally or in writing before or with the confirmation of the transaction. In addition, the Penny Stock Rules require a broker-dealer to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction before a transaction in a penny stock. These requirements may severely limit the liquidity of securities in the secondary market because few broker-dealers may be likely to undertake these compliance activities. Therefore, unless an exemption is available from the Penny Stock Rules, the disclosure requirements under the Penny Stock Rules may have the effect of reducing trading activity in our common stock, which may make it more difficult for investors to sell.
Our shareholders may experience future dilution.
Our charter permits our board of directors, without shareholder approval, to authorize shares of preferred stock. The board of directors may classify or reclassify any preferred stock to set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of shares of preferred stock that have preference rights over the common stock with respect to dividends, liquidation, voting and other matters or shares of common stock having special voting rights. Further, substantially all shares of common stock for which our outstanding stock options are exercisable are, once they have been purchased, eligible for immediate sale in the public market.
The issuance of additional shares of our capital stock or the exercise of stock options or warrants could be substantially dilutive to your shares and may negatively affect the market price of our common stock.
If we do not meet the listing standards established by The NASDAQ Stock Market or other similar markets, our common stock may not become listed for trading on one of those markets.
As soon as reasonably practicable, we intend to apply to list our common stock for trading on The NASDAQ Stock Market, on either the NASDAQ Global Market tier or The NASDAQ Capital Market tier. The NASDAQ Stock Market has established certain quantitative criteria and qualitative standards that companies must meet in order to become and remain listed for trading on these markets. We cannot guarantee that we will be able to meet all necessary requirements for listing; therefore, we cannot guarantee that our common stock will be listed for trading on The NASDAQ Stock Market or other similar markets.
We may need additional capital in the future to fund the growth of our business, and financing may not be available.

Our currently available capital resources, combined with the net cash proceeds from this offering, cash flows from operations and expected interest income, may be insufficient to meet our working capital and capital expenditure requirements. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the availability and terms of asset-based credit facilities, the timing and level of our accounts receivable collections, and our ability to manage our business profitability.

We may need to raise additional funds through public or private debt or equity financings or enter into new asset-based or other credit facilities, but such financings may dilute our stockholders. We cannot assure you that any additional financing that we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results, or financial condition could be materially adversely affected.

Our management team will have broad discretion over the use of the net proceeds from this offering.
Our management will use their discretion to direct the net proceeds from this offering. We intend to use the net proceeds for general corporate purposes. General corporate purposes may include capital expenditures, future acquisitions, working capital and repayment of other debt. Our management’s judgments may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
Our stock price is volatile, and you may not be able to resell your shares at or above the offering price.
The market price of our common stock has been, and we expect will continue to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:
•	our perceived prospects;

•	variations in our operating results and whether we have achieved key business targets;

•	changes in, or our failure to meet, revenue estimates

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic, political or stock market conditions.

USE OF PROCEEDS
     The Selling Stockholders may sell all of the common stock offered by this Prospectus from time-to-time. We will not receive any proceeds from the sale of those shares of common stock.
MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDERS MATTERS
     Our common stock began trading on the Over the Counter Bulletin Board (OTCBB) under the symbol “SOPW.OB” on September 25, 2007. The quarterly high and low bid information in U.S. dollars on the OTCBB of our common shares during the periods indicated are as follows:

	High Bid	Low Bid
Fiscal Year Ending December 31, 2009
Third Quarter to September 30, 2009	$1.90	$0.75
Second Quarter to June 30, 2009	$1.29	$0.57
First Quarter to March 31, 2009	$1.02	$0.50

Fiscal Year Ending December 31, 2008
Fourth Quarter to December 31, 2008	$1.43	$0.41
Third Quarter to September 30, 2008	$1.72	$1.04
Second Quarter to June 30, 2008	$1.80	$1.05
First Quarter to March 31, 2008	$4.44	$0.95

Fiscal Year Ending December 31, 2007
Fourth Quarter to December 31, 2007	$4.65	$2.65
From September 25, 2007 to September 30, 2007	$5.00	$2.83
     These Over-the-Counter Bulletin Board bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On December 31, 2008 and 2007, the last reported sale price for our common stock was $0.47 and $3.80 per share, respectively.
     We registered 18,753,334 shares of our common stock under the Securities Act of 1933, as amended for sale to certain stockholders who also hold certain registration rights, including 800,000 shares of our common stock that are issuable upon the exercise of an outstanding warrant by our placement agent, Roth Capital Partners, LLC. The shares were registered on Form SB-2 with the SEC effective September 14, 2007.
     We registered 7,303,491 shares of our common stock under the Securities Act of 1933, as amended for sale to certain stockholders who also hold certain registration rights, including 1,489,580 shares of our common stock that are issuable upon the exercise of outstanding warrants. The outstanding warrants included 135,417 issued to our placement agent, Needham & Company, LLC. The shares and underlying warrants were registered on Form SB-2 effective with the SEC on January 22, 2008.
Stockholders
     As of October 19, 2009 we had approximately 265 holders of record of our common stock.
Dividends
     We have paid no dividends on our common stock since our inception and may not do so in the future.
Securities Authorized for Issuance under Equity Compensation Plans
     On November 15, 2006, subject to approval of the Stockholders, the Company adopted the 2006 Equity Incentive Plan reserving nine percent of the outstanding shares of common stock of the Company (“2006 Plan”). On February 7, 2007, our stockholders approved the 2006 Plan reserving nine percent of the outstanding shares of common stock of the Company pursuant to the Definitive Proxy on Schedule 14C filed with the Commission on January 22, 2007.

     As of December 31, 2008, we have outstanding 2,156,900 service-based and 200,000 performance-based stock options to purchase shares of our common stock issued under the 2006 Plan. The service-based and performance-based options have an exercise price from $1.00 to $3.45 and are subject to vesting schedules and terms. As of December 31, 2008, we had 2,670,267 service-based, performance-based options and restricted stock awards outstanding. The following table provides aggregate information as of December 31, 2008 with respect to all compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance.

Number of securities
	(a) Number of		remaining available
	securities to be		for
	issued upon		future issuance under
	exercise of	Weighted-average	equity compensation
	of outstanding	exercise price of	plans (excluding
	options, warrants	outstanding options,	securities reflected
Plan Category	and rights	warrants and rights	in column (a))
Equity Compensation Plans approved by security holders	2,356,900	$1.28	854,647	(1)
Equity Compensation Plans not approved by security holders			—

Total	2,356,900	$1.28	854,674	(1)

(1)	Includes number of shares of common stock reserved under the 2006 Equity Incentive Plan (the “Equity Plan”) as of December 31, 2008, which reserves 9% of the outstanding shares of common stock of the Company.
Issuer Purchase of Equity Securities
     None

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
          Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “believes,” “considers,” “intends,” “expects,” “may,” “will,” “should,” “forecast,” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. Forward-looking statements are not guarantees of our future performance or results, and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors.”
     The following discussion is presented on a consolidated basis, and analyzes our financial condition and results of operations for the years ended December 31, 2008 and 2007.
     Unless the context indicates or suggests otherwise reference to “we”, “our”, “us” and the “Company” in this section refers to the consolidated operations of Solar Power, Inc., a California corporation.
Overview
     We manufacture photovoltaic panels or modules and balance of system components in our Shenzhen, China manufacturing facility. We sell these products through two distinct sales channels; 1) direct product sales to domestic and international markets and 2) our own use in building commercial and residential solar projects in the U.S. In addition to our solar revenue, we generate revenue from our legacy cable, wire and mechanical assemblies segment. Our cable wire and mechanical assembly products are also manufactured in our China facility and sold into the transportation and telecommunications markets. Currently, the factory has an annual production capacity of approximately 50 megawatts of photovoltaic solar modules and balance of system products. The un-utilized capacity is being reserved for photovoltaic module and balance of system expansion.
     Our business is conducted through our wholly-owned subsidiaries, SPIC, Inc. (“SPIC”), Yes! Solar, Inc. (“YES”), Yes! Construction Services, Inc. (“YCS”), International Assembly Solutions Limited (a Hong Kong company) (“IASHK”) and IAS Electronics (Shenzhen) Co., Ltd. (“IAS Shenzhen”).
     SPIC and YCS are engaged in the business of design, sales and installation of photovoltaic (“PV”) solar systems for commercial, industrial and residential markets. YCS is also a company-owned franchise territory.
     YES is engaged in the sale and administration of our product distribution operations.
     IASHK is engaged in sales of our cable, wire and mechanical assemblies business.
     IAS Shenzhen is engaged in manufacturing our solar modules, will manufacture our balance of products and continues to be engaged in our cable, wire and mechanical assemblies business.
Background and Corporate History
     We became the registrant through a reverse merger with Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.), on December 29, 2006. For purposes of discussion and disclosure, we refer to the predecessor as Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.), to distinguish it from the registrant and accounting acquirer, Solar Power, Inc., a California corporation.
     On August 6, 2006, Solar Power, Inc., a California corporation, entered into share exchange agreement with all the shareholders of International Assembly Solutions, Limited (“IAS-HK”), which was incorporated in Hong Kong on January 18, 2005 with limited liability. Solar Power, Inc. a California corporation was originally incorporated in the State of California to facilitate creation of a U.S. holding company for IAS-HK operations and to engage in sales, installation and integration of photovoltaic systems in the U.S. Pursuant to the share exchange agreements, the equity owners of IAS-HK transferred all their equity interest in IAS HK in exchange for a total of 14,000,000 shares of Solar Power, Inc. a California corporation, in November 2006. As a result, IAS-HK became a wholly-owned subsidiary of Solar Power, Inc., a California corporation.
     On August 23, 2006, Solar Power, Inc., a California corporation entered into an Agreement and Plan of Merger with Welund Acquisition Corp., a Nevada corporation (“Merger Sub”) a wholly-owned subsidiary of Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.). On December 29, 2006, Solar Power, Inc., a California corporation, merged with Merger Sub and Solar Power, Inc., a California corporation became a wholly-owned subsidiary of Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc. On February 15, 2007, we re-domiciled in the State of California.

     In February 2005 Dale Renewables Consulting, Inc., (“DRCI”), a California corporation was formed to engage in the business of solar modules and systems installation, integration and sales. In May 2006, Solar Power, Inc., a California corporation, and Dale Stickney Construction, Inc. (“DSCI”), the parent of DRCI, agreed in principle on the acquisition of DRCI by Solar Power, Inc., a California corporation, and entered into an operating agreement with DRCI providing that Solar Power, Inc., a California corporation would effectively be responsible for all current operations, liabilities, and revenues, effective June 1, 2006, as contemplated by the proposed merger agreement.
     In August 2006, Solar Power, Inc., a California corporation, and DRCI completed the Agreement and Plan of Merger (the “Merger Agreement”), including the Assignment and Interim Operating Agreement (the “Operating Agreement”) which was an exhibit to the Merger Agreement. The Operating Agreement obligated Solar Power, Inc., a California corporation, to provide all financing necessary for DRCI’s operations subsequent to June 1, 2006 until the consummation of the acquisition in exchange for all the revenues generated from its operations. The Operating Agreement also provided that Solar Power, Inc., a California corporation, was to provide all management activities of DRCI on its behalf from June 1, 2006 until the consummation of the acquisition.
     On November 15, 2006, the Company completed the acquisition of DRCI, paying $1,115,373 in cash in exchange for 100% of the outstanding shares of DRCI. The acquisition of DRCI provided Solar Power, Inc., a California corporation, with an experienced photovoltaic sales and installation team.
     On April 12 and 17, 2007 the Company issued standby letters of credit totaling $800,000 to two suppliers, Sharp Electronics and Kyocera Solar. The letters of credit were issued in support of the Company’s line of credit with these suppliers. These suppliers have no interest in the Company and are not considered related parties. The term of the letters of credit are twelve months and are collateralized by $800,000 of the Company’s cash deposits. These letters of credit were released by Sharp Electronics and Kyocera Solar and cancelled in January 2008.
     On May 7, 2007, the Company entered into a lease for the location of the Company’s first energy outlet. The store is located in Roseville, California and has approximately 2,000 square feet. The term of the lease is sixty three months commencing on October 20, 2007, with an initial rent of approximately $78,000 per year and has an option to renew for an additional five years.
     On June 5, 2007, the Company entered into a capitalized lease agreement with California First Leasing Corporation to finance the purchase of approximately $581,000 of software and hardware. The term of the lease is thirty-six months; the Company paid an initial security deposit of approximately $9,000 and secured the lease with a letter of credit of $450,825 collateralized by an equal amount of the Company’s cash deposits. As of September 30, 2009, the Company owed approximately $250,000 on this lease agreement.
     On June 8, 2007, the Company issued a standby letter of credit in the amount of $1,000,000 in favor of China Merchants Bank as collateral for the line of credit of its subsidiary, IAS Electronics (Shenzhen) Co., Ltd. The letter of credit is for a term of one year and is secured by the Company’s cash deposits. In June, 2008, the line of credit was repaid in full and the letter of credit was released by China Merchants Bank.
     On June 20, 2007, the Company issued a standby letter of credit to California First Leasing Corporation in the amount of $284,367 as security for a capital lease agreement. The term of the letter of credit is one year and is secured by the Company’s cash deposits. On July 31, 2007 this letter of credit was increased to $601,100 to secure an increase to principal and interest to the capital lease agreement. Under the terms of the lease with California First Leasing Corporation the required amount of the letter of credit is reduced annually as the outstanding balance of the lease decrease. On October 1, 2008 the amount of the letter of credit was reduced to approximately $450,825 for an additional twelve months. At December 31, 2008 the amount outstanding on the letter of credit to California First Leasing Corporation was $450,825 collateralized by an equal amount of the Company’s cash deposits.
     On June 25, 2007, the Company entered into an agreement with China Merchants Bank for a working capital line of credit through its wholly-owned subsidiary, IAS Electronics (Shenzhen) Co., Ltd. in the amount of $900,000. The term of the agreement is one year with an annual interest rate of 6.75 percent. The line is secured by a $1,000,000 standby letter of credit collateralized by the Company’s cash deposits. In June 2008, this working capital line of credit was repaid in full and the letter of credit released by China Merchants Bank.
     On July 25, 2007, the Company entered into an office lease for the relocation of the Company headquarters. The building is located at 1115 Orlando Avenue in the city of Roseville, California and has approximately 19,000 square feet. The term of the lease is five years commencing on August 1, 2007, with an initial rent of approximately $343,000 per year and has an option to renew for an additional five years.

     On December 13, 2007, the Company and its wholly-owned subsidiary, Yes! Solar, Inc. (“YES”) entered into a Retailer Program Agreement (the “Agreement”) with GE Money Bank to provide to YES retail customers a vehicle to finance solar systems purchased from YES. The agreement provides that the Company will provide a standby letter of credit equal to the greater of $50,000 or one percent of sales under the Agreement. A standby letter of credit in the amount of $50,000 was issued on November 14, 2007 as a condition to the execution of the Agreement. The term of the letter of credit was renewed for an additional year on November 14, 2008. As of October 8, 2009 there were no sales under this Agreement.
     Management is considering the impact of the following industry trends as they impact the manufacturing of complete photovoltaic systems and planned business model:
•	Solar cell pricing trends around the world: Recently the key material in the production of solar cells (silicon) has been decreasing in price due to the global financial crisis. Solar cells are the major component cost in a photovoltaic module. The Company has responded by seeking longer-term supply agreements for solar cells at current market rates. To date the Company has entered into one long-term supply agreement for solar cells at which the price is fixed, but there is no financial commitment on the part of the Company to take delivery of cells. Our intent is secure ample solar cell supply to meet our growth needs and to avoid the risk of long-term contract pricings with suppliers whose products are expected to see a decline in the average selling price. Industry experts believe that additional planned expansion of silicon processing factories coming on line will produce enough raw materials to create an oversupply on projected demand. Failure to effectively manage our supply will hinder our expected growth and our component costs may have an adverse affect on the Company’s profitability.

•	Government subsidies: Federal and State subsidies relating directly to solar installations are an important factor in the planned growth of the solar industry. These subsidies are very important to growing the market for photovoltaic systems because they provide a significant economic incentive to all buyers. Without these incentives, industry growth would likely stall. These regulations are constantly being amended and will have a direct effect on our product sales among those states that offer superior incentives to the solar industry.

•	Global economic conditions: While there has been deterioration in the global economic condition of the financial markets, affecting most segments of industry and commerce, the Company is positioned in the renewable energy segment which remains stronger than most business segments. Since our customers may depend on financial markets for financing of solar installations, the Company is responding by seeking financing sources for its customers. Failure to secure these sources may have an adverse affect on the Company’s business opportunities and profitability.
Critical Accounting Policies and Estimates
     Inventories — Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, product obsolescence, customer concentrations, product merchantability and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results.
     Goodwill — Goodwill resulted from our acquisition of Dale Renewables Consulting, Inc. We perform a goodwill impairment test on an annual basis and will perform an assessment between annual tests in certain circumstances. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we make estimates and judgments about our future cash flows. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage our business.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and product sales, franchise operations and cable, wire and mechanical assemblies.
          Photovoltaic Installation, integration and product sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the six months ended June 30, 2008 and 2009, the Company did recognize one product sale on a bill and hold arrangement in each period. In the 2009 instance, the customer requested that we store product to combine with a subsequent order in order to reduce their transportation costs. In the 2008 instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on this sale.
Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.
In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.
The assets, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
          Franchise Operations — The Company began selling franchise territories in fiscal 2008. The Company did not recognize any franchise revenue in its fiscal 2008 financial statements. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue” (“SFAS 45”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. The Company has determined that when the franchisee places its first order for a solar installation all the material services or conditions will be deemed to have been met. At December 31, 2008 the Company had $350,000 of deferred revenue included in its financial statements from franchise fees. On August 31, 2009, the Company discontinued the sale of franchise territories and began converting existing franchisees to distributors.
          Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sales of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our wire and mechanical assembly business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. In our cable, wire and mechanical assembly business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company records the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. The accrual for warranty claims consisted of the following at December 31, 2008 and 2007 (in thousands):

	2008	2007
Beginning balance	$103	$—
Provision charged to warranty expense	641	103
Less: warranty claims	(1)	—

Ending balance	$743	$103

     Stock based compensation — Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (“SFAS No. 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Prior to 2006 the Company had not issued stock options or other forms of stock-based compensation.
Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.
     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At December 31, 2008 and 2007 the Company has an allowance of approximately $49,000 and $48,000, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.
Our operations include manufacturing activities outside of the United States. Profit from non-U.S. activities is subject to local country taxes but not subject to United States tax until repatriated to the United States. It is our intention to permanently reinvest these earnings outside the United States. The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result.
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions are included in income. Translations adjustments as a result of the process of translating foreign financial statements from functional currency to U.S. dollars are disclosed and accumulated as a separate component of equity.
Aggregate net foreign currency transaction gains included in the income statement were approximately $228,000 and $214,000 for the years ended December 31, 2008 and 2007, respectively.

Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. With respect to the acquisition of DRCI by Solar Power, Inc., a California corporation, in fiscal year 2006, the Company estimated the fair value of contracts acquired based on certain assumptions to be approximately $637,000. The Company estimated the value of each contract opportunity acquired by estimating the percentage of contracts that would be signed and by applying a comparable acquisition cost to each contract based on the Company’s current sales subcontractor commission rates.
Segment Information
     The Company has three reportable segments: (1) photovoltaic installation, integration and product sales (“Photovoltaic installation, integration and sales”), (2) franchise operations and (3) cable, wire and mechanical assemblies and processing sales (“Cable, wire and mechanical assemblies”). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
Recent Accounting Pronouncements
     In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109,” Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of this pronouncement did not have a material impact our financial position, results of operations or cash flows.
     In September 2006, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a common definition for fair value to be applied to accounting principles generally accepted in the United States of America guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008 FASB issued Staff Position No. 157-2 that defers the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed a fair value in financial statements on a recurring basis, for fiscal years beginning after November 15, 2008. In addition, FASB also agreed to exclude from scope of FAS 157 fair value measurements made for purposes of applying FAS No. 13 “Accounting for Leases” and related interpretive accounting pronouncements. The adoptions of FAS No. 157 for financial assets and liabilities did not have a material effect on the consolidated financial statements. The Company does not expect the adoption of FAS No. 157 for non-financial assets and liabilities to have a material impact on the consolidated financial statements.
     In February 2007, the FASB issued FAS No. 159, ” The Fair Value Option for Financial Assets and Financial Liabilities —Including an amendment of FASB Statement No. 115", (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after July 1, 2008, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The adoption of FAS No. 159 did not have a material effect on the consolidated financial statements.
     In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”) which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS No. 141(R) is prospectively effective to business combinations for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of FAS No. 141(R) on the Company’s consolidated financial statements will be determined in part by the nature and timing of any future acquisitions completed by it.

     In December 2007, the FASB issued FAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements (as amended)” (“FAS No. 160”) which improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as equity consolidated financial statements. Moreover, FAS No. 160 eliminates the diversity that currently exists in accounting from transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. FAS No.160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; earlier adoption is prohibited. The Company is currently evaluating the impact that FAS No. 160 will have on its consolidated financial statements.
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivatives Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS No. 161”)”. SFAS No. 161 requires enhanced disclosures about a company’s derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 161 and does not expect adoption to have a material impact on results of operations, cash flows or financial position.
     In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” The FSP amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP must be applied prospectively to intangible assets acquired after the effective date. The Company will apply the guidance of the FSP to intangible assets acquired after January 1, 2009. For the six months ended June 30, 2009, there were no intangible assets acquired. The Company does not expect adoption to have a material impact on its financial position, results of operations, or cash flows.
     In June 2008, the FASB ratified EITF Issue 07-5 (EITF 07-5), “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of EITF 07-5 did not have a material effect on our consolidated financial statements.
     In May 2009, the FASB Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” FASB Staff Position No. APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of APB 14-1 did not have a material effect on our consolidated financial statements.
     In April 2009, FASB issued FSP 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (collectively “FSP/APB”) which increase the frequency of fair value disclosures to a quarterly instead of annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on an entity’s balance sheet at fair value. FSP/APB is effective for interim and annual periods ending after June 15, 2009. The adoption of this FSP/APB did not have a material impact on results of operations, cash flows or financial position
     In May 2009, FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS 165 sets forth (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial reporting periods ending after June 15, 2009. The adoption of FAS 165 did not have a material impact on results of operations, cash flows or financial position.
     In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The objective of SFAS 168 is to establish the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”).SFAS 168 is effective for interim and annual financial reporting periods ending after September 15, 2009. The Company does not anticipate the adoption of SFAS 168 to have a material impact on results of operations, cash flows or financial position.

Results of Operations
Comparison of the year ended December 31, 2008 to the year ended December 31, 2007
     Net sales — Net sales for the year ended December 31, 2008 increased 161.4% to approximately $47,421,000 from approximately $18,144,000 for the year ended December 31, 2007.
     Net sales in the photovoltaic installation, integration and product sales segment increased 203.0% to approximately $44,670,000 from approximately $14,744,000 for the year earlier comparative period. The Company began manufacturing its own solar panels in the third quarter of 2007. The Company began selling panels to other integrators in Asia and Europe, which accounted for most of the increase in revenue during fiscal 2008. The Company expects that these types of panel sales will continue to be an increased source of revenue in fiscal 2009.
     There were no sales in our franchise operations segment for the years ended December 31, 2008 and 2007.
     Net sales in the cable, wire and mechanical assemblies segment decreased 19.1% to approximately $2,751,000 from approximately $3,400,000 for the year earlier comparative period. This is the legacy segment of the Company’s business. The Company expects to continue to service the customers it has in this segment as it continues to develop its solar segment, but is not actively seeking new customers.
     Cost of goods sold — Cost of goods sold were approximately $43,844,000 (92.5% of net sales) and approximately $15,816,000 (87.2% of net sales) for the years ended December 31, 2008 and 2007, respectively.
     Cost of goods sold in the photovoltaic installation, integration and product sales segment was approximately $41,819,000 (93.6% of sales) for the year ended December 31, 2008 compared to approximately $13,876,000 (94.1% of net sales) for the year ended December 31, 2007. While the Company has experienced significant growth in sales for this segment in fiscal 2008, higher than anticipated solar cell costs in the third and fourth quarters eroded construction margins in our photovoltaic segment. Due to decreasing cell costs in fiscal 2009, the Company expects that margins will improve in fiscal 2009.
     There were no cost of goods sold in our franchise operations segment for the years ended December 31, 2008 and 2007.
     Cost of goods sold in the cable, wire and mechanical assembly segment were approximately $2,025,000 (73.6% of net sales) for the year ended December 31, 2008 compared to approximately $1,940,000 (57.1% of net sales) for the year ended December 31, 2007. The increase is attributable to product mix, increased shipping costs due to fuel surcharges and increased material costs due to the increase in copper wire pricing, a key component in the cable wire segment. The Company does not expect margins to materially improve in this segment.
General and administrative expenses — General and administrative expenses were approximately $8,981,000 for the year ended December 31, 2008 and approximately $7,196,000 for the year ended December 31, 2007 an increase of 24.8%. As a percentage of net sales, general and administrative expenses were 18.9% and 39.7%, for the years ended December 31, 2008 and 2007, respectively. The increase in actual cost is primarily due to the increase in employee related expense, infrastructure costs and professional fees associated with the continued development of our photovoltaic solar business and start up of our franchise operations. Significant elements of general and administrative expenses for the year ended December 31, 2008 include employee related expense of approximately $4,223,000, information technology costs of approximately $171,000, insurance costs of approximately $171,000, professional and consulting fees of approximately $1,573,000, rent of approximately $583,000, travel and lodging costs of $197,000, stock compensation expense of $359,000 and bad debt expense of $264,000. The bad debt expense pertains primarily to one commercial installation project on which the owner was unable to complete financing on the project and had to terminate installation. The Company expects general and administrative expenses to continue to decline as a percentage of revenue.
     Sales, marketing and customer service expense — Sales, marketing and customer service expenses were approximately $2,618,000 for the year ended December 31, 2008 and $2,254,000 for the year ended December 31, 2007. As a percentage of net sales, sales, marketing and customer service expenses were 5.5% and 12.4% for the years ended December 31, 2008 and 2007, respectively. The increase in cost is primarily due to increases in payroll, marketing costs and commission costs associated required to development of our photovoltaic solar business. Significant elements of sales, marketing and customer service expense for the year ended December 31, 2008 were payroll related expenses of approximately $1,209,000, advertising and trade show expenses of approximately $430,000, commission expense of approximately $451,000 stock-based compensation costs of approximately $110,000 and travel and lodging costs of approximately $62,000.

     Engineering, design and product management expense — Engineering, design and product management expenses were approximately $559,000 and $199,000 for the year ended December 31, 2008 and 2007, respectively. As a percentage of sales, product development expenses were 1.2% and 1.1% for the years ended December 31, 2008 and 2007, respectively. Significant elements of engineering, design and product management expense for the year ended December 31, 2008 were payroll and related expenses of approximately $261,000, product certification and testing of approximately $255,000 and stock-based compensation expense of $34,000. The Company expects these expenses to continue in 2009 as the Company expands its product lines and sales activity in global markets.
     Interest income / expense — Interest income, net was approximately $20,000 and $180,000 for the years ended December 31, 2008 and 2007, respectively. As a percentage of net sales, interest income, net was 0% and 1.0% for the years ended December 31, 2008 and 2007, respectively. Interest income, net consisted of interest income of approximately $135,000 from earnings on the Company’s idle cash offset by interest expense of approximately $115,000 on the Company’s short term borrowings in fiscal year 2008. Interest income, net consisted of interest income of approximately $286,000 from the earnings on the Company’s idle cash offset by interest expense of approximately $106,000 in fiscal 2007.
     Other income / expense — Other expense, net for the year ended December 31, 2008 was approximately $10,000. Other income for the year ended December 31, 2007 was approximately $8,000. Other expense, net consisted primarily of expenses of $17,000 related to the sub-lease of the Company’s former corporate headquarters offset by $7,000 generated from the sale of scrap.
     Net loss — The net loss was approximately $8,738,000 and $7,194,000 for the years ended December 31, 2008 and 2007, respectively. The significant costs incurred to continue development of our photovoltaic solar business and franchise operations were the drivers of the increased operating loss in 2008.
Liquidity and Capital Resources
     A summary of the sources and uses of cash and cash equivalents is as follows:

	Year ended	Year ended
	December	December
(in thousands)	31, 2008	31, 2007
Net cash used in operating activities	$(577)	$(13,064)
Net cash used in investing activities	(766)	(1,034)
Net cash provided by financing activities	404	9,544

Net decrease in cash and cash equivalents	$(939)	$(4,554)

     From our inception until the closing of our private placement on October 4, 2006, we financed our operations primarily through short-term borrowings. We received net proceeds of approximately $14,500,000 from the private placement made by Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.) when we completed our reverse merger with them in December 2006.
     In December 2007, we completed a private placement of 4,513,911 shares of our comment stock with proceeds approximately $10,185,000, net of expenses of approximately $1,551,000.
     As of December 31, 2008, we had approximately $5,915,000 in cash and cash equivalents.
     Net cash used in operating activities of approximately $577,000 for the year ended December 31, 2008 was primarily a result of a net loss of approximately $8,738,000, plus non-cash items included in net income, including depreciation of approximately $700,000 related to property and equipment, stock-based compensation expense of approximately $548,000, bad debt expense of approximately $264,000, stock issued for services of approximately $22,000 and income tax expense of approximately $167,000. Also contributing to cash used in operating activities were decreases in accounts payable of approximately $1,248,000 resulting from prepayment requirements of our cell suppliers, decreased income taxes payable of approximately $7,000 offset by decreases in accounts receivable of approximately $1,870,000 resulting from collection of our sales of solar panels upon shipment, decreases in costs and estimated earnings in excess of billings on uncompleted contracts of approximately $1,914,000 resulting from decreased installation revenues in the fourth quarter of fiscal 2008, decreases in inventories of approximately $2,433,000 resulting from decreased solar panel inventory, decreased prepaid expenses and other current assets of approximately $326,000 resulting from decreased supplier deposit requirements, increases in billings in excess of costs and estimated earnings on uncompleted contracts of approximately $157,000 resulting from billings primarily on residential solar installations not yet underway in fiscal 2008 and increases in accrued liabilities of approximately $665,000 resulting, increases in deferred revenue of approximately $350,000 resulting from deferred franchise fees and increased warranty reserve of approximately $640,000.

     Net cash used in operating activities of approximately $13,064,000 for the year ended December 31, 2007 was primarily a result of a net loss of approximately $7,194,000, plus non-cash items included in net income, including depreciation of approximately $330,000 related to property and equipment, amortization of intangibles of approximately $684,000, stock-based compensation expense of approximately $541,000, bad debt expense of approximately $118,000, stock issued for services of approximately $50,000, warrants issued for services of approximately $12,000 and income tax expense of approximately $61,000. Also contributing to cash used in operating activities were an increase in our accounts receivable of approximately $4,157,000 as a result of increased sales in our solar photovoltaic business segment, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of approximately $2,088,000, an increase in our inventories of approximately $4,659,000 primarily related to our solar photovoltaic business and increases in prepaid expenses and other current assets of approximately $410,000, a decrease in income taxes payable of approximately $6,000, a decrease in billings in excess of costs and estimated earnings on uncompleted contracts of approximately $123,000 offset by an increase in our accounts payable of approximately $2,839,000 related to our increased inventory, and an increase in accrued liabilities of approximately $938,000 resulting primarily from increased sales tax liability of approximately $557,000, accrued job costs of approximately $212,000 and accrued warranty costs of approximately $103,000.
     Net cash used in investing activities of approximately $766,000 for the year ended December 31, 2008 primarily relates to acquisition of property, plant and equipment. Property, plant and equipment acquired was primarily for the expansion of the solar panel assembly line in our China manufacturing facility and computer equipment required for our franchise operations.
     Net cash used in investing activities of approximately $1,034,000 for the year ended December 31, 2007 primarily relates to acquisition of property, plant and equipment.
     Net cash generated from financing activities was approximately $404,000 for the year ended December 31, 2008 and is comprised of approximately $1,668,000 from the release of restricted cash collateralizing cancelled letters of credit and $69,000 from issuance of our common stock from the exercise of employee stock options offset by approximately $976,000 used to repay the line of credit to China Merchants Bank, approximately $343,000 of principal payments on notes and capital leases and approximately $14,000 of additional costs related to our private placement in December 2007.
     Net cash generated from financing activities was approximately $9,544,000 for the year ended December 31, 2007 and is comprised of approximately $11,517,000 of net proceeds from the issuance of common stock and warrants, net of issuance costs, and $931,000 from proceeds of our PRC line of credit, offset by approximately $389,000 of principal payments on notes and capital leases and approximately $320,000 of principal payments on loans from related parties and restricted cash collateralizing letters of credit of approximately $2,195,000.
     In the short-term we do not expect any material change in the mix or relative cost of our capital resources. As of December 31, 2008, we had approximately $5,915,000 in cash and cash equivalents and approximately $527,000 of restricted cash collateralizing standby letters of credit we issued to support our capital lease and a financing obligation of our subsidiary, Yes! Solar, Inc. Our plan and focus will be to continue the development of our solar panel manufacturing facility, manufacturing our branded solar system products, generating new customers, and organizing a distribution model through the development of our franchise network. With our current level of cash on hand and collection of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts, we believe we have sufficient working capital to satisfy our working capital requirements to fund operations at their current levels.
     On July 24, 2008, the Company signed a four-year supply agreement which obligates the Company to purchase a specific quantity of solar panels over the four year term of the agreement or pay a cancellation penalty of as much as $6.5 million. As of December 31, 2008 the Company has purchased approximately $541,000 solar panels under this supply agreement.
     We may be required to raise capital to fund our anticipated future growth. Due to the current global financial crisis there is no assurance that if we are required to raise capital that it will be available to us. Future cash forecasts are based on assumptions regarding operational performance, and assumptions regarding working capital needs associated with increasing customer orders and supply chain agreements.

     Contractual Obligations
     Operating leases — The Company leases premises under various operating leases. Rental expense under operating leases included in the statement of operations was approximately $834,000 and $502,000 for the years ended December 31, 2008 and 2007, respectively.
     The Company was obligated under operating leases requiring minimum rentals as follows (in thousands):

Years ending December 31,
2009	$626
2010	454
2011	459
2012	310

Total minimum payments	$1,849

     The Company was obligated under notes payable requiring minimum payments as follows (in thousands):

Years ending December 31,
2009	$51
2010	52
2011	44
2012	6

153
Less current portion	(50)

Long-term portion	$103

     The notes payable are collateralized by trucks used in the Company’s solar photovoltaic business, bear interest rates between 1.9% and 2.9% and are payable over sixty months.
     The Company leases certain equipment under capital leases. The leases expire from January to October 2010. The Company was obligated for the following minimum payments (in thousands):

Years ending December 31,
2009	$327
2010	216

543
Less amounts representing interest	(43)

Present value of net minimum lease payments	500
Less current portion	(292)

Long-term portion	$208

     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligates the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty of as much as $6.5 Million. In fiscal 2009, the cancellation penalty could be as much as $740,000. The final selling price to the Company is dependent upon the price that Solyndra, Inc. sells the same product to other third-party customers and is expected to decline over the term of the agreement.
     On December 13, 2007, the Company and its wholly-owned subsidiary, Yes! Solar, Inc. (“YES”) entered into a Retailer Program Agreement (the “Agreement”) with GE Money Bank to provide to YES retail customers a vehicle to finance solar systems purchased from YES. The agreement provides that the Company will provide a standby letter of credit equal to the greater of $50,000 or one percent of sales under the Agreement. A standby letter of credit in the amount of $50,000 was issued on November 14, 2007 as a condition to the execution of the Agreement. The term of the letter of credit was renewed for an additional year on November 14, 2008. As of December 31, 2008 there were no sales under this Agreement.

Off-Balance Sheet Arrangements
     At December 31, 2008, we did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.
     The following discussion is presented on a consolidated basis, and analyzes our financial condition and results of operations for the six months ended June 30, 2009 and 2008.
     Unless the context indicates or suggests otherwise reference to “we”, “our”, “us” and the “Company” in this section refers to the consolidated operations of Solar Power, Inc. and its subsidiaries.
Critical Accounting Policies and Estimates
     Inventories — Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, product obsolescence, customer concentrations, product merchantability and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. Beginning on January 1, 2009, inventories are stated at the lower of cost or market, determined by the first in first out cost method. Prior to January 1, 2009, inventories were determined using the weighted average cost method. The conversion to first in first out cost method had no material effect on the financial statements.
     Goodwill — Goodwill resulted from our acquisition of Dale Renewables Consulting, Inc. We perform a goodwill impairment test on an annual basis and will perform an assessment between annual tests in certain circumstances. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we make estimates and judgments about our future cash flows. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage our business.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and product sales, franchise operations and cable, wire and mechanical assemblies.
•	Photovoltaic Installation, integration and product sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the six months ended June 20, 2009 and 2008, the Company did recognize one product sale in each period on a bill and hold arrangement in each period. In the 2009 instance, the customer requested that we store product to combine with a subsequent order in order to reduce their transportation costs. Subsequent to the quarter end the product was delivered. In the 2008 instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on this sale.

Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.

In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.

The assets, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.

•	Franchise Operations — The Company began selling franchise territories in fiscal 2008. The Company did not recognize any franchise revenue in its fiscal 2008. For the three and six months ended June 30, 2009, the Company recognized approximately $47,000 in franchise revenue consisting of approximately $40,000 in product sales, $6,000 in royalty revenue and $1,000 in franchise fee revenue is its financial statements. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue” (“SFAS 45”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. The Company has determined that when the franchisee places its first order for a solar installation all the material services or conditions will be deemed to have been met. At June 30, 2009 the Company had approximately $184,000 of deferred revenue and approximately $131,000 in inventory deposits included in its financial statements. Deferred revenue and deposits as of December 31, 2008 were reclassified to conform to current period presentation. Subsequent to June 30, 2009, the Company terminated all existing franchise agreements and will no longer seek new franchisees. The Company expects to enter into arrangements with our former franchisees in which they will distribute our branded Yes! products. In addition the Company expects to seek potential distributors for this product line. The Company does not expect that this will have a material effect on operating income. The Company will continue its significant involvement in the operations. Therefore, no discontinued operation treatment is required. The deferred revenue consists of deferred franchise fee revenue. These fees will either be refunded or used by existing franchisees as a credit against future product purchases.

•	Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sales of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our wire and mechanical assembly business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. In our cable, wire and mechanical assembly business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company records the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. The accrual for warranty claims consisted of the following at June 30, 2009 (in thousands):

(in thousands)
Balance at December 31, 2008	$743
Provision charged to warranty expense	226
Less: warranty claims	—

Balance at June 30, 2009	$969

     Stock based compensation — The Company accounts for stock based compensation under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (“SFAS No. 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Prior to 2006 the Company had not issued stock options or other forms of stock-based compensation.
Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.
     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At June 30, 2009 and December 31, 2008 the Company has an allowance of approximately $275,000 and $49,000, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.
Our operations include manufacturing activities outside of the United States. Profit from non-U.S. activities is subject to local country taxes but not subject to United States tax until repatriated to the United States. It is our intention to permanently reinvest these earnings outside the United States. The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result.
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions are included in income. Translations adjustments as a result of the process of translating foreign financial statements from functional currency to U.S. dollars are disclosed and accumulated as a separate component of equity.
     Aggregate net foreign currency transaction losses included in the income statement was approximately $3,000 for the six months ended June 30, 2009 and net foreign currency transaction gain included in the income statement was approximately $219,000 for the six months ended June 30, 2008.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Results of Operations
Six Months Ended June 30, 2009, as compared to Six Months Ended June 30, 2008
Net Sales
     Net sales for the six months ended June 30, 2009 increased 2.0% to approximately $16,195,000 from approximately $15,879,000 for the six months ended June 30, 2008.

     Net sales for the six months ended June 30, 2009, in the photovoltaic installation, integration and product sales segment, decreased 3.2% to approximately $14,314,000 from approximately $14,783,000. The decrease in sales in this segment was attributable to the decrease in revenue from installation and integration sales due to delay in the renewal of the federal investment tax credit for solar power until the fourth quarter of 2008 and the general economic conditions making financing of these types of projects more difficult. The Company expects that installation and integration revenues will increase during subsequent quarters as the general economic conditions improve.
     Net sales in our franchise operations segment were approximately $47,000 for the six months ended June 30, 2009. There were no sales in our franchise operations segment for the six months ended June 30, 2008. Subsequent to June 30, 2009, the Company discontinued the sale of franchise territories and converted existing franchisees to product distributors. The Company expects that its distribution business will continue to grow with addition of new dealers in the future.
     Net sales for the six months ended June 30, 2009, in the cable, wire and mechanical assemblies segment, increased 67.3% to approximately $1,834,000 from approximately $1,096,000 for the year earlier comparative period. The increase is attributable to sales to one customer. This is the legacy segment of the Company’s business. The Company expects to continue to service the customers it has in this segment as it continues to develop its solar segment, but is not actively seeking new customers. Sales in this segment are expected to fluctuate from quarter to quarter during fiscal 2009.
Cost of Goods Sold
     Cost of goods sold were approximately $14,007,000 (86.5% of net sales) and approximately $14,464,000 (91.1% of net sales) for the six months ended June 30, 2009 and 2008, respectively.
     Cost of goods sold in the photovoltaic installation, integration and product sales segment was approximately $13,000,000 (90.8% of sales) for the six months ended June 30, 2009 compared to approximately $13,694,000 (92.6% of net sales) for the six months ended June 30, 2008. The decrease in costs of goods sold as a percentage of sales over the comparative period is attributable to a decrease in solar cell prices. It is expected that this trend will continue in subsequent quarters.
     Cost of goods sold in our franchise operations was approximately $7,000 (14.9% of net sales) for the six months ended June 30, 2009. There were no cost of goods sold in our franchise operations segment for the six months ended June 30, 2009 and 2008.
     Cost of goods sold in the cable, wire and mechanical assembly segment were approximately $1,000,000 (54.5% of net sales) for the six months ended June 30, 2009 compared to approximately $770,000 (70.3% of net sales) for the six months ended June 30, 2008. The decrease is attributable to product mix. The Company expects that margin will continue to vary with product mix in this segment.
General and Administrative Expense
     General and administrative expense was approximately $4,436,000 and $4,675,000 for the six months ended June 30, 2009 and 2008, respectively, an decrease of 5.1.%. As a percentage of sales, general and administrative expense was 27.4% and 29.4% for the six months ended June 30, 2009 and 2008, respectively. The decrease in costs for the six months ended June 30, 2009 over the comparative period is primarily due to the decrease in professional fee expense. Significant elements of general and administrative expense for the six months ended June 30, 2009 were employee related expenses of approximately $2,204,000, professional and consulting fees of approximately $553,000, rent, telephone and utilities of approximately $344,000, travel and lodging of approximately $90,000, depreciation expense of approximately $223,000 and stock-based compensation expense of approximately $239,000. The Company expects that general and administrative expense will continue at the current rates in the future.
Sales, Marketing and Customer Service Expense
     Sales, marketing and customer service expense was $1,635,000 and $1,191,000 for the six months ended June 30, 2009 and 2008, respectively, an increase of 37.3%. As a percentage of sales, sales, marketing and customer service expense was 10.1% and 7.5%, respectively. The increase in sales, marketing and customer service expense over the comparative period was primarily due to a increase in employee costs due to increased sales staffing and increased customer care costs. Significant elements of sales, marketing and customer service expense for the six months ended June 30, 2009 were employee related expense of approximately $913,000, advertising expense of approximately $115,000, stock-based compensation expense of approximately $69,000, commission expense of approximately $67,000, rent telephone and utilities of approximately $69,000, business development costs of approximately $70,000, customer care costs of approximately $80,000 and travel expenses of approximately $56,000. The Company expects that these costs will continue a similar rates in future periods.
Engineering, design and product management
     Engineering, design and product management expense was $399,000 and $268,000 for the six months ended June 30, 2009 and 2008, respectively. Significant elements of product development expense for the six months ended June 30, 2009 were employee related expense of approximately $234,000 and product certification and testing costs of approximately $143,000. The Company expects that product development costs will continue at their current rate in fiscal 2009 as it expands this activity.
Other Income / Expense
     Other expense, net, was approximately $35,000 for the six months ended June 30, 2009. Other income, net was approximately $37,000 for the six months ended June 30, 2008. Other expense included interest expense, net, for the six months ended June 30, 2009 of approximately $28,000 of interest paid on notes and capital leases offset by interest earned on cash balances of approximately $5,000 and other expense of approximately $12,000.
Income Tax Expense
     The Company provided income tax expense of approximately $3,000 and $3,000 for the six months ended June 30, 2009 and 2008, respectively. The Company is currently in a net loss position and has only provided for statutory minimum taxes.
Liquidity and Capital Resources
     A summary of the sources and uses of cash and cash equivalents is as follows:

	Six Months	Six Months
	Ended June 30,	Ended June 30,
(in thousands)	2009	2008

Net cash used in operating activities	$(2,096)	$(3,065)
Net cash used in investing activities	(17)	(269)
Net cash (used in) provided by financing activities	(448)	465

Net decrease in cash and cash equivalents	$(2,561)	$(2,869)

     As of June 30, 2009 and December 31, 2008, we had approximately $3,356,000 and $5,915,000 in cash and cash equivalents, respectively.
     Net cash used in operating activities of approximately $2,096,000 for the six months ended June, 2009 was primarily a result of a net loss of approximately $4,320,000, less non-cash items included in net loss, primarily depreciation of approximately $426,000 related to property and equipment, stock-based compensation expense of approximately $326,000 and bad debt expense of approximately $279,000. Also contributing to cash used in operating activities were an increase in our accounts receivable of approximately $4,310,000 as a result of increased sales with terms in our solar photovoltaic business segment, an increase in inventories of approximately $1,918,000 due to advance purchases of solar cells and material in our cable, wire and mechanical assembly segment, an increase in asset held for sale of approximately $138,000, an increase in accounts payable of approximately $7,836,000 resulting from purchase of solar cell on extended credit terms, an increase in deferred revenues of approximately $59,000 and a decrease in accrued liabilities of approximately $90,000 primarily from a decrease in accrued commission costs.
     Net cash used in investing activities of approximately $17,000 for the six months ended June 30, 2009 primarily relates to acquisition of property, plant and equipment.
     Net cash used in financing activities was approximately $448,000 for the six months ended June 30, 2009 and is comprised of approximately $273,000 from the increase in restricted cash held by our bank collateralizing ACH transactions and principal payments on notes and capital leases payable of approximately $175,000.

     In the short-term we do not expect any material change in the mix or relative cost of our capital resources. As of June 30, 2009, we had approximately $3,356,000 in cash and cash equivalents and approximately $800,000 of restricted cash collateralizing standby letters of credit we issued to support our capital lease and a financing obligation and ACH transactions of our subsidiary, Yes! Solar, Inc. Our focus will be to continue development and manufacturing of our solar modules and racking systems. We will continue to sell these products through our commercial, residential and international distribution channels.
     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligated the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty. The final selling price to the Company is dependent upon the price that Solyndra, Inc. sells the same product to other third-party customers and is expected to decline over the term of the agreement. On June 8, 2009, the Company signed a Second Amendment to Agreement for Sale of Photovoltaic Panels removing the requirement to purchase specific quantities of solar panels and removing the cancellation penalties.
     The current economic conditions of the U.S. market, coupled with reductions of solar incentives in Europe have presented challenges to us in generating the revenues and or margins necessary for us to generate positive working capital for our business. While our sales pipeline of solar system construction projects continues to grow, our revenues are largely dependent on third party financing for these projects. As a result, our revenues remain difficult to predict and we cannot assure current shareholders and potential investors that we will be successful in generating positive cash from operations. Knowing that revenues are unpredictable, our strategy has been to manage our spending tightly by maintaining a core group of employees in our China and U.S. offices, and to outsource the majority of our construction workforce. We plan to grow our residential sales channel through a licensed dealership distribution model in an effort to grow product revenue without significant company infrastructure investments. These strategies have allowed us to maintain a relatively constant run rate of spending while growing our revenues year over year.
     Over the past two years we have sustained losses from operations and have relied on equity financing to provide working capital. We have been actively working with additional potential investors to ensure that we have additional equity available to us as needed. In addition, we are working on sources of project financing as well as asset backed credit facilities. One of the largest single uses of working capital is solar cells used in manufacturing our solar modules. Over the last 6 months, positive changes in the market supply and lower pricing of silicon have allowed us to reduce the working capital required to build our product, and fund much of that working capital through extended payment terms with our vendors. This change in the market has allowed us to significantly reduce the amount of working capital required to maintain our inventory, and in some cases, allowed us to collect revenues from customers in advance of paying for direct materials.
     We believe the funds generated by the anticipated revenues of our operations, reductions in the working capital requirements of the business due to silicon pricing and terms, and potential funds available to us through debt and equity financing, are adequate to fund our anticipated cash needs through the next twelve months. We anticipate that we will retain all earnings, if any, to fund anticipated growth in the business.
Off-Balance Sheet Arrangements
None

DESCRIPTION OF BUSINESS
Overview
     We manufacture photovoltaic panels or modules and balance of system components in our Shenzhen, China manufacturing facility. We sell these products through two distinct sales channels; 1) direct product sales to domestic and international markets and 2) our own use in building commercial and residential solar projects in the U.S. In addition to our solar revenue, we generate revenue from our legacy cable wire and mechanical assembly segment. Our cable, wire and mechanical assemblies products are also manufactured in our China facility and sold in the transportation and telecommunications markets. We believe that we have distribution and installation advantages by having our manufacturing facilities in China that will result in lower operational cost versus other competing United States-based solar power companies and technologies that do not currently have operations in China. Solar companies that do have operations in China are viewed as competitors only to the extent that they supply solar modules to U.S. integrators that compete with us for solar design and installation work.
     Through our vertically integrated business model that serves multiple sales channels, we are able to achieve several advantages in the market place. Those advantages include product innovation in solar modules, racking systems and monitoring systems, quality control of the products we sell, business diversification through multiple revenue streams, and low operating costs through our ability to leverage goods and services from our China operations.
Business Development
     We became the registrant through a reverse merger with Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.), on December 29, 2006. For purposes of discussion and disclosure, we refer to our predecessor as Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.), to distinguish it from the registrant and accounting acquirer, Solar Power, Inc., a California corporation.
     On May 10, 2005, International Assembly Solutions, Limited (a company formed under the laws of Hong Kong S.A.R. (“IAS HK”) formed the limited liability company IAS Electronics (Shenzhen) Co., Ltd. (IAS Shenzhen), in accordance with the People’s Republic of China (“PRC”) laws, a Wholly Foreign-Owned Enterprises (collectively known as the “WFOE Law”) and commenced operations the same month.
     In August 2006, Solar Power, Inc., a California corporation, entered into a share exchange agreement with all the shareholders of IAS HK, which was incorporated in Hong Kong on January 18, 2005 with limited liability. Solar Power, Inc., a California corporation, was originally incorporated in the State of California on May 22, 2006 to facilitate creation of a U.S. holding company for IAS-HK operations and to engage in sales, installation and integration of photovoltaic systems in the U.S. The equity owners of IAS-HK transferred all their equity interest in IAS-HK to Solar Power, Inc., a California corporation. As a result, IAS HK became our wholly owned subsidiary.
DRCI Acquisition
     In February 2005 Dale Renewables Consulting, Inc., (“DRCI”), a California corporation was formed to engage in the business of solar modules and systems installation, integration and sales. In May 2006, Solar Power, Inc., a California corporation, and Dale Stickney Construction, Inc., (“DSCI”), the parent of DRCI, agreed in principle on the acquisition of DRCI by Solar Power, Inc., a California corporation, and entered into an operating agreement with DRCI providing that Solar Power, Inc., a California corporation would effectively be responsible for all current operations, liabilities, and revenues, effective June 1, 2006, as contemplated by the proposed merger agreement.
     In August 2006, Solar Power, Inc., a California corporation, and DRCI completed the Agreement and Plan of Merger (the “Merger Agreement”), including the Assignment and Interim Operating Agreement (the “Operating Agreement”) T We acquired DRCI in order to accelerate its entry into the California market for sale and installation of solar systems, including assumption of the installation and construction contracts that DRCI had at that time.
     On November 15, 2006, we completed the acquisition of DRCI. The acquisition of DRCI provided Solar Power, Inc., a California corporation, with an experienced photovoltaic sales and installation team.

Our Subsidiaries
     Our business is conducted through our wholly-owned subsidiaries, SPIC, Inc. (“SPIC”), Yes! Solar, Inc. (“YES”), Yes! Construction Services, Inc. (“YCS”), IAS-HK and IAS Shenzhen.
     SPIC and YCS are engaged in the business of design, sales and installation of photovoltaic (“PV”) solar systems for commercial, industrial and residential markets. YCS is also a company-owned franchise territory.
     YES is engaged in the administration and operation of our product distribution network.
     IAS-HK is engaged in sales of our cable, wire and mechanical assemblies business.
     IAS Shenzhen is engaged in manufacturing our solar modules, our balance of solar system products and continues to be engaged in our legacy cable, wire and mechanical assemblies business.
Industry Overview
     According to industry studies, net electricity consumption is expected to more than double between 2003 and 2030, growing from 14.8 trillion kilowatt hours to 30.1 trillion kilowatt hours. During this time frame, the report projects that natural gas and renewable energy sources are the only fuels expected to see an increase in the share of the total world electricity generation. We have not commissioned any independent industry studies and rely on existing reports.
     Currently, the electric power industry is one of the world’s largest industries with annual global revenues reaching approximately $1 trillion per year. Higher fossil fuel prices, particularly for natural gas, have raised the cost of producing electricity. As a result of these higher production costs, renewable energy sources such as solar are better able to compete economically.
     In 2003, nearly 60 percent of the total net electricity consumption in the Organization for Economic Co-operation and Development (OECD) economies was in the residential and commercial building sectors. The industrial sectors accounts for 39%.
     Economic growth is among the most important factors to be considered in projecting changes in the world’s energy consumption. Over the 2003 to 2030 period, the projected world real Gross Domestic Product (GDP) is expected to average 3.8% growth annually. Despite higher energy prices over the last 2 years, the U.S. economy is projected to grow an average of 3.0% between 2006 and 2015 and then slow to 2.9% during the period 2015 through 2030. Canada’s growth is expected to mirror the United States while Mexico should see growth closer to 4.1%.
     Between 2003 and 2030, much of the world’s economic growth is expected to occur among the nations of non-OECD Asia. China for example, is expected to have demand grow by an average 5.5% per year. By 2020, China is expected to have the world’s largest economy, based on share of Gross Domestic Product (GDP). Another country experiencing similar demand growth is India, where the average annual GDP is projected to be 5.4% over the same timeframe.
     According to an industry report, to meet the world’s electricity demand, an extensive expansion of installed generating capacity will be required. How each country or region adds the additional capacity depends on the availability of local resources, energy security and market competition among fuel choices. The fuel mix used to generate electricity over the past thirty years has changed significantly. Coal has remained the dominant fuel but the use of nuclear power increased during the 1970s and natural gas rapidly grew during the 1980s and 1990s. This fuel mix change was encouraged by the rise in oil prices.
     The fuel mix for electricity generation included coal, natural gas, oil, nuclear power and renewable sources, such as solar, hydroelectric and wind power. Solar accounted for less than one percent. Electric power producers face several challenges in meeting anticipated growth in electricity demand:
•	Environmental regulations. Environmental regulations addressing global climate change and air quality seek to limit emissions by existing fossil fuel-fired generation plants and new generating facilities. Countries that are parties to international treaties such as the Kyoto Protocol have voluntarily submitted to reducing emissions of greenhouse gases. National and regional air pollution regulations also restrict the release of carbon dioxide and other gases by power generation facilities.

•	Infrastructure reliability. Investment in electricity transmission and distribution infrastructure has not kept pace with increased demand, resulting in major service disruptions in the United States, such as the Northeast blackout in August 2003. Increasing capacity of the aging infrastructure to meet capacity constraints will be capital intensive, time consuming and may be restricted by environmental concerns.

•	Fossil fuel supply constraints and cost pressures. The supply of fossil fuels is finite. While an adequate supply of coal, natural gas and oil exists for the foreseeable future, depletion of the fossil fuels over this century may impact prices and infrastructure requirements. For example, the U.S. domestic supply of liquefied natural gas, or LNG, is not expected to meet consumption requirements by 2025, requiring significant investment in LNG shipping terminal infrastructure to support imported fuel. Political instability, labor unrest, war and the threat of terrorism in oil producing regions has disrupted oil production, increased the volatility of fuel prices and raised concerns over foreign dependency in consumer nations.

•	Weather. Regional weather impacts, such as higher temperatures or drought frequencies and duration, may affect the demand for electricity consumption or the ability to produce additional electrical supplies, as in the case of hydro production.
     We believe that economic, environmental and national security pressures and technological innovations are creating significant opportunities for new entrants within the electric power industry. The demand for additional electricity resources will bring changes to the market place and create opportunities for those companies that anticipate, plan and execute appropriately.
Distributed Generation and Renewable Energy
     Distributed generation and renewable energy are two promising areas for growth in the global electric power industry. Distributed generation is defined as point-of-use electricity generation that either supplements or bypasses the electric utility grid. Distributive generation employs technologies such as solar power, micro turbines and fuel cells. The move to distributed power will come from capacity constraints, increased demand for reliable power reliability and the economic challenges of building new centralized generation and transmission facilities.
     Renewable energy is defined as energy supplies that derive from non-depleting sources such as solar, wind and certain types of biomass. Renewable energy reduces dependence on imported and increasingly expensive oil and natural gas. In addition, growing environmental pressures, increasing economic hurdles of large power generation facilities and U.S. National Security interests are favorable drivers for renewable energy. Renewable energy, including solar and wind power, is the fastest growing segment of the energy industry worldwide.
     Solar power is both distributed and renewable. Solar power is an environmentally benign, locally sourced renewable energy source that can play an immediate and significant role in assisting global economic development, forging sustainable global environmental and energy policies, and protecting national security interests.
Solar Power
     Solar power generation uses interconnected photovoltaic cells to generate electricity from sunlight. The photovoltaic process (PV) captures packets of light (photons) and converts that energy into electricity (volts). Most photovoltaic cells are constructed using specially processed silicon. When sunlight is absorbed by a semiconductor, the photon knocks the electrons loose from the atoms, allowing the electrons to flow through the material to produce electricity. This generated electricity is direct current (DC).
     Light can be separated into different wavelengths with a wide range of energies. These photons may be reflected, absorbed or passed right through the PV cell. Solar cell technology only has the ability to capture the energy of photons within a specific range. Lower wavelength photons create heat, resulting in higher solar cell temperatures and lower conversion rate to energy. Higher wavelength photons have lower levels of energy and thus do not generate electricity. A typical commercial cell has an efficiency of only 15%.
     Many interconnected cells are packaged into solar modules, which protect the cells and collect the electricity generated. Solar power systems are comprised of multiple solar modules along with related power electronics. Solar power technology, first used in the space program in the late 1950s, has experienced growing worldwide commercial use for over 25 years in both on-grid and off-grid applications.
•	On-grid. On-grid applications provide supplemental electricity to customers that are served by an electric utility grid, but choose to generate a portion of their electricity needs on-site. The On-grid segment is typically the most difficult to compete in since electricity generated from coal, nuclear, natural gas, hydro and wind is generally at much lower rates. Despite the unfavorable cost comparisons, On-grid applications have been the fastest growing part of the solar power market. This growth is primarily driven by the worldwide trend toward deregulation and privatization of the electric power industry, as well as by government initiatives, including incentive programs to subsidize and promote solar power systems in several countries, including Japan, Germany and the United States. On-grid applications include residential and commercial rooftops, as well as ground-mounted mini-power plants.
•	Off-grid. Off-grid applications serve markets where access to conventional electric power is not economical or physically feasible. Solar power products can provide a cost-competitive, reliable alternative for such power applications as highway call boxes, microwave stations, portable highway road signs, remote street or billboard lights, vacation homes, rural homes in developed and developing countries, water pumps and battery chargers for recreational vehicles and other consumer applications.
     Solar power has emerged as one of the primary distributed generation technologies seeking to capitalize on the opportunities resulting from trends affecting the electric power industry. Relative to other distributed generation technologies, solar power benefits include:
•	Modularity and scalability. From tiny solar cells powering a hand-held calculator to an array of roof modules powering an entire home to acres of modules on a commercial building roof or field, solar power products can be deployed in many sizes and configurations and can be installed almost anywhere in the world. Solar is among the best technologies for power generation in urban areas, environmentally sensitive areas and geographically remote areas in both developing and developed countries.

•	Reliability. With no moving parts and no fuel supply required, solar power systems reliably power some of the world’s most demanding applications, from space satellites to maritime applications to remote microwave stations. Solar modules typically carry warranties as long as 25 years.

•	Dual use. Solar modules are expected to increasingly serve as both a power generator and the skin of the building. Like architectural glass, solar modules can be installed on the roofs or facades of residential and commercial buildings.

•	Environmentally cleaner. Subsequent to their installation solar power systems consume no fuel and produce no air, water or noise emissions.
     Germany, Japan and the United States presently comprise the majority of world market sales for solar power systems. Government policies in these countries, in the form of both regulation and incentives, have accelerated the adoption of solar technologies by businesses and consumers. For example, in the United States, the 2005 energy bill enacted a 30% investment tax credit for solar, and in January 2006 California approved the largest solar program in the country’s history, a $3.2 billion, 11-year California Solar Initiative. The California Solar Initiative is a recently adopted state policy expiring in 2017 that provides for long term subsidies in the form of rebates to encourage all Californians to use solar energy where possible. This Initiative is of particular importance to us because our Company’s headquarters are in Sacramento, California, and we anticipate that many of our franchise sales will be in California. These three countries together accounted for 83% of the solar global market in 2005. The recently passed Federal American Recovery and Reinvestment Act (“ACT”) renewed the 30% investment tax credit and removed the cap placed on residential installations so that now homeowners can take advantage of the full credit. In addition the ACT makes it possible to monetize the tax credit if they cannot be absorbed by a tax liability.
     As a result of the benefits and government support of solar power, the solar power market has seen sustained and rapid growth. Global PV installations have increased from 345 megawatts (MW) in 2001 to 1,460 MW in 2005. Unit shipments have increased over 20% per year on average for the past 20 years, and have never seen a year with negative growth.
     Despite the benefits of solar power, there are also certain risks and challenges faced by solar power. Solar power is heavily dependent on government subsidies to promote rapid introduction and acceptance by mass markets. Solar is an inert process that makes it difficult to compare against other non-inert technologies when comparing costs as current solar modules are generally warranted for a 25 year life. When the costs of producing solar are compared to other energy sources, solar power is more expensive than grid-based energy, nuclear, wind, etc. Different solar technologies carry different efficiencies. Traditional PV solar cells carry efficiencies ranging from 13% to 22% per cell. Solar thin film technologies are less expensive to manufacture than PV solar cell but generally carry efficiencies ranging from 5% to 9%.

Our Challenges
     Although solar power can provide a cost-effective alternative for off-grid applications, we believe the principal challenge to widespread adoption of solar power for on-grid applications is reducing manufacturing and installation costs without impairing product reliability. We believe the following advancements in solar power technology are necessary to meet this challenge:
•	Efficient material use. Reduce raw materials waste, particularly the waste associated with sawing silicon by conventional crystalline silicon technology. Efficient use of silicon is imperative for the growth of the industry due to the limited supply and increasing cost of silicon raw material expected for the near future.

•	Simplified and continuous processing. Reduce reliance on expensive, multi-step manufacturing processes.

•	Reduced manufacturing capital costs. Decrease the costs and risks associated with new plant investments as a result of lower capital costs per unit of production.

•	Improved product design and performance. Increase product conversion efficiency, longevity and ease of use. Conversion efficiency refers to the fraction of the sun’s energy converted to electricity.

•	Simplified installation process. Reduce the time and effort required to install a solar system. Eliminate non-value added functions.
Our Solution
     We offer a broad range of our solar modules, balance-of-system components, and integration services, including system design and installation. We source components that are capital intensive to produce, such as solar cells, and rely on our manufacturing and assembly process to efficiently and economically complete our final products. We utilize our in-house expertise to design and customize systems and components to meet each customer’s requirements. Finally, we modify our system components so our installation process time is reduced.
     Our solutions enable our operations to improve the quality and yield of our manufactured products, to improve the delivery of and shorten our time-to-market, thereby improving both product and service profitability. We believe that our solutions provide the following key benefits to our customers:
•	cost-effective solar modules and balance of system products;

•	high quality components and supply chain management expertise;

•	custom design and manufacturing expertise; and

•	superior customer service and post-sales support.
Our Strategy
     Our business strategy is to develop, manufacture and market solar panels and system component products to industrial, commercial and residential facilities primarily in the United States. We presently are focused on the following steps to implement our business strategy:
•	Outsource completed solar cells. We believe that we have the resources and relationships to acquire solar cells. We have entered into discussion with several manufacturers who possess the production capacity to deliver the required number of complete solar cells and have entered into an agreement with one of them that will guarantee prices through calendar 2009, but not obligating the Company a purchase commitment. The manufacturing process to convert metallurgical grade silicon into either solar wafers or solar cells requires high capital investments and long lead times. We firmly believe that our firm’s resources are better applied to manufacturing the solar module and balance of system products.

•	Accelerate our manufacturing cost reduction and capacity expansion. We intend to quicken the expansion pace, secure critical supply chain and leverage our technology and manufacturing capabilities through strategic partnerships with other participants in the solar power industry. We have extensive experience manufacturing cable wire and mechanical assemblies in our existing facility in China. We apply our expertise and know-how, which requires the same skill sets, into assembling solar modules and balance of system components. Our existing manufacturing team is well versed in bringing components into China, applying value-added services, exporting our finished products through the Chinese regulatory environment and delivering the final product to our customers’ doorsteps. In July 2006, we secured a 123,784 square foot manufacturing facility providing us with the potential capacity to produce over 50 MW of solar panels annually. During fiscal 2008 we produced approximately 8.6 MW of solar panels which enabled us to fulfill our customer’s requirements and reduce our dependency on third-party solar panels.

•	Accelerate our installation cost reductions. We are implementing a made-to-order system for each customer order. We first utilize our engineering expertise during the initial sales process. This initial review will modify the system proposal resulting in significant savings in materials, labor, and re-work and installation time. Completed orders will be bundled and packed in a custom shipping container for delivery to the customer’s address. This ordering, design review and component bundling process will greatly reduce the time needed to complete our installation process.

•	Diversify and differentiate our product lines. We design a full complement of balance of systems components to complement a wide array of solar system designs and have private-labeled a line of inverters for multiple levels of power generating capacities.
Customers
     We are a designer, integrator and installer of photovoltaic power systems to a variety of customers including private residential owners, production home builders and commercial facilities. We also manufacture solar panels which we not only use in our own installations, but sell to other integrators in the Asian and European markets. For the fiscal year ended December 31, 2008 the Company recorded revenues of approximately $44,670,000 from the sale of solar panels and sales and installation of its photovoltaic power systems. One major customer accounted for 10% or more of our revenue with 47.9% of our total revenue.
     Additionally, through our legacy business, we build and sell cable and harness assemblies. For the fiscal year ended December 31, 2008 revenues in the cable, wire and mechanical assemblies segment were $2,751,000 or 5.8% of our total revenue.
Products and Services
     Solar power products in general are built-up through 4 stages of production:
•	Wafers. A crystalline silicon wafer is a flat piece of crystalline silicon that can be processed into a solar cell. Wafers are usually square or square with rounded corners. A typical size is 152 millimeters by 152 millimeters.

•	Cells. A solar cell is a device made from a wafer that converts sunlight into electricity by means of a process known as the photovoltaic effect. Solar cells produce approximately 3.5 watts of power each.

•	Modules. A solar module is an assembly of solar cells that have been electrically interconnected and laminated in a physically durable and weather-tight package. A typical solar module can produce from 20 to 300 watts of power and range in size from 2 to 25 square feet. Our typical commercial module will range from 180 to 220 watts.

•	Systems. A solar system is an assembly of one or more solar modules that have been physically mounted and electrically interconnected by cables, meters and inverters to produce electricity. Typical residential on-grid systems produce 2,000 to 6,000 watts of power.
     Solar modules and systems are our primary products. Our modules are competitive with other products in the marketplace and are certified to international standards of safety, reliability and quality. We expect to continue to increase the conversion efficiency and power of our solar modules as we expand our manufacturing capacity and increase our efficiencies through ongoing process improvement.
Intellectual Property
     We rely and will continue to rely on trade secrets, know-how and other unpatented proprietary information in our business. We have filed applications to register the following trademarks: Yes! Solar Solutions, Yes! Energy Series and Yes! Independence Series (the “Marks”) for use with our franchise operations and solar product brands. In addition, we have two provisional patents pending for certain proprietary technologies.

Competition
     The solar power market is intensely competitive and rapidly evolving. Our competitors have established a market position more prominent than ours, and if we fail to secure our supply chain, attract and retain customers and establish a successful distribution network for our solar power products, we may be unable to increase our sales and market share. We compete with major international and domestic companies. Our major systems integration competitors include Sun Power/Powerlight, SPG Solar, Akeena Solar, Sun Edison, Global Star plus numerous regional players, and other similar companies primarily located in California and New Jersey. Manufacturing competitors include multinational corporations such as BP Solar, Kyocera Corporation, Mitsubishi, Solar World AG, Sharp Corporation, Sun Power/Powerlight and Sanyo Corporation. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, including other crystalline silicon ribbon and sheet technologies, that we believe will ultimately have costs similar to, or lower than, our projected costs.
     Moreover, we believe that our direct competitors are solar companies that have operations in China or other low cost manufacturing locations to the extent that they supply solar modules to US integrators and compete with us for solar system design and integration work. Under this view, we believe Sun Power/Powerlight would be considered a competitor even though their manufacturing facilities are in the Philippines and not China.
     We believe that the cost and performance of our technologies, products and services will have advantages compared to competitive technologies, products and services. Our products offer the reliability, efficiency and market acceptance of other crystalline silicon products. We believe our technological process provides lower manufacturing costs resulting from significantly more efficient material usage and fewer processing steps, particularly in module fabrication.
     The entire solar industry also faces competition from other power generation sources, both conventional sources as well as other emerging technologies. Solar power has certain advantages and disadvantages when compared to other power generating technologies. The advantages include the ability to deploy products in many sizes and configurations, to install products almost anywhere in the world, to provide reliable power for many applications, to serve as both a power generator and the skin of a building and to eliminate air, water and noise emissions. Whereas solar generally is cost effective for off-grid applications, the high up-front cost of solar relative to most other solutions is the primary market barrier for on-grid applications. Furthermore, unlike most conventional power generators, which can produce power on demand, solar power cannot generate power where sunlight is not available, although it is sometimes matched with battery storage to provide highly reliable power solutions.
Manufacturing and Assembly Capabilities
     Prior to our focus in the solar industry we previously did not manufacture solar panels. We believe that our experience in manufacturing and assembly operations in China will give us a competitive advantage in the production of solar module and balance of system products. Our senior management has broad experience in the manufacturing of liquid crystal displays and electronic module assemblies. The manufacturing and assembly process of these products is not unlike the manufacturing and assembly of solar modules and balance of system products.
     Due to the various costs associated with both silicon and subsequent wafer processing, the high cost of solar products has rendered them unmarketable in some geographic areas. The stated goal for some time in the photovoltaic industry has been to reduce manufacturing costs to allow prices to drop to a point where rebates and subsidies are no longer a necessity. We feel our vertically integrated China-based model takes a major step towards the lessening of the rebate dependency.
     We are producing our solar modules and balance of system products. It is our intent to strive to reduce costs in the overall solar system cost to the end customer with the ultimate goal to make the actual installed cost of solar equivalent to the comparable cost of grid based energy without rebate. These overall reductions in cost will be delivered by reducing labor installation costs through better system design and kit packaging and reductions in module and balance of system costs by focusing on driving prices down on these commodity types of products.
     Our principal manufacturing objective is to provide for large-scale manufacturing and assembly of our solar power products at low costs that will enable us to penetrate price-sensitive solar power markets. Our 123,784 square foot campus in NanYue, Shenzhen, Peoples Republic of China (PRC) includes approximately 100,104 square feet of manufacturing space. The Shenzhen facility includes a complete line to manufacture solar modules as well as our legacy line to manufacture cable harnesses and mechanical assemblies. Currently our solar products manufacturing and assembly business has an annual production of approximately 50 megawatts of photovoltaic modules and related balance of system products and our cable, wire and assembly business utilizes approximately eighteen percent (18%) of our manufacturing space.

Suppliers
     A substantial portion of our product costs will stem from the purchase of components and raw materials. Raw materials are principally comprised of glass, aluminum frames, sheet metal, EVA bonding materials, copper tabs, and wiring. Components include solar cells, printed circuit boards, electrical connectors, junction boxes, molded plastic parts and packaging materials. These are purchased from a variety of suppliers. We will be dependent on certain key suppliers for sole source supplies of customer specified items. We intend to base component orders on received purchase orders in an effort to minimize our inventory risk by ordering components and products only to the extent necessary. However, in certain circumstances due to priorities of lead times, we may occasionally purchase components and/or a raw material based on rolling forecasts or anticipated orders following a risk assessment.
     Certain components may be subject to limited allocation by certain of our suppliers. In our industry, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production of assemblies using scarce components or higher component costs. These supply shortages may contribute to an increase in our inventory levels and/or a reduction in our margins. We expect that shortages and delays in deliveries of some components will continue to impact our industry, and we are striving to develop multiple sources of supply where possible.
     We currently manufacture the majority of solar modules used in our installations and product sales. We also have the ability to purchase additional solar panel requirements from third-party augment output generated by our own production facility.
Sales, Marketing and Distribution
          We sell our products and services in both the U.S. and International markets. As a manufacturer of solar modules, racking systems, and balance of system components, we are able to sell these products directly to distributors and integrators of solar systems. Our markets for these products include Europe, Asia, Australia, and the U.S.. We have developed, and will continue to develop international customers that buy our solar modules and racking systems for use in both commercial and residential sectors of the market. In the U.S., we have developed a network of distributors and integrators that buy our residential kits under the Yes! Brand. Near our corporate headquarters in Roseville, California, we have a company store that designs and installs residential solar systems using our Yes! branded products. This operation provides us valuable experience in developing residential products.
          In addition to direct product sales, we market, design, and build commercial solar systems, both before the meter (distributed generation), and after the meter (utility scale). Our strategy is to develop customers who have multiple facilities requiring solar systems in a effort to leverage our sales and marketing resources. We offer these clients project development, design and construction services through Engineering, Procurement, and Construction agreements (“EPC”).
Employees
     As of October 8, 2009, we had approximately 490 full-time employees, including approximately 14 engaged in engineering activities and approximately 355 engaged in manufacturing, the majority of which are employed through our subsidiary in China. None of our employees is represented by a labor union nor are we organized under a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with our employees are good.
DESCRIPTION OF PROPERTY
     Our manufacturing facilities consist of 123,784 square feet, including 100,104 square feet of manufacturing space and 23,680 square feet of dormitory space, situated in an industrial suburb of Shenzhen, Southern China known as Long Gang. Only the state may own land in China. Therefore, we lease the land under our facilities, and our lease agreement gives us the right to use the land until July 31, 2010 at an annual rent of $193,350. We have an option to renew this lease for 2 additional years on the same terms.
Our corporate headquarters are located in Roseville, California in a space of approximately 19,000 square feet. The five year lease commenced on August 1, 2007 and expires in July 2012. The rent is currently $342,972 per year for the first year, $351,540 for the second year, $360,336 for the third year, $369,336 for the fourth year and $378,576 for the remainder of the lease. The Company has an option to renew for an additional five years.

LEGAL PROCEEDINGS
     We are not a party to any pending legal proceeding. In the normal course of operations, we may have disagreements or disputes with employees, vendors or customers. These disputes are seen by our management as a normal part of business especially in the construction industry, and there are no pending actions currently or no threatened actions that management believes would have a significant material impact on our financial position, results of operations or cash flows.

DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS
Directors, Executive Officers and Significant Employees
     The following table sets forth the names and ages of our current directors, executive officers, significant employees, the principal offices and positions with us held by each person and the date such person became our director, executive officer or significant employee. Our executive officers are appointed by our Board of Directors. Our directors serve until the earlier occurrence of the appointment of his or her successor at the next meeting of stockholders, death, resignation or removal by the Board of Directors. There are no family relationships among our directors, executive officers, director nominees or significant employees. All of our directors, except for Mr. Kircher, are independent as determined by the NYSE listing standards.

Person	Age	Position
Stephen C. Kircher	56	Chairman of the Board of Directors, Chief Executive Officer
Larry D. Kelley	65	Director, Member of Audit Committee and Compensation Committee
Timothy B. Nyman	58	Director, Member of Compensation Committee and Governance & Nominating Committee
Ronald A. Cohan	68	Director, Chairman of Compensation Committee and Governance & Nominating Committee, Member of Audit Committee
D. Paul Regan	63	Director, Chairman of Audit Committee
Jeffrey G. Winzeler	49	Chief Financial Officer
Bradley J. Ferrell	31	President of wholly-owned subsidiary
Alan M. Lefko	62	Vice President of Finance and Secretary
Todd Lindstrom	43	President of wholly-owned subsidiary
Eric Hafter	51	President of wholly-owned subsidiary
Our Directors and Executive Officers
Steve C. Kircher has served as the Chairman of our Board of Directors since September 2006. Mr. Kircher has served as our Chief Executive Officer and President since December 29, 2006. Mr. Kircher served as the Chief Executive Officer and Chairman of the Board of Directors since May 2006. Prior to that, Mr. Kircher served as a consultant to International DisplayWorks, Inc. from December 2004 through April 2006. Mr. Kircher also served as the Chairman and Chief Executive Officer of International DisplayWorks, Inc. from July 2001 until December 2004. Mr. Kircher has a Bachelor of Arts degree from the University of California, San Diego. He is currently serving as a director for JM Dutton & Associates.
Larry D. Kelley has served as our director since August 2006. Mr. Kelley has been and is President and partner of McClellan Business Park, LLC since 1999, where he acts as Chief Operating Officer and Managing Member.. Mr. Kelley has been and is the President and Chief Executive Officer of Stanford Ranch I, LLC, a 3,500-acre master planned community in Rocklin, California. Mr. Kelley has served as the President and CEO of Stanford Ranch, LLC since 1996, and in this capacity oversees the daily operations. Mr. Kelley has been involved in real estate for twenty-nine years. Previously he spent ten years (from 1978 to 1988) with US Home Corporation, one of the nation’s largest homebuilders. He served in various positions including Vice President Operations of US Home Corporation and President of Community Development, a division of US Home Corporation, where he was responsible for the acquisition, development and marketing of numerous master-planned communities in ten states. Mr. Kelley received a Bachelors of Science in Industrial Engineering from Texas A&M. In addition, he received a Masters of Business Administration from Harvard Business School.
D. Paul Regan has served as our director since December 29, 2006. Mr. Regan currently serves as Chairman of Hemming Morse, Inc., CPAs, Litigation and Forensic Consultants. This 110 person CPA firm is headquartered in San Francisco. He has been with Hemming Morse since 1975. Mr. Regan’s focus at Hemming Morse is to provide forensic consulting services primarily in civil litigation. He has testified as an accounting expert for the U.S. Securities & Exchange Commission, various State Attorney Generals, other government agencies and various public companies. He has served on the Board of Directors of the California Society of Certified Public Accountants and was the Chair of this 29,000-member organization in 2004 and 2005. He is a current member of the American Institute of Certified Public Accountant’s governing Council. Mr. Regan has been a Certified Public Accountant since 1970. He holds both a BS and MS degrees in accounting.

Timothy B. Nyman has served as our director since December 29, 2006. Mr. Nyman has served as a consultant to GTECH Corporation since August 2006. Previously, Mr. Nyman was the Senior Vice President of Global Services at GTECH Corporation, the world’s leading operator of online lottery transaction processing systems. Mr. Nyman joined GTECH Corporation in 1981 and formerly served as its Vice President of Client Services. In 1979, Mr. Nyman went to work with the predecessor company of GTECH Corporation, which was the gaming division of Datatrol, Inc. In his twenty-seven years with GTECH and its predecessors, Mr. Nyman has held various positions in operations and marketing. He has directed a full range of corporate marketing activities and participated in the planning and installation of new online lottery systems domestically and internationally. Mr. Nyman received a Bachelor of Science degree in Marketing, Accounting and Finance from Michigan State University.
Ronald A. Cohan has served as our director since December 29, 2006. Mr. Cohan has served as consulting counsel to GTECH Corporation since 2002. From 1995, Mr. Cohan has served as a consultant to High Integrity Systems, Inc., a subsidiary of Equifax Inc. Prior to that, Mr. Cohan joined the San Francisco law firm of Pettit & Martin as an Associate in 1968 and was admitted as a Partner in 1972. He opened the Los Angeles office of Pettit & Martin in October of 1972 and was partner in charge until March of 1983. Mr. Cohan left Pettit & Martin in February of 1992 and became principal of his own law firm. Mr. Cohan has specialized in government procurement matters for various institutional clients such as Honeywell, 3M, Mitsui, Centex, Equifax and GTECH. Mr. Cohan received a Bachelor of Arts degree from Occidental College in 1963 and a Juris Doctor degree in 1966 from the School of Law (Boalt Hall), University of California, Berkeley.
Jeffrey G. Winzeler has served as our Chief Financial Officer since December 31, 2007. Previously he served as the President of our wholly owned subsidiary Yes! Solar, Inc. since June 2007. He joined Solar Power, Inc. in January 2007 to form our franchise subsidiary and operations. Previously Mr. Winzeler served as International DisplayWorks, Inc.’s Chief Operating Officer and Chief Financial Officer from January 2005 until January 2007. For 17 years prior to International DisplayWorks, Inc., he served as Group Controller for Intel Corporation in Folsom, California, where he was responsible for all fiscal aspects of the $2 billion Flash memory division, the Controller for the Penang, Malaysia-based Worldwide Assembly division, where he served as manufacturing controller, as controller at Intel’s largest eight-inch wafer manufacturing facility and as operations controller for facilities in Jerusalem and Haifa, Israel. Mr. Winzeler is a graduate of the University of Idaho where he majored in Finance. Mr. Winzeler is not a director of the Company, and does not serve on the Board of Directors of any other company.
Bradley J. Ferrell has served as our President of Commercial Sales since November, 2008. Previously he served as our Chief Operating Officer and Senior Vice President, Marketing and Sales since August 2006 and is one of the original founders of International Assembly Solutions, Limited (“IAS HK”). Since 2003, Mr. Ferrell was the Vice President of Sales and Marketing for International DisplayWorks, Inc. (IDW). In this role, he directed worldwide sales where he grew revenue from $10 million in 2001 to over $100 million in FY 2006. Mr. Ferrell began working for IDW in 2001 as a Production Coordinator with the primary focus on Hong Kong and China operations. In 2002, he was appointed Domestic Sales Manager. Prior to joining IDW, Mr. Ferrell worked as an analyst in the technology sector of a brokerage firm. Mr. Ferrell received his Bachelor of Arts in Economics from Southern Methodist University.
Alan M. Lefko has served as our Vice President of Finance since December 2006. Mr. Lefko has served as a director of IAS HK since May 2007. From July 2004 through December 2006 Mr. Lefko served as Vice President Finance and Corporate Secretary of International DisplayWorks, Inc, a manufacturer of liquid crystal displays and display modules. From February 2000 to July 2004 Mr. Lefko was Corporate Controller of International DisplayWorks, Inc. From July 1999 to January 2000, Mr. Lefko was the Chief Financial Officer of The Original Bungee Company (“Bungee”) in Oxnard, California, a manufacturer and distributor of stretch cord and webbing products. Mr. Lefko was responsible for the reorganization of Bungee’s financing structure, establishment of an asset based lending program and implementation of cost accounting systems and controls. From 1989 to 1999, Mr. Lefko served as Chief Financial Officer and Controller of Micrologic, a manufacturer and distributor of Global Positioning Systems and Vikay America, Inc., a subsidiary of Vikay Industrial (Singapore) Limited, based in Chatsworth, California. Mr. Lefko has a BA degree in Business Administration and Accounting from California State University, Northridge, California.
Todd R. Lindstrom has served as Executive Vice President of Commercial Sales since November 2008. Previously he served as President of our wholly owned subsidiary, Yes! Solar, Inc. since December 2007 and as our Vice President of Operations since November 2006. Mr. Lindstrom brings over 18 years of experience in construction and construction-related industries to Solar Power, Inc. From 2001 to 2005, Mr. Lindstrom has been directly involved in the development and financing of over $80 million of photovoltaic solar projects for commercial, residential and government clients throughout California. From 2004 to 2005, Mr. Lindstrom was the Vice President of Sun Power and Geothermal Energy. From 2001 to 2003, Mr. Lindstrom served as Vice President of the Electric and Gas Industry Association. From 1999 to 2001, Mr. Lindstrom worked nationally as Vice President of Dealer Relations for CarsDirect.com. As a founding employee, Mr. Lindstrom was directly involved in the growth of this company from four employees to 625 employees, and over $250 million in annual sales. In 1990 Mr. Lindstrom started his own construction company. To enhance his construction company, Mr. Lindstrom purchased a Floor Coverings International (FCI) franchise, which he quickly developed into the second largest volume franchise in the FCI system. Mr. Lindstrom is an alumnus of California State University, Sacramento where he focused on Marketing and Public Relations.

Eric L. Hafter has served as President of Commercial Construction of our wholly-owned subsidiary, SPIC, Inc., since December 2007. For the prior two years he served as the Senior Director of a consulting business focusing on all aspects of the solar industry. Prior to that he served for over ten years on the board of directors for PowerLight Corporation, where he joined the senior management team as General Manager of European Operations in 2004 and spearheaded PowerLight’s entry into Germany and Southern Europe. Accomplishments during his tenure include the completion of the world’s first ten megawatt PV plant and the development of three major solar power plants located in Germany. In 2005, Mr. Hafter’s team managed the site development and negotiated the sale of an eleven megawatt solar power park to General Electric Energy Finance, which during 2007 became the world’s largest PV output system. Collectively, Mr. Hafter’s experience includes over 25 years of developing large scale renewable energy and commercial property projects, including retail shopping, commercial and residential projects.
EXECUTIVE COMPENSATION
Compensation Philosophy
     The Compensation Committee (the “Committee”) is charged with the evaluation of the compensation of the executive officers of Solar Power, Inc. and its affiliates (and their performance relative to their compensation) and to assure that they are compensated effectively in a manner consistent with the compensation strategy and resources of the Company, competitive practice, and the requirements of the appropriate regulatory bodies.
     Our Compensation Committee, comprised of independent directors, evaluates and determines compensation philosophy and executive compensation. Our compensation philosophy has the following basic components: (1) establish competitive base salary to attract qualified talent, and (2) evaluate performance and grant performance-based bonuses that may include equity and cash components. We try to establish executive compensation base salaries to allow us to remain competitive in our industry and to attract and retain executives of a high caliber. Similarly, we try to align a component of annual compensation to performance and achievement of Company objectives in an effort to retain highly motivated executives who are focused on performance. We review other public reports and take into account the compensation paid to executives at similarly situated companies, both within and outside of our industry, when determining and evaluating our compensation philosophy and compensation levels. Company performance, including, but not limited to, earnings, revenue growth, cash flow, and continuous improvement initiatives is a significant part of our evaluation and compensation levels.
     We do not have any employment agreements, nor do we have severance terms or provisions for executive officers.
Compensation Table
     The following table provides information concerning compensation earned by our current named executive officers on a post-merger basis, including the options and restricted stock awards substituted in connection with the Merger. A column or table has been omitted if there was no compensation awarded to, earned by or paid to any of the named executive officers or directors required to be reported in such table or column in the respective fiscal year. As of December 31, 2008, no other executive officer was paid in excess of $100,000.

Summary Compensation Table

							Non-Equity
							Incentive
				Stock			Plan
Name and Principal		Salary	Bonus	Awards	Option Awards		Compensation	All Other
position	Year	($)	($)	($)	($)		($)	Compensation	Total
Stephen C. Kircher	2008	$180,000	$25,200	$-0-	$6,940	(2)	$-0-	$-0-	$212,140
(1), Chief	2007	$180,000	$20,000	$-0-	$-0-		$-0-	$-0-	$200,000
Executive Officer	2006	$117,693	$-0-	$-0-	$153,200	(2)	$-0-	$-0-	$270,893
and Director

Jeffery G. Winzeler	2008	$150,000	$56,250	$-0-	$157,140	(4)	$-0-	$-0-	$363,390
(3), Chief	2007	$93,750	$40,000	$50,000	$-0-		$-0-	$-0-	$183,750
Financial Officer	2006	$-0-	$-0-	$0-	$131,800	(5)	$-0-	$-0-	$131,800

Alan M. Lefko, Vice	2008	$123,150	$9,000	$-0-	$5,552	(6)	$-0-	$-0-	$137,702
President Finance	2007	$120,000	$5,000	$-0-	$-0-		$-0-	$-0-	$125,000
and Secretary	2006	$-0-	$-0-	$0-	$32,950	(7)	$-0-	$-0-	$32,950

Bradley J. Ferrell,	2008	$150,000	$100,000	$-0-	$6,940	(8)	$-0-	$-0-	$256,940
President of	2007	$150,000	$32,000	$-0-	$-0-		$-0-	$-0-	$182,000
Commercial Sales of	2006	$46,731	$-0-	$-0-	$153,200	(9)	$-0-	$-0-	$199,931
wholly-owned subsidiary

Eric L. Hafter,	2008	$150,000	$112,500	$-0-	$282,000	(10)	$-0-	$-0-	$544,500
President of	2007	$-0-	$-0-	$-0-	$-0-		$-0-	$-0-	$-0-
Commercial	2006	$-0-	$-0-	$-0-	$-0-		$-0-	$-0-	$-0-
Construction of wholly-owned subsidiary

Todd R. Lindstrom,	2008	$150,000	$33,750	$-0-	$6,940	(11)	$-0-	$-0-	$190,690
Executive Vice	2007	$150,000	$22,500	$-0-	$-0-		$-0-	$-0-	$172,500
President of Sales	2006	$43,135	$-0-	$-0-	$131,800	(12)	$-0-	$-0-	$174,935
of wholly-owned subsidiary

(1)	On September 5, 2006, Mr. Kircher was appointed as our Chairman. On December 29, 2006, Mr. Kircher was appointed as our Chief Executive Officer.

(2)	Reflects 100,000 service-based options granted to Mr. Kircher to purchase our common stock at an exercise price of $1.00 with a five year vesting term and 100,000 performance based options at an exercise price of $1.00 whose vesting will be determined on December 31, 2010. As of December 31, 2008, 75% of the five-year options are vested. The options were fair-valued using the Black-Scholes valuation model. Reflects 10,000 service-based options granted to Mr. Kircher to purchase our common stock at an exercise price of $1.25 with a four year vesting term. As of December 31, 2008, none of these options had vested. The options were fair-valued using the Black-Scholes valuation model.

(3)	On December 31, 2007, Mr. Winzeler was appointed as our Chief Financial Officer. Prior to that he served as President of our wholly-owned subsidiary Yes! Solar, Inc.

(4)	Reflects 110,000 service-based options granted to Mr. Winzeler to purchase our common stock at an exercise price between $1.25 and $2.70 with a term of 5 years. As December 31, 2008, none of the five-year options vested. The options were fair-valued using the Black-Scholes valuation model.

(5)	Reflects 200,000 service-based options granted to Mr. Winzeler to purchase our common stock at an exercise price of $1.00 with a term of 5 years, at an exercise price of $1.00. As December 31, 2008, 75% of the five-year options vested. The options were fair-valued using the Black-Scholes valuation model.

(6)	Reflects options 8,000 service-based options granted to Mr. Mr. Lefko to purchase our common stock at an exercise price of $1.25 with a term of 5 years. As of December 31, 2008, none of the five-year options vested. The options were fair-valued using the Black-Scholes valuation model.

(7)	Reflects options 50,000 service-based options granted to Mr. Mr. Lefko to purchase our common stock at an exercise price of $1.00 with a term of 5 years. As of December 31, 2007, 75% of the five-year options vested. The options were fair-valued using the Black-Scholes valuation model.

(8)	Reflects option grants to Mr. Ferrell of 10,000 service-based options to purchase our common stock at an exercise price of $1.25 with a term of 5 years. As of December 31, 2008, none of the five-year options are vested. The options were fair-valued using the Black-Scholes valuation model.

(9)	Reflects option grants to Mr. Ferrell of 100,000 service-based options to purchase our common stock at an exercise price of $1.00 with a term of 5 years, and 100,000 performance based options at an exercise price of $1.00 which vesting will be determined on December 31, 2010. As of December 31, 2007, 75% of the five-year options are vested. The options were fair-valued using the Black-Scholes valuation model.

(10)	Reflects option grants to Mr. Hafter of 200,000 service-based options to purchase our common stock at an exercise price of $2.70 with a term of 5 years. As of December 31, 2008, 25% of the five-year options are vested. The options were fair-valued using the Black-Scholes valuation model.

(11)	Reflects 10,000 service-based options granted to Mr. Lindstrom to purchase our common stock at an exercise price of $1.25 with a term of 5 years. As of December 31, 2008, none of the five-year options vested. The options were fair-valued using the Black-Scholes valuation model.

(12)	Reflects 200,000 service-based options granted to Mr. Lindstrom to purchase our common stock at an exercise price of $1.00 with a term of 5 years. As of December 31, 2008, 75% of the five-year options vested. The options were fair-valued using the Black-Scholes valuation model.
Grants of Plan-Based Awards for 2008
     The following table provides information relating to stock options awarded during the fiscal year ended December 31, 2008:

			All Other Stock			Grant Date
			Awards: Number of	All Other Stock Awards:	Exercise or Base	Value of
			Shares of Stock or	Number of Securities	Price of Option	Stock Option
Name	Grant Date	Date of Meeting	Units (#)	Underlying Options (#)	Awards ($/SH) (1)	Awards (2)
Stephen C. Kircher	4/1/2008	2/2/2008		10,000	$1.25	$6,940
Jeffrey G. Winzeler	2/2/2008	2/2/2008		100,000	$2.70	$150,200
Jeffrey G. Winzeler	4/1/2008	2/2/2008		10,000	$1.25	$6,940
Alan M. Lefko	4/1/2008	2/2/2008		8,000	$1.25	$5,552
Bradley J. Ferrell	4/1/2008	2/2/2008		10,000	$1.25	$6,940
Eric L. Hafter	2/2/2008	2/2/2008		200,000	$2.70	$282,000
Todd R. Lindstrom	4/1/2008	2/2/2008		10,000	$1.25	$6,940

(1)	The exercise price of the options is equal to the closing market price of the common stock on the grant date

(2)	The grant date value of stock option awards is the fair value as of the date of grant using the Black-Scholes valuation model.
Outstanding Equity Awards at Fiscal Year End
     The following table summarizes the options awards granted to each of the named executive officer identified above in the summary compensation table above pursuant to our Equity Incentive Plan. No stock options were exercised in the last fiscal year.
Outstanding Equity Awards at Fiscal Year-End

											Equity
											incentive
										Equity	plan
										incentive	awards:
										plan	market
										awards:	or
										number	payout
										of	value of
				Equity						unearned	unearned
				incentive plan						shares,	shares,
			Number of	awards:					Market	units or	units or
	Number of		securities	number of				Number	value of	other	other
	securities		underlying	securities				of shares	shares or	rights	rights
	underlying		unexercised	underlying				or units of	units of	that have	that have
	unexercised		options (#)	unexercised		Option	Option	stock that	stock that	not	not
	options (#)		Un-	unearned		Exercise	expiration	have not	have not	vested	vested
Name	Exercisable		exercisable	options (#)		price ($)	date	vested (#)	vested ($)	(#)	($)
Stephen C. Kircher	41,333	(1)	-0-	108,334	(1)	$1.00	12/28/2011	-0-	-0-	-0-	-0-
Stephen C. Kircher	-0-	(3)	-0-	10,000	(3)	$1.25	4/1/2013	-0-	-0-	-0-	-0-
Bradley J. Ferrell	50,000	(1)	-0-	150,000	(1)	$1.00	12/28/2011	-0-	-0-	-0-	-0-
Bradley J. Ferrell	-0-	(3)	-0-	10,000	(3)	$1.25	4/1/2013	-0-	-0-	-0-	-0-
Jeffrey G. Winzeler	100,000	(1)	-0-	100,000	(1)	$1.00	12/28/2011	-0-	-0-	-0-	-0-
Jeffrey G. Winzeler	-0-	(2)	-0-	100,000	(2)	$2.70	2/2/2013	-0-	-0-	-0-	-0-
Jeffrey G. Winzeler	-0-	(3)	-0-	10,000	(3)	$1.25	4/1/2013	-0-	-0-	-0-	-0-
Alan M. Lefko	25,000	(1)	-0-	25,000	(1)	$1.00	12/28/2011	-0-	-0-	-0-	-0-
Alan M. Lefko	-0-	(3)	-0-	8,000	(3)	$1.25	4/1/2013	-0-	-0-	-0-	-0-
Todd R. Lindstrom	100,000	(1)	-0-	100,000	(1)	$1.00	12/28/2011	-0-	-0-	-0-	-0-
Todd R. Lindstrom	-0-	(3)	-0-	10,000	(3)	$1.25	4/1/2013	-0-	-0-	-0-	-0-
Eric L. Hafter	50,000	(2)	-0-	150,000	(2)	$2.70	2/2/2013	-0-	-0-	-0-	-0-

(1)	Reflects options granted to Messrs. Kircher, Winzeler, Lefko, Lindstrom and Ferrell of 100,000 serviced-based five-year options, with the exception of Mr. Lefko and Mr. Kircher who were granted 50,000 service-based options, to purchase our common stock at an exercise price of $1.00. As of December 31, 2008, 75% of the options vested. Additionally, Messrs. Kircher, and Ferrell were each granted 100,000 performance-based options to purchase common stock at an exercise price of $1.00 per share, which options shall vest at either 0% or 100% on December 31, 2010, depending on whether certain cumulative revenue goals were met over the four year period.

(2)	Reflects 100,000 service-based five-year options granted to Mr. Winzeler and 200,000 service-based five-year options granted to Mr. Hafter to purchase our common stock at an exercise price of $2.70. As of December 31, 2008, none of these options have vested.

(3)	Reflects options granted to Messrs. Kircher, Winzeler, Ferrell, Lefko and Lindstrom of 10,000 service-based five-year options, with the exception of Mr. Lefko who was granted 8,000 service-based five-year options, to purchase our common stock at an exercise price of $1.25. As of December 31, 2008, none of these options have vested.
Long-Term Incentive Plans-Awards in Last Fiscal Year
     We do not currently have any long-term incentive plans.
Compensation of Directors
     All our non-employee directors earned director compensation in 2008 in the form of quarterly retainers and committee chairman retainers as set forth in the following table:

Quarterly retainer	$3,000
Annual Audit Committee Chairman	$5,000
Annual Audit Committee Vice Chairman	$2,500
Compensation Committee Chairman	$3,000
Governance & Nominating Committee Chairman	$3,000
     In addition, we reimburse our directors for their reasonable expenses incurred in attending meetings of the Board and its committees.
     Additionally, each of our independent Directors received 25,000 restricted shares of our common stock when they joined the Board that vest 25% over four years beginning on December 28, 2006. In December 2006, each independent Director received 6,225 options to purchase shares of our common stock at $3.45 per share, the closing price of our common stock on NASDAQ OTCBB on December 24, 2006, date of grant.
Director Compensation
     The following table sets forth the compensation received by each of the Company’s non-employee Directors. Each non-employee director is considered independent under NASD listing standards.
     Stephen C. Kircher, the Chief Executive Officer of the Company is the Chairman of the Board of Directors and received no additional compensation for serving on the Board. His compensation is described in the Summary Compensation Table above.

	Fees Earned			Non-Equity	Non-qualified
	or Paid in	Stock	Option	Incentive Plan	Deferred	All Other
	Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Ronald A. Cohan	$5,125	$15,375	-0-	-0-	-0-	-0-	$20,500
D. Paul Regan	$4,250	$12,750	-0-	-0-	-0-	-0-	$17,000
Timothy B. Nyman	$3,000	$9,000	-0-	-0-	-0-	-0-	$12,000
Larry D. Kelley	$3,000	$9,000	-0-	-0-	-0-	-0-	$12,000
Employment Agreements

     We do not currently have any employment agreements with our executive officers. We do not anticipate having employment contracts with executive officers and key personnel in the future.
SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth as of October 19, 2009, certain information relating to the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of the class of equity security, (ii) each of our Directors, (iii) each of our executive officers, (iv) certain executive officers of our subsidiary, and (v) all of our executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each of such persons has the sole voting and investment power with respect to the shares owned.

	Shares Beneficially		Percentage Beneficially
Name and Address of Beneficial Owner (1)	Owned		Owned
Stephen C. Kircher; Chief Executive Officer and Director 1115 Orlando Avenue Roseville, CA 95661	8,209,166	(2)	18.82%
Jeffrey G. Winzeler, Chief Financial Officer 1115 Orlando Avenue Roseville, CA 95661	237,500	(3)	*
Larry D. Kelley, Director 1115 Orlando Avenue Roseville, CA 95661	738,833	(4)	1.40%
D. Paul Regan, Director 1115 Orlando Avenue Roseville, CA 95661	178,254	(13)	*
Timothy B. Nyman, Director 8 Surf Drive Bristol, RI 02809	518,833	(12)	1.19%
Ron Cohan, Director 1115 Orlando Avenue Roseville, CA 95661	184,848	(5)	*
Bradley J. Ferrell (6) 1115 Orlando Avenue Roseville, CA, 95661	1,422,500	(7)	2.70%
Alan M. Lefko (8) 1115 Orlando Avenue Roseville, CA 95661	54,500	(9)	*
Todd Lindstrom (10) 1115 Orlando Avenue Roseville, CA 95661	267,500	(11)	*
Eric L. Hafter (14) 1115 Orlando Avenue Roseville, CA 95661	160,000	(15)	*
All Executive Officers and Directors as a Group	11,971,934		22.74%

*	Less than 1%

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)	Includes 2,065,000 shares issued in the names of trusts established for the benefit of Mr. Kircher’s two sons and 100,000 shares issued to the Kircher Family Foundation, Inc., to each of which Mr. Kircher is the trustee. Also includes 44,166 shares underlying options, to the extent exercisable within 60 days.

(3)	Includes 177,500 shares underlying options, to the extent exercisable within 60 days.

(4)	Includes 650,000 shares issued in the name of trust, to which Mr. Kelley is the trustee and 20,000 shares issued to the Kelley Family Foundation . Also includes 6,225 fully vested shares underlying options exercisable at $1.00 per share and 25,000 shares of common stock granted as restricted stock awards, of which 18,750 have vested and 6,250 are subject to vesting and forfeiture conditions.

(5)	Includes 100,000 shares issued in the name of trust, to which Mr. Cohan is a trustee. Also includes 6,225 fully vested shares underlying options exercisable at $1.00 per share and 25,000 shares of common stock granted as restricted stock awards, of which 18,750 have vested and 6,250 are subject to vesting and forfeiture conditions.

(6)	Mr. Ferrell is President of Commercial Sales of our wholly-owned subsidiary, SPIC, Inc.

(7)	Includes 77,500 shares underlying options, to the extent exercisable within 60 days.

(8)	Mr. Lefko is our Vice President of Finance.

(9)	Includes 15,000 shares issued in the name of trust, to which Mr. Lefko is a trustee. Also Includes 39,500 shares underlying options, to the extent exercisable within 60 days.

(10)	Mr. Lindstrom is the Executive Vice President of our wholly owned subsidiary, SPIC, Inc.

(11)	Includes 152,500 shares underlying options, to the extent exercisable within 60 days.

(12)	Includes 6,225 fully vested shares underlying options exercisable at $1.00 per share and 25,000 shares of common stock granted as restricted stock awards, of which 18,750 have vested and 6,250 are subject to vesting and forfeiture conditions.

(13)	Includes 32,029 shares issued in the name of Mr. Regan’s firm and 6,225 fully vested shares underlying options exercisable at $1.00 per share and 25,000 shares of common stock granted as restricted stock awards, of which 18,750 have vested and 6,250 are subject to vesting and forfeiture conditions.

(14)	Mr. Hafter is President of Commercial Construction of our wholly-owned subsidiary, SPIC, Inc.

(15)	Includes 100,000 shares underlying options, to the extent exercisable within 60 days.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTION
None
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE
     None

RECENT AND HISTORICAL FINANCING TRANSACTIONS
     On October 6, 2009, the Company issues 120,000 of common stock at $1.00 per share to QCSS, Inc. pursuant to an agreement for services rendered. The shares of common stock were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act.
     On September 23, 2009 and October 2, 2009, we completed a private placement of 14,077,000 shares of restricted common stock at a purchase price of $1.00 per share to 31 accredited investors. The shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales under state securities laws.
     On December 20, 2007, we completed a private placement of 4,513,911 shares of restricted common stock at a purchase price of $2.60 per share to 46 accredited investors. The accredited investors also received 1,354,163 shares underlying warrants to purchase our common stock at an exercise price of $3.90 per share expiring on December 20, 2012. Our placement agent, Needham & Company, LLC additionally received 135,417 shares underlying warrants to purchase our common stock at an exercise price of $3.90 per share expiring on December 20, 2012. The shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales under state securities laws.
     On April 9, 2007, we completed a private placement of 500,000 shares of common stock at a purchase price of $1.00 per share to a foreign accredited investor. We issued the shares in reliance on Regulation S of the Securities Act.
     In December 2006, Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) issued 500,000 shares of our common stock in exchange for $425,000 in cash and the settlement of an obligation totaling $75,000. The shares of common stock were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales to “accredited” investors under state securities laws.
     On December 29, 2006, Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) issued in the aggregate 14,500,000 shares of our common stock to 31 shareholders of Solar Power, Inc., a California corporation (“SPI California”) for all the issued and outstanding shares of SPI California pursuant to the terms of an Agreement and Plan of Merger between SPI California and us. The shares of common stock were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales to “accredited” investors under state securities laws.
     On October 4, 2006, Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) completed a private placement of 16,000,000 shares of restricted common stock at a purchase price of $1.00 per share to 68 accredited investors. The shares of common stock were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales to “accredited” investors under state securities laws.
     In connection with the October 4, 2006 private placement, Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) issued to Roth Capital Partners, a warrant to purchase 800,000 shares of our common stock at $1.15 per share for services rendered in assisting with the private placement. The warrant and underlying shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales to “accredited” investors under state securities laws.
     On August 9, 2006, Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) completed a private placement of 520,000 shares of restricted common stock at a purchase price of $0.32 per share to 5 accredited investors. The shares of common stock were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales to “accredited” investors under state securities laws.
     In March 2005, Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) completed a private placement of 1,000,000 shares of restricted common stock at a purchase price of $0.25 per share to 9 investors. The shares of common stock were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales to “accredited” investors under state securities laws.
     All the above offers, issuances and sales were made to accredited investors as defined in Rule 501(a) under the Securities Act, no general solicitation was made by the Company or any person acting on our behalf; the securities sold were subject to transfer restrictions, and the certificates for those shares contained an appropriate legend stating they had not been registered under the Securities Act, and may not be offered or sold absent registration or pursuant to an exemption therefrom. Investors provided certification of accredited status.

SELLING SECURITY HOLDERS
     The following table identifies the Selling Stockholders, as of October 19, 2009, and indicates certain information known to us with respect to (i) the number of common shares beneficially owned by the Selling Stockholder, (ii) the number of common shares that may be offered for the Selling Stockholder’s account, and (iii) the number of common shares and percentage of outstanding common shares to be beneficially owned by the Selling Stockholders assuming the sale of all of the common shares covered hereby by the Selling Stockholders. The term “beneficially owned” means common shares owned or that may be acquired within 60 days. As of October 19, 2009, 52,140,826 shares of common stock issued and outstanding. Shares of common stock that are issuable upon the exercise of outstanding options, warrants, convertible securities or other purchase rights, to the extent exercisable within 60 days of the date of this Prospectus, are treated as outstanding for purposes of computing each Selling Stockholder’s percentage ownership of outstanding shares. The Selling Stockholders may sell some, all, or none of our common shares. The number and percentages set forth below under “Shares Beneficially Owned After Offering” assumes that all offered shares are sold.

	Shares Beneficially Owned Prior to		Shares to be	Shares Beneficially Owned After
	Offering		Offered	the Offering
Name of Selling Stockholder	Number	Percentage	Number	Number	Percentage
Kelley Revocable Trust DTD Aug. 19,1991 (1)	150,000	*	150,000	—	0.00%
Kelley Family Foundation (1)	20,000	*	20,000	—	0.00%
Gregory Cook — Wedbush Securities Inc. CUST IRA Contributory 1/16/02 (2)	29,165	*	20,000	9,165	*
William L. Caton III — Wedbush Securities Inc. CUST IRA R/O Holding 12/11/92 (3)	25,000	*	15,000	10,000	*
William A Caton (4)	5,000	*	5,000	—	0.00%
Fred L. Astman — Wedbush Securities Inc. CUST IRA R/O 10/13/92 (5)	499,615	*	170,000	329,615	*

The Hood Family Trust UA DTD 11/27/07 (6)	90,000	*	50,000	40,000	*

The Mitchell W. Howard Trust UTD 7/19/2006 (7)	30,000	*	30,000	—	0.00%
Lake Street Fund, L.P. (8)	2,055,000	3.95%	700,000	1,355,000	2.60%
John Peter Selda — Wedbush Securities Inc. CUST IRA Contributory 08/27/96 (9)	80,000	*	40,000	40,000	*
George Loxsom — Wedbush Securities Inc. CUST IRA SEP 12/16/92 (10)	50,000	*	20,000	30,000	*
Howard Miller — Wedbush Securities Inc. CUST IRA R/O 12/13/94 (11)	35,000	*	35,000	—	0.00%
Miller Trust UTD DTD 9/30/87 (12)	40,000	*	40,000	—	0.00%

Brian G. Swift — Wedbush Securities Inc. CUST IRA 4/12/91 (13)	100,000	*	100,000	—	0.00%
Rogers Family Trust, UTD 01/21/81 (14)	250,000	*	250,000	—	0.00%
Emerson Family Foundation (15)	199,500	*	150,000	49,500	*
J. Steven Emerson, Pershing LLC Custodian, Roth IRA (15)	990,000	1.90%	600,000	390,000	*
J. Steven Emerson, Pershing LLC Custodian, Rollover Acct: II (15)	1,543,000	2.97%	800,000	743,000	1.43%
Emerson Partners (15)	296,450	*	250,000	46,450	*
Howard H. Lu (16)	70,000	*	50,000	20,000	*
Lagunitas Partners (17)	536,650	1.03%	536,650	—	0.00%
Gruber & McBaine International (17)	82,550	*	82,550	—	0.00%
Jonathan Wyatt Gruber	7,000	*	7,000	—	0.00%
Lindsay Gruber Dunham	7,000	*	7,000	—	0.00%

	Shares Beneficially Owned Prior to		Shares to be	Shares Beneficially Owned After
	Offering		Offered	the Offering
Name of Selling Stockholder	Number	Percentage	Number	Number	Percentage
Jon D. & Linda W. Gruber Trust (17)	327,800	*	327,800	—	0.00%
J. Paterson McBaine	71,000	*	71,000	—	0.00%
Straus-GEPT Partners, L.P. (18)	694,282	1.33%	500,000	194,282	*
Straus Partners, L.P. (18)	541,422	1.04%	250,000	291,422	*
Eric L. Hafter (19)	50,000	*	50,000	—	0.00%
Todd R. Lindstrom (20)	115,000	*	50,000	65,000	*
Cranshire Capital, L.P. (21)	200,000	*	200,000	—	0.00%
DeWay Hsiang	480,000	*	480,000	—	0.00%

Aaron Read, Trustee of the Aaron Read & Associates Profit Sharing Plan DTD 12/31/84 (22)	75,000	*	75,000	—	0.00%
Eric K. Goto	45,000	*	45,000	—	0.00%

Terence P. McHale, Trustee of the Aaron Read & Associates Profit Sharing Plan DTD 12/31/84 (23)	50,000	*	50,000	—	0.00%

Robyn Black, Trustee of the Aaron Read & Associates Profit Sharing Plan DTD 12/31/84 (24)	25,000	*	25,000	—	0.00%

Stephen R. Baker, Trustee of the Aaron Read & Associates Profit Sharing Plan DTD 12/31/84 (25)	50,000	*	50,000	—	0.00%

Randy A. Perry, Trustee of the Aaron Read & Associates Profit Sharing Plan DTD 12/31/84 (26)	50,000	*	50,000	—	0.00%
Justin T. Chang	500,000	*	500,000	—	0.00%
Hudson Bay Overseas Fund LTD (27)	160,000	*	160,000	—	0.00%
Hudson Bay Fund LP (27)	90,000	*	90,000	—	0.00%
Capital Ventures International (28)	1,000,000	2%	1,000,000	—	0.00%
Jayhawk Private Equity Fund II, L.P. (29)	1,250,000	2.40%	1,250,000	—	0.00%
Alexander V. Leon	100,000	*	100,000	—	0.00%
MidSouth Investor Fund, L.P. (30)	837,296	1.60%	400,000	437,296	*
Lyman O. Heidtke	138,461	*	100,000	38,461	*
WI Harper Inc. Fund VI LTD (31)	2,000,000	3.84%	2,000,000	—	0.00%

Hunter Family Trust U/A DTD 11/15/99 (32)	125,000	*	125,000	—	0.00%
The Pinnacle Fund L.P. (33)	2,000,000	3.84%	2,000,000	—	0.00%
QCSS, Inc. (34)	120,000	*	120,000	—	0.00%

*	Less than 1%

(1)	Larry D. Kelley has disposition and voting control for the Kelley Revocable Trust DTD Aug. 19, 1991 and the Kelley Family Foundation

(2)	Gregory Cook has disposition and voting control for the Gregory Cook — Wedbush Securities Inc. CUST IRA Contributory 1/16/02

(3)	Willaim L. Caton III has disposition and voting control for the Willaim L. Caton III Wedbush Securities Inc Cust IRA R/O Holding 12/11/92

(4)	William A. Caton is an affiliate of First Wilshire Securities Management, Inc., a registered broker-dealer. Mr. Caton acquired his shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(5)	Fred L. Astman has disposition and voting control for the Fred L. Astman Wedbush Securities Inc CUST IRA R/O 10-13-92. Mr. Astman is an affiliate of First Wilshire Securities Management, Inc., a registered broker-dealer. Mr. Astman acquired his shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(6)	Scott W. Hood and Heidi J. Hood have disposition and voting control for The Hood Family Trust UA DTD 11/27/07. Mr. Hood is an affiliate of First Wilshire Securities Management, Inc., a registered broker-dealer. Mr. Hood acquired his shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(7)	Mitchell W. Howard has disposition and voting control for The Mitchell W. Howard Trust UTD 7/19/2006. Mr. Howard is an affiliate of First Wilshire Securities Management, Inc., a registered broker-dealer. Mr. Howard acquired his shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(8)	Scott W. Hood and Fred L. Astman share disposition and voting control for Lake Street Fund, L.P. Mr. Hood and Mr. Astman are affiliates of First Wilshire Securities Management, Inc., a registered broker-dealer. Mr. Hood and Mr. Astman acquired the shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(9)	John Peter Selda has disposition and voting control for the John Peter Selda Wedbush Securities Inc Cust IRA Contributory 08/27/96.

(10)	George Loxsom has disposition and voting control for the George Loxsom Wedbush Securities Inc CUST IRA SEP 12/16/92.

(11)	Howard Miller has disposition and voting control for the Howard Miller Wedbush Morgan Securities Cust. IRA R/O 12/13/94.

(12)	Howard Miller and Barbara Miller have disposition and voting control for the Miller Trust UTD DTD 9/30/87.

(13)	Brian G. Swift has disposition and voting control for the Brian G Swift Wedbush Securities Inc. Cust IRA 4/12/91. Mr. Swift is an affiliate of Security Research Associates, Inc., a registered broker-dealer. Mr. Swift acquired his shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(14)	Howard Lu is an affiliate of First Wilshire Securities Management, Inc., a registered broker-dealer. Mr. Lu acquired his shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(15)	Roy L. Rogers has disposition and voting control for the Rogers Family Trust, UTD 01/21/81.

(16)	J. Steven Emerson has disposition and voting control for Emerson Partners, Emerson Family Foundation, J. Steven Emerson, Pershing LLC Custodian, Roth IRA and J. Steven Emerson, Pershing LLC Custodian, Rollover Acct: II.

(17)	Jon D. Gruber has disposition and voting control for Lagunitas Partners LP, Gruber & McBaine International and the Jon D. & Linda W Gruber Trust.

(18)	Melville Strauss has disposition and voting control for Straus Partners LP and Straus-GEPT Partners.

(19)	Eric Hafter is President of Commercial Construction of our wholly-owned subsidiary, SPIC, Inc.

(20)	Todd Lindstrom is the Executive Vice President of our wholly owned subsidiary, SPIC, Inc.

(21)	Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

(22)	Aaron Read has disposition and voting control for the Aaron Read, Trustee of the Aaron Read & Associates Profit Sharing Plan dtd 12-31-84.

(23)	Terence P. McHale has disposition and voting control for the Terence P. McHale, Trustee of the Aaron Read & Associates Profit Sharing Plan dtd 12-31-84.

(24)	Robyn Black has disposition and voting control for the Robyn Black, Trustee of the Aaron Read & Associates Profit Sharing Plan dtd 12-31-84.

(25)	Stephen R. Baker has disposition and voting control for the Stephen R. Baker, Trustee of the Aaron Read & Associates Profit Sharing Plan dtd 12-31-84.

(26)	Randy A. Perry has disposition and voting control for the Randy A. Perry, Trustee of the Aaron Read & Associates Profit Sharing Plan dtd 12-31-84.

(27)	Sander Gerber has disposition and voting control for Hudson Bay Overseas Fund, LTD. and Hudson Bay Fund LP.

(28)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power of the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(29)	Kent C. McCarthy has disposition and voting control for Jayhawk Private Equity Fund II, L.P.

(30)	Lo Heidtke has disposition and voting control for Midsouth Investor Fund LP.

(31)	Peter Liu has disposition and voting control for WI Harper Inc. Fund VI LTD.

(32)	Stephen Hunter and Georgia Hunter have disposition and voting control for the Hunter Family Trust U/A DTD 11/15/99.

(33)	Barry M. Kitt has disposition and voting control for The Pinnacle Fund, L.P.

(34)	Shane Yang has disposition and voting control for QCSS, Inc.

PLAN OF DISTRIBUTION
          We are registering the shares of Common Stock issued to the Selling Stockholders to permit the resale of these shares of Common Stock by the holders of the shares of Common Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.
          The Selling Stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.
          Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

          In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the Selling Stockholders may deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.
          The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The Selling Stockholders and any broker-dealer or agents participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
          Each Selling Stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8.0%).
          Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
          There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.
          Each Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

          We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each Selling Stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the Selling Stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
DESCRIPTION OF SECURITIES
Common Stock
     We are authorized by our Amended and Restated Articles of Incorporation to issue 100,000,000 shares of common stock, $0.0001 par value. As of October 19, 2009 there were 52,140,826 shares of common stock outstanding and no shares of preferred stock outstanding Holders of shares of common stock have full voting rights, one vote for each share held of record. Stockholders are entitled to receive dividends as may be declared by the Board out of funds legally available therefore and share pro rata in any distributions to stockholders upon liquidation. Stockholders have no conversion, preemptive or subscription rights. All outstanding shares of common stock are fully paid and non-assessable, and all the shares of common stock issued by us upon the exercise of outstanding warrants will, when issued, be fully paid and non-assessable.
Preferred Stock
     Under our Amended and Restated Articles of Incorporation we may issue up to 20,000,000 shares of preferred stock, $.0001 par value. No shares of preferred stock are currently outstanding. Our board of directors has the authority to determine the designation of each series of preferred stock and the authorized number of shares of each series. The board of directors also has the authority to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of preferred stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issuance of shares of that series. Any or all rights of the preferred stock may be greater than the rights of the common stock. The issuance of preferred stock with voting and/or conversion rights may also adversely affect the voting power of the holders of common stock.
DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Section 317 of the California Corporations Code authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification, including reimbursement of expenses incurred, under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. The registrant’s Amended and Restated Articles of Incorporation eliminate the liability of the directors of the registrant for monetary damages to the fullest extent permissible under California law. In addition, the registrant’s Amended and Restated Articles of Incorporation and Bylaws provide that the registrant has the authority to indemnify the registrant’s directors and officers and may indemnify the registrant’s employees and agents (other than officers and directors) against liabilities to the fullest extent permitted by California law. The registrant is also empowered under the registrant’s Bylaws to purchase insurance on behalf of any person whom the registrant is required or permitted to indemnify.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS
     The validity of the shares of common stock offered by the Selling Stockholders has been passed on by the law firm of Weintraub Genshlea Chediak, a professional corporation, Sacramento, California.
EXPERTS
     The consolidated financial statements for Solar Power, Inc., a California corporation, as of December 31, 2008 and 2007 and for the years then ended appearing in this prospectus and registration statement have been audited by Macias Gini & O’Connell LLP an independent registered public accounting firm, as set forth in their report appearing herein, and is included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for our common stock is Computershare Trust Co., Inc., located at 350 Indiana, Suite 750, Golden, CO, 80401, with the same mailing address and telephone number (303) 262-0600.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-1, together with all amendments and exhibits, with the SEC. This Prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this Prospectus to any of our contracts or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contracts or documents. You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings and the registration statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Solar Power, Inc.
Roseville, California
We have audited the accompanying consolidated balance sheets of Solar Power, Inc. (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solar Power, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Macias Gini & O’Connell LLP
Sacramento, California
March 24, 2009 (August 15, 2009 as to paragraph 11 of Note 12 and October 19, 2009 as to paragraph 2 of Note 12 and Note 16)

SOLAR POWER, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007
(in thousands, except for share data)

	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$5,915	$6,840
Accounts receivable, net of allowance for doubtful accounts of $49 and $48 at December 31, 2008 and 2007, respectively	3,010	5,353
Costs and estimated earnings in excess of billings on uncompleted contracts	294	2,208
Inventories, net	4,665	6,945
Prepaid expenses and other current assets	771	967
Restricted cash	527	800

Total current assets	15,182	23,113
Goodwill	435	435
Restricted cash	—	1,395
Property, plant and equipment at cost, net	2,178	2,066

Total assets	$17,795	$27,009

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,916	$4,957
Line of credit	—	931
Accrued liabilities	2,833	2,063
Deferred revenue	350	—
Income taxes payable	248	88
Billings in excess of costs and estimated earnings on uncompleted contracts	160	3
Loans payable and capital lease obligations	342	342

Total current liabilities	7,849	8,384
Loans payable and capital lease obligations, net of current portion	311	655

Total liabilities	8,160	9,039

Commitments and contingencies (Note 12)	—	—
Stockholders’ equity
Preferred stock, par $0.0001, 20,000,000 shares authorized, none issued and outstanding at December 31, 2008 and 2007	—	—
Common stock, par $0.0001, 100,000,000 shares authorized 37,771,325 and 37,573,263 shares issued and outstanding at December 31, 2008 and 2007, respectively	4	4
Additional paid in capital	28,029	27,404
Accumulated other comprehensive loss	(222)	—
Accumulated deficit	(18,176)	(9,438)

Total stockholders’ equity	9,635	17,970

Total liabilities and stockholders’ equity	$17,795	$27,009

The accompanying notes are an integral part of these financial statements

SOLAR POWER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007
(in thousands, except for share data)

	2008	2007
Net sales	$47,421	$18,144
Cost of goods sold	43,844	15,816

Gross profit	3,577	2,328
Operating expenses:
General and administrative	8,981	7,196
Sales, marketing and customer service	2,618	2,254
Engineering, design and product management	559	199

Total operating expenses	12,158	9,649

Operating loss	(8,581)	(7,321)
Other income (expense):
Interest expense	(115)	(106)
Interest income	135	286
Other income (expense)	(10)	8

Total other income (expense)	10	188

Loss before income taxes	(8,571)	(7,133)
Income tax expense	167	61

Net loss	$(8,738)	$(7,194)

Net loss per common share:
Basic and diluted	$(0.23)	$(0.22)

Weighted average number of shares used in computing per share amounts:	37,696,812	32,930,129

The accompanying notes are an integral part of these financial statements

SOLAR POWER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2008 and 2007
(in thousands, except for share data)

					Accumulated
	Common Stock		Additional	Accumulated	other
	Shares	Amount	Paid-In Capital	Deficit	comprehensive loss	Total
Balance January 1, 2007	32,266,667	$3	$15,833	$(2,244)		$13,592
Net loss				(7,194)		(7,194)
Costs related to share registration			(628)			(628)
Issuance of warrants related to private placement			283			283
Issuance of warrants for settlement of an obligation			56			56
Issuance of warrants for services			36			36
Stock-based compensation expense	—		441			441
Issuance of restricted stock	100,000	—	100			100
Issuance of stock for option and warrant exercises	68,750	—	50			50
Issuance of stock for services	50,000		50			50
Issuance of stock for settlement of an obligation	73,935	—	74			74
Issuance of stock, net of costs	5,013,911	1	11,090			11,091

Balance December 31, 2007	37,573,263	4	27,404	(9,438)		17,970
Comprehensive loss
Net loss				(8,738)		(8,738)
Translation adjustment					(222)	(222)

Total comprehensive loss						(8,960)
Costs related to share registration			(14)			(14)
Issuance of stock for services	16,000	—	22			22
Stock-based compensation expense			372			372
Issuance of restricted stock	113,367	—	176			176
Issuance of stock for option exercises	68,695	—	69			69

Balance December 31, 2008	37,771,325	$4	$28,029	$(18,176)	$(222)	$9,635

The accompanying notes are an integral part of these financial statements

SOLAR POWER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007
(in thousands)

	2008	2007
Cash flows from operating activities:
Net loss	$(8,738)	$(7,194)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	700	330
Stock issued for services	22	50
Warrants issued for services	—	12
Stock-based compensation expense	548	541
Bad debt expense	264	118
Amortization	—	684
Income tax expense	167	61
Changes in operating assets and liabilities:
Accounts receivable	1,870	(4,157)
Costs and estimated earnings in excess of billings on uncompleted contracts	1,914	(2,088)
Inventories	2,433	(4,659)
Prepaid expenses and other current assets	326	(410)
Accounts payable	(1,248)	2,839
Income taxes payable	(7)	(6)
Billings in excess of costs and estimated earnings on uncompleted contracts	157	(123)
Deferred revenue	350	—
Accrued liabilities	665	938

Net cash used in operating activities	(577)	(13,064)
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(766)	(1,034)

Net cash used in investing activities	(766)	(1,034)
Cash flows from financing activities:
Proceeds from issuance of common stock	69	12,282
Costs related to share registration	(14)	(765)
Decrease (increase) in restricted cash collateralizing letters of credit	1,668	(2,195)
Principal payments on notes and capital leases payable	(343)	(389)
Net (payments on) proceeds from line of credit	(976)	931
Principal payments (principal received) on loans from related parties	—	(320)

Net cash provided by financing activities	404	9,544

Decrease in cash and cash equivalents	(939)	(4,554)
Cash and cash equivalents at beginning of period	6,840	11,394
Effect of exchange rate changes on cash	14	—

Cash and cash equivalents at end of period	$5,915	$6,840

The accompanying notes are an integral part of these financial statements

SOLAR POWER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007
(in thousands)

	2008	2007
Supplemental disclosure of cash flow information:
Cash paid for interest	$115	$91

Cash paid for income taxes	$7	$9

Supplemental disclosure of non-cash investing and financing activities:
Equipment acquired through notes payable and capital leases	$—	$1,141
Stock and warrants issued in settlement of an obligation	—	130
Stock issued for services	22	50
Warrants issued in conjunction with a private placement of common stock	—	283
Warrants issued for services	—	36

	$22	$1,640

The accompanying notes are an integral part of these financial statements

SOLAR POWER, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Basis of Financial Statement Presentation
     Solar Power, Inc. and its subsidiaries, (collectively the “Company”) engage in sales, installation and integration of photovoltaic systems, markets its franchise operations and manufactures and sells solar panels and related hardware and cable, wire and mechanical assemblies.
     Solar Power, Inc. was incorporated in the State of California in 2006. In August 2006, the Company entered into a merger agreement with International Assembly Solutions, Limited (“IAS HK”) which was incorporated in Hong Kong in January 2005. Effective November 2006, the equity owners of IAS HK transferred all their equity interests to Solar Power, Inc. in exchange for a total of 14,000,000 shares of its common stock at a par value of $0.0001 each. There were a total of sixteen shareholders in IAS HK including the controlling shareholder Stephen Kircher, our CEO. This transaction was structured to create a U.S. holding company and there were not any new or different shareholders involved. As such, the commonality among shareholders was 100%. There was no other consideration paid to any shareholder in connection with the formation of the holding company. Because the merger was entered into among entities under common control, the accompanying consolidated financial statements presents the results of operations of the combined companies for the year ended December 31, 2006.
     In August 2006, the Company, Dale Renewable Consulting Inc. (DRCI) and Dale Stickney Construction, Inc., (DSCI) formalized an acquisition agreement (the Merger Agreement) and entered into an Assignment and Interim Operating Agreement (the “Operating Agreement”). As a result of the Operating Agreement the Company began consolidating the operations of DRCI from June 1, 2006.
     In February 2007, the Company issued 31,435 shares of its common stock as an additional payment under the agreement with Sundance Power, LLC. The shares were fair-valued at $1.00 per share.
     On August 30, 2007, the Company entered into Amendment #1 to the agreement settling its obligation to Sundance Power, LLC, issuing 42,500 shares of the Company’s common stock fair-valued at $1.00 per share and warrants to purchase 76,722 shares of our common stock at $1.00 per share with a fair-value of $55,777, offsetting expenses of $36,228 leaving a balance due to Sundance at December 31, 2007 of $9,060. At December 31, 2006 the Company determined that it was probable that the conditional payments would be made and recorded the estimated obligation in prepaid expenses and other current assets at $500,000 and recorded an accrued liability of $350,000. The asset was expensed to sales, marketing and customer service expenses during 2007 as the related revenue was recognized or as it was determined that the contracts were no longer viable. The life of the contract is based upon the underlying construction contracts. In exchange for these payments from the Company, Sundance relinquished its right to obtain any future payment constituting a share of the revenues of any Joint Contract or other Solar Power Contracts, relinquished its right to obtain any future payment from the sale or installation of solar electric power system goods and services, and transfers to the Company all of its rights to the service mark of Sundance. The Company has not and does not plan to use the service mark for any service branding. As a result, the Company has not allocated any value to Sundance’s service mark. The amounts paid under this agreement have been classified as sales, marketing and customer service because Sundance was only in a position to provide sales and marketing support and customer service support with utility interconnection, rebate processing and training for owner education. Sundance did not have the working capital to purchase hardware, specifically photovoltaic panels and inverters, needed for the four specified projects or any other projects that the Company secured.
     In December 2006, Solar Power, Inc. became a public company through its reverse merger with Solar Power, Inc. (formerly Welund Fund, Inc.). The accompanying consolidated financial statements reflect the results of the operations of Solar Power, Inc., its predecessor, International Assembly Solutions, Limited and their subsidiaries.
2. Summary of Significant Accounting Policies
     Basis of Presentation — The consolidated financial statements include the accounts of the Solar Power, Inc., its predecessor and their subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

     Cash and cash equivalents — Cash and cash equivalents include cash on hand, cash accounts and interest bearing savings accounts. At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses with respect to bank balances in excess of government provided insurance. At December 31, 2008 and 2007, the Company held approximately $5,213,000 and $8,901,000 in bank balances in excess of the insurance limits.
     Inventories — Inventories are stated at the lower of cost, determined by the weighted average cost method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Provisions are made for obsolete or slow-moving inventory based on management estimates. Inventories are written down based on the difference between the cost of inventories and the net realizable value based upon estimates about future demand from customers and specific customer requirements on certain projects.
     Anti-dilutive Shares — SFAS No. 128, “Earnings Per Share,” provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including common stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive. For the years ended December 31, 2008 and 2007 4,723,202 and 2,843,965 shares of common stock equivalents, respectively were excluded from the computation of diluted earnings per share since their effect would be anti-dilutive.
     Plant and equipment — Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Plant and machinery	5 years
Furniture, fixtures and equipment	5 years
Computers and software	3 — 5 years
Equipment acquired under capital leases	3 — 5 years
Automobiles	3 years
Leasehold improvements	the initial lease term
     Goodwill — Goodwill is the excess of purchase price over the fair value of net assets acquired. The Company applies Statement of Financial Accounting Standards No. 142 “Goodwill and other Intangible Assets”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and sales, franchise operations and cable, wire and mechanical assemblies.
          Photovoltaic installation, integration and sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the quarter ended March 31, 2008, the Company did recognize one product sale on a bill and hold arrangement. In this instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on this sale.
Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.

In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.
The assets, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
          Franchise Operations — The Company began selling franchise territories in fiscal 2008. The Company did not recognize any franchise revenue in its fiscal 2008 financial statements. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue” (“SFAS 45”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. The Company has determined that when the franchisee places its first order for a solar installation all the material services or conditions will be deemed to have been met. At December 31, 2008 the Company had $350,000 of deferred revenue included in its financial statements from franchise fees.
          Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sales of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At December 31, 2008 and 2007 the Company has recorded an allowance of approximately $49,000 and $48,000, respectively.
     Stock-based compensation — Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (SFAS No. 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and generally recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Prior to 2006 the Company had not issued stock options or other forms of stock-based compensation.
     Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in cost of goods sold. During the years ended December 31, 2008 and 2007, shipping and handling costs expensed to cost of goods sold were approximately $634,000 and $350,000, respectively.
     Advertising costs — Costs for newspaper, television, radio, and other media and design are expensed as incurred. The Company expenses the production costs of advertising the first time the advertising takes place. The costs for this type of advertising were approximately $293,000 and $337,000 during the years ended December 31, 2008 and 2007, respectively.
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our cable, wire and mechanical assemblies business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. As a result, the Company recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. In our cable, wire and mechanical assemblies business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company has provided a warranty reserve of approximately $641,000 and $103,000 for the years ended December 31, 2008 and 2007, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all of a deferred tax asset will not be realized.
In June, 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48), which is intended to create a single model to address uncertainty in income tax positions. FIN 48 clarifies the accounting for uncertainty in income tax positions by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies” (“SFAS 5”).
FIN 48 outlines a two step approach in accounting for uncertain tax positions. First is recognition, which occurs when the Company concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. Second is measurement. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. This is determined on a cumulative probability basis. The phrase “more likely than not” has the same meaning under FIN 48 as it does under Financial Accounting Standards Board Statement No 109 “Accounting for Income Taxes” (“FAS 109”) (i.e. a likelihood of occurrence greater than 50 percent).
Management intends to comply with FIN 48 and to provide adequate documentation of its efforts, judgments and conclusions related to any material uncertain tax positions. Management intends to conduct this task in as cost efficient manner as possible with an emphasis on items with the potential to have a material effect on the financial statements.
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
     All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at period-end exchange rates. All income and expenditure items in the income statements of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at average annual exchange rates. Translation gains and losses arising from the translation of the financial statements of foreign subsidiaries whose functional currency is other than the U.S. dollar are not included in determining net income but are accumulated in a separate component of stockholders’ equity as a component of comprehensive income. The functional currency of the Company’s operations in the People’s Republic of China is the Renminbi.
     Gains and losses resulting from the translation of foreign currency transactions are included in income.
     Aggregate net foreign currency transaction income included in the income statement was approximately $228,000 and $214,000 for the years ended December 31, 2008 and 2007, respectively.
     Comprehensive income (loss) — Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain (loss) of available-for-sale securities. For the years ended December 31, 2008 and 2007, comprehensive loss was $8,960,000, composed of a net loss of approximately $8,738,000 and a foreign currency translation loss of $222,000 and $7,194,000 (equal to the net loss), respectively.

     Post-retirement and post-employment benefits — The Company’s subsidiaries which are located in the People’s Republic of China contribute to a state pension scheme on behalf of its employees. The Company recorded approximately $53,000 and $44,000 in expense related to its pension contributions for the years ended December 31, 2008 and 2007, respectively. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.
     Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. With respect to the acquisition of DRCI by Solar Power, Inc. a California corporation, the Company estimated the fair value of contracts acquired based on certain assumptions to be approximately $637,000. The Company estimated the value of each contract opportunity acquired by estimating the percentage of contracts that would be signed and by applying a comparable acquisition cost to each contract based on the Company’s current sales subcontractor commission rates.
3. Recently Issued Accounting Pronouncements
     In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company adopted the provisions of FIN 48, on January 1, 2007. This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition occurs when an enterprise concludes that a tax position, based on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement determines the amount of benefit that more-likely-than-not will be realized upon ultimate settlement. De-recognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions, and it has expanded disclosure requirements.
     As of December 31, 2008, we have unrecognized tax benefits of approximately $248,000. While the Company does not expect that the total amount of unrecognized benefit will significantly change over the next 12 months, it is reasonably possible that a change could occur. However, a reliable estimate cannot be made at this time.
     Effective January 1, 2007, the Company adopted the provisions of FIN 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company had $248,000 and zero, respectively, of unrecognized tax benefits as of December 31, 2008 and 2007. The Company does not anticipate that any of the unrecognized tax benefits will increase or decrease significantly over the next twelve months.
     Reconciliation of the unrecognized tax benefits for the years ended December 31, 2007 and 2008 is as follows (in thousands):

	2008	2007
Beginning Balance	—	$—
Additions for current year tax positions	$166	—
Reductions for current year tax positions	—	—
Additions for prior year tax positions	82	—
Reductions for prior year tax positions	—	—
Settlements	—	—
Reductions related to expirations of statute of limitations	—	—

Ending Balance	$248	$—

     We file a federal income tax return in the U.S., as well as income tax returns in California and Colorado, and certain other foreign jurisdictions. We are currently not the subject of any income tax examinations, however, all prior periods remain open to examination in the future.

     In September 2006, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements.” (“FAS 157”) FAS 157 establishes a common definition for fair value to be applied to accounting principles generally accepted in the United States of America guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008 FASB issued Staff Position 157-2 that defers the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed a fair value in financial statements on a recurring basis, for fiscal years beginning after November 15, 2008. In addition, FAS also agreed to exclude from scope of FASB 157 fair value measurements made for purposes of applying FAS No. 13 “Accounting for Leases” and related interpretive accounting pronouncements. The adoption of FAS No. 157 for financial assets and liabilities did not have a material effect on the consolidated financial statements. The Company does not expect the adoption of FAS No. 157 for non-financial assets and liabilities to have a material impact on the consolidated financial statements.
     In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after July 1, 2008. The adoption of FAS No. 159 did ot have a material effect on the consolidated financial statements.
     In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”) which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS No. 141(R) is prospectively effective to business combinations for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of FAS No. 141(R) on the Company’s consolidated financial statements will be determined in part by the nature and timing of any future acquisitions completed by it.
     In December 2007, the FASB issued FAS No. 160, “Non-controlling Interests in Consolidated Financial Statements (as amended)” (“FAS 160”) which improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as equity consolidated financial statements. Moreover, FAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. FAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; earlier adoption is prohibited. The Company is currently evaluating the impact that FAS 160 will have on its consolidated financial statements.
     In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivatives Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“FAS 161”)”. FAS 161 requires enhanced disclosures about a company’s derivative and hedging activities. FAS 161 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of FAS 161 and does not expect adoption to have a material impact on results of operations, cash flows or financial position.
     In April 2008, the FASB issued FASB Staff Position (FSP) FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” The FSP amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FAS No. 142, “Goodwill and Other Intangible Assets.” The FSP must be applied prospectively to intangible assets acquired after the effective date. The Company will apply the guidance of the FSP to intangible assets acquired after January 1, 2009.

4. Inventories
     Inventories consisted of the following at December 31 (in thousands):

	2008	2007
Raw material	$2,184	$2,036
Finished goods	2,538	4,927
Provision for obsolete stock	(57)	(18)

Total	$4,665	$6,945

5. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets at December 31 were (in thousands):

	2008	2007
Deferred costs	$—	$125
Rental, equipment and utility deposits	274	339
Deposits	158	118
Insurance	127	135
Advertising	124	166
Other	88	84

Total	$771	$967

6. Property, Plant and Equipment
     Property, plant and equipment at December 31 were (in thousands):

	2008	2007
Plant and machinery	$661	$787
Furniture, fixtures and equipment	260	215
Computers and software	754	261
Equipment acquired under capital leases	709	709
Automobiles	246	246
Leasehold improvements	610	198

Total cost	3,240	2,416
Less: accumulated depreciation and amortization	(1,062)	(350)

	$2,178	$2,066

     Depreciation expense was approximately $700,000 and $330,000 for the years ended December 31, 2008 and 2007, respectively.
7. Other Accrued Liabilities
     Other accrued liabilities at December 31 were (in thousands):

	2008	2007
Accrued payroll	$782	$490
Sales tax payable	258	557
Warranty reserve	743	103
Customer deposits	718	399
Insurance premium financing	101	87
Accrued construction costs	162	212
Accrued interest payable	—	15
Other	69	200

	$2,833	$2,063

8. Stockholders’ Equity
     Issuance of common stock
     On August 28, 2008, the Company issued 6,000 shares of its common stock pursuant to a resolution of the Company’s Board of Directors, on August 20, 2008, as a gift to the children of a deceased employee. The shares were fair-valued at $1.30, the closing price of the Company’s common stock on August 20, 2008 and the Company recorded approximately $8,000 in expense related to this transaction.
     On August 20, 2008, the Company issued 50,000 shares of restricted common stock pursuant to the Company’s 2006 Equity Incentive Plan as a signing bonus to a new employee. The shares were fair-valued at $1.30, the closing price of the Company’s common stock on August 8, 2008, the date of grant. On the date of grant 25,000 shares vested. The remaining 25,000 shares will vest on August 8, 2009.
     On June 4, 2008, the Company issued 10,000 shares of its common stock pursuant to a consulting agreement for services rendered to the Company. The shares were fair-valued at $1.50, the closing price of the Company’s common stock on June 4, 2008 and the Company recorded $15,000 in expense related to this transaction.
     On April 15, 2008, the Company issued 50,000 shares of restricted common stock pursuant to the Company’s 2006 Equity Incentive Plan as a signing bonus to a new employee. The shares were fair-valued at $1.30, the closing price of the Company’s common stock on April 15, 2008, the date of grant. On the date of grant 25,000 shares vested. The remaining 25,000 shares will vest on April 15, 2009.
     On March 31, 2008, the Company issued 18,695 shares of its common stock through the exercise of stock options from its 2006 equity incentive plan. The shares were issued at an exercise price of $1.00 per share.
     On March 12, 2008, the Company issued 13,367 shares of its common stock to its independent directors. The shares were fair valued at $3.45 per share, the closing price of the Company’s common stock on December 24, 2007, the date of grant. The shares were fully vested.
     On February 28, 2008, the Company issued 50,000 shares of its common stock through the exercise of stock options from its 2006 equity incentive plan. The shares were issued at an exercise price of $1.00 per share.
     In December 2007, we completed a private placement of 4,513,911 shares of restricted common stock at a purchase price of $2.60 per share to 46 accredited investors. The accredited investors also received warrants to purchase 1,354,163 shares of common stock at an exercise price of $3.90 per share expiring on December 20, 2012. Additionally, our placement agent, Needham & Company, LLC additionally received warrants to purchase 135,417 shares to purchase our common stock at an exercise price of $3.90 per share expiring on December 20, 2012. The shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales under state securities laws.
     In November 2007, we issued 50,000 shares of our common stock pursuant to the exercise of a warrant issued for consulting services at an exercise price of $1.00 per share.
     In September 2007, we issued 50,000 shares of our common stock pursuant to the terms of a consulting agreement. The shares were fair-valued at $1.00 per share, the price of our most recent private placement since our shares were not trading publically at the time. The Company expensed $50,000 during the year ended December 31, 2007.
     In August 2007, we issued 42,500 shares of our common stock in settlement of an obligation. The shares were fair-valued at $1.00 per share.
     In April 2007, we entered into our standard Securities Purchase Agreement with E-Ton Solar Tech, Co., Ltd. (E-Ton) a foreign accredited investor as part of a private placement to raise $500,000 (the “Financing”). In connection with the Financing, we sold an aggregate of 500,000 shares of restricted common stock at a purchase price of $1.00 per share (the per share price of our most recent private placement) for an aggregate sale price of $500,000 to E-Ton.

     In February 2007, we issued 31,435 shares of our common stock in settlement of an obligation. The shares were fair-valued at $1.00.
     In December 2006, the Company issued 500,000 shares of its common stock in exchange for $425,000 in cash and the settlement of an obligation totaling $75,000.
     In December 2006, the Company affected a reverse merger with Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.). The Company was determined to be the accounting acquirer for purposes of recording the transaction. Prior to the reverse merger the Company’s and Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) outstanding shares of common stock totaled 14,500,000 and 17,666,667, respectively. Subsequent to the reverse merger the Company issued 100,000 shares of restricted common stock. Accordingly, the outstanding shares of the Company at December 31, 2006 consist of the sum of the shares of the Company, Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) and the shares of restricted common stock. In conjunction with the reverse merger, the Company recorded the net assets of Solar Power, Inc., a Nevada Corporation (formerly
Welund Fund, Inc.), less direct transaction costs, as an increase to its additional paid in capital. The assets and liabilities of Solar Power, Inc., a Nevada Corporation (formerly Welund Fund, Inc.) consisted primarily of cash and cash equivalents of $11,214,007 and was recorded at their historical values.
Issuance of warrants to purchase common stock
     In December 2007, in conjunction with our private placement, we issued warrants to purchase 1,354,163 shares of our common stock to participants of the private placement at an exercise price of $3.90 per share. In addition we issued a warrant to purchase 135,417 shares of our common stock at an exercise price of $3.90 as compensation for services to our placement agent, Needham & Company LLC. These warrants were fair-valued at $2.09 per share using the Black-Scholes model. The warrants expire on December 20, 2012.
     In September 2007, pursuant to a consulting agreement, we issued a warrant to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share expiring on August 30, 2012. The warrant was fair-valued at $0.72 per share using the Black-Scholes model.
     In August 2007, we issued warrants to purchase 76,722 shares of our common stock in settlement of an obligation at an exercise price of $1.00 per share. These warrants were fair-valued at $0.73 per share using the Black-Scholes model.
     Prior to the reverse merger, in conjunction with a private placement, concluded on October 4, 2006, 800,000 warrants to purchase the Company’s common stock with an exercise price of $1.15 per share were issued to Roth Capital Partners for acting as the private placement agent. The terms of the warrants are five years, expiring on October 4, 2011. The warrants are transferable and are exercisable by the Holder at any time after the original date of issuance until and including the expiration date. The terms of the warrants provide for adjustment to the exercise price for common stock dividends, capital stock distributions, and stock splits. There is no performance requirements associated with these warrants. The Company treated the estimated fair value of these warrants as part of the cost of the private placement.
     Assumptions used in the determination of the fair value of warrants issued using the Black-Scholes model were as follows:

				Expected	Risk-free
	Date	Exercise	Fair-Value	Term in	interest		Dividend
	Issued	Price	(in thousands)	years	rate	Volatility	Yield
In conjunction with private placement	10/4/2006	$1.15	$422	5.00	4.69%	92%	0%
In settlement of an obligation	8/30/2007	$1.00	$56	5.00	4.21%	92%	0%
For services rendered	9/1/2007	$1.00	$36	5.00	4.33%	92%	0%
In conjunction with private placement	12/20/2007	$3.90	$3,113	5.00	3.39%	83%	0%

9. Income Taxes
     Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31 (in thousands):

	Years Ended December 31
	2008	2007
United States	$(11,972)	$(7,941)
Foreign	3,401	808

	$(8,571)	$(7,133)

     The provision for income taxes consists of the following (in thousands):

	Years Ended December 31
	2008	2007
Current:
Federal	$—	$—
State	3	3
Foreign	164	58

	167	61

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

	—	—

Total provision for income taxes	$167	$61

     The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate to loss before provision for income taxes for the years ended December 31 are as follows (in thousands):

	Years Ended December 31
	2008	2007
Benefit for income taxes at U.S. Federal statutory rate	$(3,001)	$(2,496)
State taxes, net of federal benefit	2	1
Foreign taxes at different rate	(1,026)	(225)
Non-deductible expenses	18	10
Valuation allowance	4,184	2,776
Other	(8)	(5)

	$169	$61

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

	Years Ended December 31
	2008	2007
Deferred income tax assets:
Net operating loss carry forwards	$8,397	$3,858
Other temporary differences	396	303

	8,793	4,161
Valuation allowance	(8,793)	(4,161)

Total deferred income tax assets	—	—

Net deferred tax assets	$—	$—

     SFAS 109, Accounting for Income Taxes (as amended), provides for the recognition of deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $4.6 million and $3.1 million during the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had a net operating loss carry forward for federal income tax purposes of approximately $18.9 million, which will expire starting in year 2027. The Company had a state net operating loss carry forward of approximately $18.8 million, which will expire starting in year 2027.
     Utilization of the federal and state net operating loss and credit carry forwards may be subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.
     The Company intends to permanently reinvest all foreign earnings in foreign jurisdictions and has calculated its tax liability and deferred tax assets and deferred tax liabilities accordingly.
     PRC Taxation — Enterprise income tax in the PRC is generally charged at 33%, of which 30% is for national tax and 3% is for local tax, of the assessable profit. The subsidiary of the Company is a wholly foreign-owned enterprise established in Shenzhen, the PRC, and is engaged in production-oriented activities; according to enterprise income tax laws for foreign enterprises, the national tax rate is reduced to 15%. Pursuant to the same income tax laws, the subsidiary is also exempted from the PRC enterprise income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years. The Company has yet to start its first profit-making year.
     Hong Kong Taxation — A subsidiary of the Company is incorporated in Hong Kong and is subject to Hong Kong profits tax. The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. The applicable profits tax rate for all periods is 17.5%. A provision of approximately $164,000 and $58,000 for profits tax was recorded for the years ended December 31, 2008 and 2007, respectively.
10. Stock-based Compensation
     Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). Prior to 2006 the Company had not issued stock options or other forms of stock-based compensation.
     The following table summarizes the consolidated stock-based compensation expense, by type of awards (in thousands):

	Years Ended December 31
	2008	2007
Employee stock options	$407	$416
Restricted stock	141	125

Total stock-based compensation expense	$548	$541

     The following table summarizes the consolidated stock-based compensation by line items (in thousands):

	Years Ended December 31
	2008	2007
General and administrative	$404	$490
Sales, marketing and customer service	110	51
Engineering, design and product development	34	—

Total stock-based compensation expense	548	541
Tax effect on stock-based compensation expense	—	—

Total stock-based compensation expense after income taxes	$548	$541

Effect on net loss per share:
Basic and diluted	$0.014	$0.016

     As stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures in accordance with FAS 123(R). FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
Determining Fair Value
     Valuation and Amortization Method — The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. In the case of performance-based stock options, amortization does not begin until it is determined that meeting the performance criteria is probable. Service-based and performance-based options typically have a five year life from date of grant and vesting periods of three to four years. For the year ended December 31, 2006 and for the period from January 1, 2007 to September 23, 2007 the fair value of share awards granted was determined by the last private placement price of our common stock since our shares were not trading during that time. Compensation expense is recognized on a straight-line basis over the respective vesting period.
     Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Company utilizes the simplified method under the provisions of Staff Accounting Bulletin No. 107 (“SAB No. 107”) for estimating the expected term of the stock-based award, instead of historical exercise data. Prior to 2006 the Company did not issue share-based payment awards and as a result there is no historical data on option exercises. For its performance-based awards, the Company has determined the expected term life to be 5 years based on contractual life, the seniority of the recipient and absence of historical data on the exercise of such options.
     Expected Volatility — Because there is minimal history of stock price returns, the Company does not have sufficient historical volatility data for its equity awards. Accordingly, the Company has chosen to use its historical volatility rates as well as rates for a publicly-traded U.S.-based direct competitor to calculate the volatility for its granted options.
     Expected Dividend — The Company has never paid dividends on its common shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.
     Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.
     Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model were as follows:

	2008		2007
	Service-based	Performance-based	Service-based	Performance-based
Expected term	3.25 – 3.75	N/A	2.5–3.75	N/A
Risk-free interest rate	2.26 – 2.74%	N/A	3.59% – 4.92%	N/A
Volatility	75% – 87%	N/A	83% – 92%	N/A
Dividend yield	0%	N/A	0%	N/A
Equity Incentive Plan
     On November 15, 2006, subject to approval of the stockholders, the Company adopted the 2006 Equity Incentive Plan (the “Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of common stock of the Company through awards of incentive and nonqualified stock options (“Option”), stock (“Restricted Stock” or “Unrestricted Stock”) and stock appreciation rights (“SARs”). The Plan was approved by the stockholders on February 7, 2007.
     The Company currently has service-based and performance-based options and restricted stock grants outstanding. The service-based options vest in 25% increments and expire five years from the date of grant. Performance-based options vest upon satisfaction of the performance criteria as determined by the Compensation Committee of the Board of Directors and expire five years from the date of grant. The restriction period on restricted shares shall expire at a rate of 25% per year over four years.

     Total number of shares reserved and available for grant and issuance pursuant to this Plan is equal to nine percent (9%) of the number of outstanding shares of the Company. Not more than two million (2,000,000) shares of stock shall be granted in the form of incentive stock options.
     Shares issued under the Plan will be drawn from authorized and un-issued shares or shares now held or subsequently acquired by the Company.
     Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g. convertible preferred stock, convertible debentures, or warrants for common stock), but not outstanding options to acquire stock.
     At December 31, 2008 there were approximately 3,612,386 shares available to be issued under the plan (9% of the outstanding shares of 37,771,325 plus outstanding warrants of 2,366,302). There were 2,670,267 options and restricted shares issued under the plan, 87,472 options exercised under the plan and 854,647 shares available to be issued.
     The exercise price of any Option will be determined by the Company when the Option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a Stockholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.
     The following table summarizes the Company’s stock option activities:

		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
		Price Per	Contractual	Value
	Shares	Share	Term	($000)
Outstanding as of January 1, 2007	1,900,000	$1.00	3.75	$760
Granted	583,900	1.10	4.11	175
Exercised	(18,750)	1.00	—	—
Forfeited	(497,917)	1.00	—	—

Outstanding December 31, 2007	1,967,233	1.03	3.88	—
Granted	618,000	1.96	4.20	—
Exercised	(68,695)	1.00	—	—
Forfeited	(159,638)	1.01	—	—

Outstanding December 31, 2008	2,356,900	1.28	3.45	—

Exercisable December 31, 2008	1,182,566	$1.12	3.24	$—

     The weighted-average grant-date fair value of options granted during 2008 and 2007 was $1.07 and $0.72, respectively. The total intrinsic value of options exercised during 2008 and 2007 was $65,000 and $52,500, respectively.
     The following table summarizes the Company’s restricted stock activities:

Shares
Outstanding as of January 1, 2007	100,000
Granted	100,000
Exercised	—
Forfeited	—

Outstanding as of December 31, 2007	200,000
Granted	113,367
Exercised	—
Forfeited	—

Outstanding as of December 31, 2008	313,367

Vested as of December 31, 2008	238,367

     Changes in the Company’s non-vested stock options are summarized as follows:

	Stock-based Options		Performance-based Options		Restricted Stock
		Weighted-Average		Weighted-Average		Weighted-Average
		Grant Date Fair		Grant Date Fair		Grant Date Fair
	Shares	Value Per Share	Shares	Value Per Share	Shares	Value Per Share
Non-vested as of January 1, 2007	1,125,000	$0.66	300,000	$0.73	75,000	$1.00
Granted	583,900	0.72	—	—	100,000	1.00
Vested	(353,441)	0.66	(50,000)	0.73	(125,000)	1.00
Forfeited	(279,167)	0.66	(150,000)	—	—	—

Non-vested as of December 31, 2007	1,076,292	0.67	100,000	0.73	50,000	1.00
Granted	618,000	1.07	—	—	113,367	1.55
Vested	(411,320)	0.66	(50,000)	0.73	(88,367)	1.54
Forfeited	(158,638)	0.70	—	—	—	—

Non-vested as of December 31, 2008	1,124,334	$0.84	50,000	$0.73	75,000	$1.20

     As of December 31, 2008, there was approximately $865,000, $33,000 and $90,000 of unrecognized compensation cost related to non-vested service-based options, performance-based options and restricted stock grants, respectively. The cost is expected to be recognized over a weighted-average of 3.0 years for service-based options and restricted stock grants and 4.0 years for performance-based options. The total fair value of shares vested during the year ended December 31, 2008 was $271,000, $37,000 and $136,000 for service-based options, performance-based options and restricted stock grants, respectively. The total fair value of shares vested during the year ended December 31, 2007 was $244,000, $37,000 and $125,000 for service-based options, performance-based options and restricted stock grants, respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2008 and 2007.
11. Line of Credit
     On June 25, 2007, the Company entered into an agreement with China Merchants Bank for a working capital line of credit through its wholly owned subsidiary, IAS Electronics (Shenzhen) Co., Ltd. in the amount of $6,800,000 RMB or approximately $976,000 at the rate at the time of repayment. The term of the agreement was one year with an annual interest rate of 6.75 percent.
     The line was secured by a $1,000,000 standby letter of credit collateralized by the Company’s cash deposits. The Company did not renew this line of credit, and as a result, the letter of credit collateralizing the line was released by China Merchants Bank and the restricted cash collateral was released for use by the Company.
12. Commitments and Contingencies
     Letters of Credit — At December 31, 2008, the Company had outstanding standby letters of credit of approximately $500,825 as collateral for its capital leases. The standby letters of credit are issued for a term of one year, mature beginning in September 2009 and the Company paid one percent of the face value as an origination fee. These letters of credit are collateralized by $527,000 of the Company’s cash deposits.
     As of September 30, 2009, the outstanding letter of credit was reduced to approximately $275,413.
     Guarantee of Performance — On August 14, 2007, Solar Power, Inc. entered into a guarantee of the financial performance for its wholly owned subsidiary, Yes! Solar, Inc. in conjunction with the submission of Yes! Solar, Inc’s. Uniform Franchise Offering Circular to the California Department of Corporations. This guarantee remains in force as of December 31, 2008.
     Operating leases — The Company leases premises under various operating leases which expire through 2012. Rental expenses under operating leases included in the statement of operations were approximately $834,000 and $502,000 for the years ended December 31, 2008 and 2007, respectively.

     The Company was obligated under operating leases requiring minimum rentals as follows (in thousands):

Years ending December 31,
2009	$626
2010	454
2011	459
2012	310

Total minimum payments	$1,849

     The Company was obligated under notes payable requiring minimum payments as follows (in thousands):

Years ending December 31,
2009	$51
2010	52
2011	44
2012	6

153
Less current portion	(50)

Long-term portion	$103

     The notes payable are collateralized by trucks used in the Company’s solar photovoltaic business, bear interest rates between 1.9% and 2.9% and are payable over sixty months.
     The Company leases certain equipment under capital leases. The leases expire from January to October 2010. The Company was obligated for the following minimum payments (in thousands):

Years ending December 31,
2009	$327
2010	216

543
Less amounts representing interest	(43)

Present value of net minimum lease payments	500
Less current portion	(292)

Long-term portion	$208

     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligates the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty of as much as $6.5 Million. In fiscal 2009, the cancellation penalty could be as much as $740,000. The final selling price to the Company is dependent upon the price that Solyndra, Inc. sells the same product to other third-party customers and is expected to decline over the term of the agreement.
     On June 8, 2009, the Company signed a Second Amendment to Agreement for Sale of Photovoltaic Panels (“Second Modification”) which amends the agreement to remove the minimum purchase requirements from the agreement.
     On December 13, 2007, the Company and its wholly-owned subsidiary, Yes! Solar, Inc. (“YES”) entered into a Retailer Program Agreement (the “Agreement”) with GE Money Bank to provide to YES retail customers a vehicle to finance solar systems purchased from YES. The agreement provides that the Company will provide a standby letter of credit equal to the greater of $50,000 or one percent of sales under the Agreement. A standby letter of credit in the amount of $50,000 was issued on November 14, 2007 as a condition to the execution of the Agreement. The term of the letter of credit was renewed for an additional year on November 14, 2008. As of December 31, 2008 there were no sales under this Agreement.

13. Operating Risk
     Concentrations of Credit Risk and Major Customers — A substantial percentage of the Company’s net revenue comes from sales made to a small number of customers and are typically sold on an open account basis. Details of customers accounting for 10% or more of total net sales for the years ended December 31, 2008 and 2007 are as follows (in thousands):

Customer	2008	2007
Sun Technics Ltd.	$22,706	$—
Solar Power Partners, Inc.	—	6,102
Siemens Transportation Systems	—	2,156

	$22,706	$8,258

     Details of the amounts receivable, including costs and estimated earnings in excess of billings on uncompleted contracts and billings in excess of costs and estimated earnings on uncompleted contracts, from the customers with the largest receivable balances (including all customers with accounts receivable balances of 10% or more of accounts receivable) at December 31, 2008 and 2007, respectively are (in thousands):

Customer	2008	2007
Siemens Transportation	$665	$—
Cox Enterprises	620	491
Staples Center/Nokia Theatre LA Live	585	—
Deer Park Monastery	—	554
Solar Power Partners, Inc.	—	3,680
Angels Camp RV Park	—	563
Central Park Apartments	—	204

	$1,870	$5,492

     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our wire and mechanical assembly business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. During the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. In our cable, wire and mechanical assembly business our current standard product warranty for our mechanical assembly product ranges from one to five years. As a result, the Company recorded the provision for the estimated warranty exposure on these construction contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. The accrual for warranty claims consisted of the following at December 31, 2008 and 2007 (in thousands):

	2008	2007
Balance beginning of year	$103	$—
Provision charged to warranty expense	641	103
Less: warranty claims	(1)	—

Balance at end of year	$743	$103

14. Fair Value of Financial Instruments
     The carrying amounts of cash and cash equivalents and accounts receivable, notes receivable, prepayments, notes payable, accounts payable, accrued liabilities, accrued payroll and other payables approximate their respective fair values at each balance sheet date due to the short-term maturity of these financial instruments.

15. Geographical Information
     The Company has three reportable segments: (1) cable, wire and mechanical assemblies and processing sales (“Cable, wire and mechanical assemblies”), franchise operations and (3) photovoltaic installation, integration and solar panel sales (“Photovoltaic installation, integration and sales”). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit and the management at the time of acquisition was retained.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the periods ended December 31, 2008 and 2007 are as follows:

	Year ended December 31, 2008			Year ended December 31, 2007
Segment (in thousands)	Net sales	Inter-segment sales	Income (loss)	Net sales	Inter-segment sales	Income (loss)
Photovoltaic installation, integration and sales	$44,670		$(8,220)	$14,744	$—	$(8,118)
Franchise operations	—		(1,010)	—		—
Cable, wire and mechanical assemblies	2,751		659	3,400	.	985

Segment total	47,421	—	(8,571)	18,144	—	(7,133)
Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—

Consolidated totals

Net sales	$47,421	$—		$18,144	$—

Income before taxes			$(8,571)			$(7,133)

	Year ended December 31, 2008		Year ended December 31, 2007
Segment (in thousands)	Interest income	Interest expense	Interest income	Interest expense
Photovoltaic installation, integration and sales	$135	$(115)	$287	$(106)
Franchise operations	—	—	—	—
Cable, wire and mechanical assemblies	—	—	—	—

Consolidated total	$135	$(115)	$287	$(106)

	Year ended December 31, 2008			Year ended December 31, 2007
			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and
Segment (in thousands)	assets	expenditure	amortization	assets	expenditure	amortization
Photovoltaic installation, integration and sales	$15,988	$766	$685	$25,503	$1,034	$327
Franchise operations	748	—	—	—	—	—
Cable, wire and mechanical assemblies	1,059	—	15	1,506	—	3

Consolidated total	$17,795	$766	$700	$27,009	$1,034	$330

     Sales by geographic location are as follows:

	Year ended December 31, 2008				Year ended December 31, 2007
	Photovoltaic				Photovoltaic
	installation,		Cable, wire and		installation,		Cable, wire
	integration	Franchise	mechanical		integration	Franchise	and mechanical
Segment (in thousands)	and sales	operations	assemblies	Total	and sales	operations	assemblies	Total
United States	$17,430	$—	$2,239	$19,669	$14,744	$—	$2,548	$17,292
Asia	27,108	—	—	27,108	—	—	—	—
Europe	132	—	—	132	—	—	—	—
Mexico	—	—	512	$512	—	—	852	852

Total	$44,670	$—	$2,751	$47,421	$14,744	$—	$3,400	$18,144

     The location of the Company’s identifiable assets is as follows:

	Year ended	Year ended
Segment (in thousands)	December 31, 2008	December 31, 2007
United States	$12,072	$22,743
China (including Hong Kong)	5,723	4,266

Total	$17,795	$27,009

     Income tax expense by geographic location is as follows:

	Year ended	Year ended
Segment (in thousands)	December 31, 2008	December 31, 2007
China (including Hong Kong)	$164	$58
United States	3	3

Total	$167	$61

16. Subsequent Events
     On September 23, 2009 and October 2, 2009, we completed a private placement of 14,077,000 shares of restricted common stock at a purchase price of $1.00 per share to 31 accredited investors. The shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales under state securities laws.
     On September 30, 2009, the Company’s outstanding letters of credit outstanding were reduced to approximately $275,413 (see Note 12, paragraph 2).
     On June 8, 2009, the Company signed a Second Amendment to Agreement for Sale of Photovoltaic Panels with Solyndra, Inc. (“Second Modification”) which amends the agreement to remove the minimum purchase requirements from the agreement (see Note 12, paragraph 9).

SOLAR POWER, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except for share data)

	As of	As of
	June 30, 2009	December 31, 2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$3,356	$5,915
Accounts receivable, net of allowance for doubtful accounts of $275 and $49 at June 30, 2009 and December 31, 2008, respectively	7,041	3,010
Costs and estimated earnings in excess of billings on uncompleted contracts	430	294
Inventories, net	6,583	4,665
Asset held for sale	138	—
Prepaid expenses and other current assets	751	771
Restricted cash	527	527

Total current assets	18,826	15,182
Goodwill	435	435
Restricted cash	273	—
Property, plant and equipment at cost, net	1,769	2,178

Total assets	$21,303	$17,795

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,754	$3,916
Accrued liabilities	2,968	3,058
Income taxes payable	249	248
Deferred revenue	184	—
Billings in excess of costs and estimated earnings on uncompleted contracts	21	160
Loans payable and capital lease obligations	337	342

Total current liabilities	15,513	7,724
Loans payable and capital lease obligations, net of current portion	142	311
Deferred revenue	—	125

Total liabilities	15,655	8,160

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, par $0.0001, 20,000,000 shares authorized, none issued and outstanding at June 30, 2009 and December 31, 2008	—	—
Common stock, par $0.0001, 100,000,000 shares authorized 37,943,826 and 37,771,325 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	4	4
Additional paid in capital	28,362	28,029
Accumulated other comprehensive loss	(222)	(222)
Accumulated deficit	(22,496)	(18,176)

Total stockholders’ equity	5,648	9,635

Total liabilities and stockholders’ equity	$21,303	$17,795

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except for share data)

	For the Six Months Ended
	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)

Net sales	$16,195	$15,879
Cost of goods sold	14,007	14,464

Gross profit	2,188	1,415

Operating expenses:
General and administrative	4,436	4,675
Sales, marketing and customer service	1,635	1,191
Engineering, design and product management	399	268

Total operating expenses	6,470	6,134

Operating loss	(4,282)	(4,719)
Other income (expense):
Interest expense	(28)	(74)
Interest income	5	105
Other income (expense), net	(12)	6

Total other income (expense)	(35)	37

Loss before income taxes	(4,317)	(4,682)
Income tax expense	3	3

Net loss	$(4,320)	$(4,685)

Net loss per common share:
Basic and diluted	$(0.11)	$(0.12)

Weighted average number of common shares used in computing per share amounts	37,927,320	37,637,129

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Six Months Ended
	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net loss	$(4,320)	$(4,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	426	329
Stock issued for services	7	15
Stock-based compensation expense	326	239
Bad debt expense	279	203
Income tax expense	—	3
Loss on disposal of fixed assets	—	4
Changes in operating assets and liabilities:
Accounts receivable	(4,310)	(1,317)
Costs and estimated earnings in excess of billings on uncompleted contracts	(135)	1,185
Inventories	(1,918)	877
Asset held for sale	(138)	—
Prepaid expenses and other current assets	21	41
Accounts payable	7,836	(1,061)
Income taxes payable	—	(5)
Billings in excess of costs and estimated earnings on uncompleted contracts	(139)	809
Deferred revenue	59	—
Accrued liabilities	(90)	298

Net cash used in operating activities	(2,096)	(3,065)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(17)	(269)

Net cash used in investing activities	(17)	(269)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	69
Costs related to share registration	—	(14)
Restricted cash collateralizing letters of credit and ACH transactions	(273)	1,510
Principal payments on notes and capital leases payable	(175)	(169)
Net proceeds from line of credit	—	(931)

Net cash (used in) provided by financing activities	(448)	465

Decrease in cash and cash equivalents	(2,561)	(2,869)
Cash and cash equivalents at beginning of period	5,915	6,840
Effect of exchange rate changes on cash	2	(4)

Cash and cash equivalents at end of period	$3,356	$3,967

Supplemental disclosure of cash flow information:
Cash paid for interest	$28	$74

Cash paid for income taxes	$3	$5

Supplemental disclosure of non-cash investing and financing activities:
	$7	$15

Stock issued for services	$7	$15

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business and Basis of Presentation
Description of Business
     Solar Power, Inc. and its subsidiaries, (collectively the “Company”) engage in sales, installation and integration of photovoltaic systems, markets its franchise operations and manufactures and sells solar panels and related hardware and cable, wire and mechanical assemblies.
     Our revenue was derived from the sale, installation and integration of photovoltaic systems, sales from our manufactured solar panels and related hardware and cable, wire and mechanical assemblies.
Basis of Presentation
     The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. They should be read in conjunction with the financial statements and related notes to the financial statements of Solar Power, Inc. for the years ended December 31, 2008 and 2007 appearing in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 24, 2009. The June 30, 2009 and 2008 unaudited interim condensed consolidated financial statements on Form 10-Q have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for smaller reporting companies. Certain information and note disclosures normally included in the annual financial statements on Form 10-K have been condensed or omitted pursuant to those rules and regulations, although the Company’s management believes the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operation for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.
     The consolidated financial statements include the accounts of Solar Power, Inc., and its subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.
2. Summary of Significant Accounting Policies
     Cash and cash equivalents — Cash and cash equivalents include cash on hand, cash accounts and interest bearing savings accounts. At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses with respect to bank balances in excess of government provided insurance. At June 30, 2009 and December 31, 2008, the Company held approximately $3,647,000 and $5,213,000 in bank balances in excess of the insurance limits.
     Inventories — Beginning on January 1, 2009, inventories are stated at the lower of cost or market, determined by the first in first out cost method. Prior to January 1, 2009, inventories were determined using the weighted average cost method. The conversion to first in first out cost method had no material effect on the financial statements for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Provisions are made for obsolete or slow-moving inventory based on management estimates. Inventories are written down based on the difference between the cost of inventories and the net realizable value based upon estimates about future demand from customers and specific customer requirements on certain projects.
     Anti-dilutive Shares — SFAS No. 128, “Earnings Per Share,” provides for the calculation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including common stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive. For the six months ended June 30, 2009 and 2008, 0 and 288,801 shares of common stock equivalents, respectively were excluded from the computation of diluted earnings per share, since their effect would be anti-dilutive.

     Plant and equipment — Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Plant and machinery	5 years
Furniture, fixtures and equipment	5 years
Computers and software	3 — 5 years
Equipment acquired under capital leases	3 — 5 years
Automobiles	3 years
Leasehold improvements	the initial lease term
     Goodwill — Goodwill is the excess of purchase price over the fair value of net assets acquired. The Company applies Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and product sales, franchise operations and cable, wire and mechanical assemblies.
     Photovoltaic installation, integration and product sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the six months ended June 30, 2009 and 2008, the Company did recognize one product sale on a bill and hold arrangement in each period. In the 2009 instance, the customer requested that we store product to combine with a subsequent order in order to reduce their transportation costs. In the 2008 instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on these sales.
Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.
In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
     Franchise Operations — The Company began selling franchise territories in fiscal 2008. The Company did not recognize any franchise revenue in its fiscal 2008 financial statements. For the three and six months ended June 30, 2009, the Company recognized approximately $47,000 in franchise revenue consisting of approximately $40,000 in product sales, $6,000 in royalty revenue and $1,000 in franchise fee revenue. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue” (“SFAS 45”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. The Company has determined that when the franchisee places its first order for a solar installation all the material services or conditions will be deemed to have been met. At June 30, 2009 the Company had $184,000 of deferred revenue and $131,000 in inventory deposits included in its financial statements from franchisees. Deferred revenue and deposits as of December 31, 2008 were reclassified to conform to the current period presentation. Subsequent to June 30, 2009, the Company terminated all existing franchise agreements and will no longer seek new franchisees. The Company expects to enter into arrangements with our former franchisees in which they will distribute our branded Yes! products. In addition the Company expects to seek potential distributors for this product line. The Company does not expect that this will have a material effect on operating income. The Company will continue its significant involvement in the operations. Therefore, no discontinued operation treatment is required. The deferred revenue consists of deferred franchise fee revenue. These fees will either be refunded or used by existing franchisees as a credit against future product purchases.

     Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sales of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At June 30, 2009 and December 31, 2008 the Company has recorded an allowance of approximately $275,000 and $49,000, respectively.
     Stock-based compensation — The Company accounts for stock-based compensation under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (SFAS No. 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and generally recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).
     Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in cost of goods sold. During the six months ended June 30, 2009 and 2008, shipping and handling costs expensed to cost of goods sold were approximately $270,000 and $248,000, respectively.
     Advertising costs — Costs for newspaper, television, radio, and other media and design are expensed as incurred. The Company expenses the production costs of advertising the first time the advertising takes place. The costs for this type of advertising were approximately $115,000 and $152,000 during the six months ended June 30, 2009 and 2008, respectively.
     Product warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our cable, wire and mechanical assemblies business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. As a result, the Company recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. In our cable, wire and mechanical assemblies business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company has recorded a warranty provision of approximately $226,000 and $186,000 for the six months ended June 30, 2009 and 2008, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all of a deferred tax asset will not be realized.
In June, 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48), which is intended to create a single model to address uncertainty in income tax positions. FIN 48 clarifies the accounting for uncertainty in income tax positions by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies” (“SFAS 5”).
FIN 48 outlines a two step approach in accounting for uncertain tax positions. First is recognition, which occurs when the Company concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. Second is measurement. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. This is determined on a cumulative probability basis. The phrase “more likely than not” has the same meaning under FIN 48 as it does under Financial

Accounting Standards Board Statement No 109 “Accounting for Income Taxes” (“FAS 109”) (i.e. a likelihood of occurrence greater than 50 percent).
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
     All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at period-end exchange rates. All income and expenditure items in the income statements of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at average annual exchange rates. Translation gains and losses arising from the translation of the financial statements of foreign subsidiaries whose functional currency is other than the U.S. dollar are not included in determining net income but are accumulated in a separate component of stockholders’ equity as a component of comprehensive income. The functional currency of the Company’s operations in the People’s Republic of China is the Renminbi.
     Gains and losses resulting from the translation of transactions denominated in foreign currencies are included in income.
     Aggregate net foreign currency transaction losses included in the income statement was approximately $3,000 for the six months ended June 30, 2009 and net foreign currency transaction gain included in the income statement was approximately $219,000 for the six months ended June 30, 2008.
     Comprehensive income (loss) — Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.
     Comprehensive income, as defined, includes all changes in equity during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain (loss) of available-for-sale securities. For the six months ended June 30, 2009, and 2008, comprehensive loss was $4,320,000 (composed of a net loss of approximately $4,320,000) and approximately $4,774,000 (composed of a net loss of approximately $4,685,000 and a foreign currency translation adjustment of approximately $89,000), respectively.
     Post-retirement and post-employment benefits — The Company’s subsidiaries which are located in the People’s Republic of China contribute to a state pension scheme on behalf of its employees. The Company recorded approximately $20,000 and $13,000 in expense related to its pension contributions for the six months ended June 30, 2009 and 2008, respectively. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.
     Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3. Recently Issued Accounting Pronouncements
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivatives Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS No. 161”)”. SFAS No. 161 requires enhanced disclosures about a company’s derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 did not have a material impact on results of operations, cash flows or financial position.
     In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” The FSP amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP must be applied prospectively to intangible assets acquired after the effective date. The Company will apply the guidance of the FSP to intangible assets acquired after January 1, 2009. For the six months ended June 30, 2009, there were no intangible assets acquired. The Company does not expect adoption to have a material impact on its financial position, results of operations, or cash flows.
     In June 2008, the FASB ratified EITF Issue 07-5 (EITF 07-5), “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of EITF 07-5 did not have a material effect on our consolidated financial statements.

     In May 2009, the FASB Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” FASB Staff Position No. APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of APB 14-1 did not have a material effect on our consolidated financial statements.
     In April 2009, FASB issued FSP 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (collectively “FSP/APB”) which increase the frequency of fair value disclosures to a quarterly instead of annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on an entity’s balance sheet at fair value. FSP/APB is effective for interim and annual periods ending after June 15, 2009. The adoption of this FSP/APB did not have a material impact on results of operations, cash flows or financial position
     In May 2009, FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS 165 sets forth (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial reporting periods ending after June 15, 2009. The adoption of FAS 165 did not have a material impact on results of operations, cash flows or financial position.
     In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The objective of SFAS 168 is to establish the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”).SFAS 168 is effective for interim and annual financial reporting periods ending after September 15, 2009. The Company does not anticipate the adoption of SFAS 168 to have a material impact on results of operations, cash flows or financial position.
4. Inventories
     Inventories consisted of the following (in thousands):

	June 30, 2009	December 31,
	(unaudited)	2008 (audited)

Raw material	$3,783	$2,184
Finished goods	2,619	2,538
Work in process	238	—
Provision for obsolete stock	(57)	(57)

	$6,583	$4,665

5. Asset Held for Sale
     Asset held for sale consists of accumulated costs at June 30, 2009 of a 3.5 megawatt solar photovoltaic system under construction by the Company for sale.
6. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30, 2009	December 31,
	(unaudited)	2008 (audited)

Rental, equipment and utility deposits	$154	$274
Supplier deposits	246	158
Insurance	27	127
Advertising	111	124
Other	213	88

	$751	$771

7. Property, Plant and Equipment
     Property, plant and equipment consisted of the following (in thousands):

	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Plant and machinery	$668	661
Furniture, fixtures and equipment	343	260
Computers and software	681	754
Equipment acquired under capital leases	709	709
Trucks	246	246
Leasehold improvements	610	610

Total cost	3,257	3,240
Less: accumulated depreciation	(1,488)	(1,062)

	$1,769	$2,178

     Depreciation expense for the three months ended June 30, 2009 and 2008 was approximately $212,000 and $175,000, respectively. Depreciation expense for the six months ended June 30, 2009 and 2008 was approximately $425,000 and $329,000, respectively.
8. Accrued Liabilities
     Accrued liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Accrued payroll and related costs	$504	$782
Sales tax payable	202	258
Warranty reserve	969	743
Customer deposits	1,096	943
Insurance premium financing	7	101
Accrued construction costs	—	162
Other	190	69

	$2,968	$3,058

9. Stockholders’ Equity
     On May 18, 2009, the Company issued 10,000 shares of its common stock as compensation for services. The shares were fair valued at $0.74 per share, the closing price of the Company’s common stock on May 18, 2009.
     On January 12, 2009, the Company issued 162,501 shares of its common stock to its independent directors, under the Company’s 2006 Equity Incentive plan, for fiscal 2009. The shares were fair valued at $0.60 per share, the closing price of the Company’s common stock on January 2, 2009, the date of grant.
10. Income Taxes
     Pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” income taxes are recorded based on current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities. We base our estimate of current and deferred taxes on the tax laws and rates that are currently in effect in the appropriate jurisdiction. Changes in laws or rates may affect the current amounts payable or refundable as well as the amount of deferred tax assets or liabilities.

11. Stock-based Compensation
     The Company accounts for stock compensation expense under the provisions of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (“FAS 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R).
     The following table summarizes the consolidated stock-based compensation expense, by type of awards for the six months ended June 30, 2009 and 2008 (in thousands):

	Six	Six
	Months	Months
	Ended June	Ended June
	30, 2009	30, 2008
Employee stock options	$232	$179
Stock grants	94	60

Total stock-based compensation expense	$326	$239

     The following table summarizes the consolidated stock-based compensation by line item for the six months ended June 30, 2009 and 2008 (in thousands):

	Six	Six
	Months	Months
	Ended June	Ended June
	30, 2009	30, 2008
General and administrative	$239	$224
Sales, marketing and customer service	69	14
Engineering, design and product management	18	1

Total stock-based compensation expense	326	239
Tax effect on stock-based compensation expense	—	—

Total stock-based compensation expense after taxes	$326	$239

Effect on net loss per share: Basic and diluted	$0.01	$0.01

     As stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, FAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated its forfeiture rate at 7.8% and 6.0% for six months ended June 30, 2009 and 2008, respectively.
Valuation Assumptions
Determining Fair Value
     Valuation and Amortization Method — The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes-Merton option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Service-based and performance-based options typically have a five year life from date of grant and vesting periods of three to four years.
     Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Company utilizes the simplified method under the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”) for estimating the expected term of the stock-based award, instead of historical exercise data. For its performance-based awards, the Company has determined the expected term life to be 5 years based on contractual life, the seniority of the recipient and absence of historical data on the exercise of such options.
     Expected Volatility — The Company uses the historical volatility of the price of its common shares.
     Expected Dividend — The Company has never paid dividends on its common shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

     Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.
     During the six months ended June 30, 2009, the Company granted 414,500 service-based options fair-valued between $0.37 and $0.46 using the Black-Scholes-Merton model and 162,501 restricted stock grants fair-valued at $0.60 using the closing price of the Company’s common stock at the date of grant. The vesting of the service-based option will occur over a four-year period beginning one year from the date of grant. During the six months ended June 30, 2008, the Company granted 553,000 service-based options fair-valued between $0.69 and $1.50 using the Black-Scholes-Merton model and 63,367 restricted stock grants fair-valued between $1.30 and $3.45 using the closing price of the Company’s common stock at the date of grant. The Company recorded approximately $326,000 and $239,000 in stock-based compensation expense related to these grants during the six months ended June 30, 2009 and 2008, respectively.
     Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes-Merton model for stock option grants during the six months ended June 30, 2009 and 2008 were as follows:

	2009	2008
	Service-based	Service-based

Expected term	3.75	3.25-3.75
Risk-free interest rate	1.72%	2.65 - 2.74%
Volatility	88%	75%
Dividend yield	0%	0%
Equity Incentive Plan
     On November 15, 2006, subject to approval of the stockholders, the Company adopted the 2006 Equity Incentive Plan (the “Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of common stock of the Company through awards of incentive and nonqualified stock options (“Options”), stock (“Restricted Stock” or “Unrestricted Stock”) and stock appreciation rights (“SARs”). The Plan was approved by the stockholders on February 7, 2007.
     The Company currently has service-based and performance-based options and restricted stock grants outstanding. The service-based options vest in 25% increments and expire five years from the date of grant. Performance-based options vest upon satisfaction of the performance criteria as determined by the Compensation Committee of the Board of Directors and expire five years from the date of grant. The restriction period on restricted shares shall expire per the terms of the grant agreement.
     Total number of shares reserved and available for grant and issuance pursuant to this Plan is equal to nine percent (9%) of the number of outstanding shares of the Company. Not more than two million (2,000,000) shares of stock shall be granted in the form of incentive stock options.
     Shares issued under the Plan will be drawn from authorized and un-issued shares or shares now held or subsequently acquired by the Company.
     Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g. convertible preferred stock, convertible debentures, or warrants for common stock), but not outstanding options to acquire stock.
     At June 30, 2009 there were approximately 3,627,912 shares available to be issued under the plan (9% of the outstanding shares of 37,943,826 plus outstanding warrants of 2,366,302). There were 3,231,268 options and restricted shares issued under the Plan, 87,445 options have been exercised and 309,199 shares are available to be issued.
     The exercise price of any option will be determined by the Company when the option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a stockholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.
     The following table summarizes the Company’s stock option activities for the year ended December 31, 2008 and the six months ended June 30, 2009:

		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
		Price Per	Contractual	Value
	Shares	Share	Term	($000)

Outstanding January 1, 2008	1,967,233	$1.03	3.88	$—
Granted	618,000	1.96	4.20	—
Exercised	(68,695)	1.00	—	—
Forfeited	(159,638)	1.01	—	—

Outstanding December 31, 2008	2,356,900	1.28	3.61	—
Granted	414,500	0.74	5.00	103,625
Exercised	—	—	—	—
Forfeited	(16,500)	0.94	—	—

Outstanding June 30, 2009	2,755,400	$1.19	3.23	$103,625

Exercisable June 30, 2009	1,358,066	$1.21	2.99	$—

     The weighted-average grant-date fair value of options granted during the six months ended June 30, 2009 and 2008 was $0.42 and $1.10, respectively.
     The following table summarizes the Company’s restricted stock activities:

Shares
Outstanding as of January 1, 2008	200,000
Granted	113,367
Exercised	—
Forfeited	—

Outstanding as of December 31, 2008	313,367
Granted	162,501
Exercised	—
Forfeited	—

Outstanding as of June 30, 2009	475,868

Vested as of June 30, 2009	400,868

     Changes in the Company’s non-vested stock options are summarized as follows:

	Service-based Options		Performance-based Options		Restricted Stock
		Weighted
		Average Grant		Weighted Average		Weighted Average
		Date Fair Value		Grant Date Fair		Grant Date Fair
	Shares	Per Share	Shares	Value Per Share	Shares	Value Per Share

Non-vested as of January 1, 2008	1,076,292	$0.67	100,000	$0.73	50,000	$1.00
Granted	618,000	1.07	—	—	113,367	1.55
Vested	(411,320)	0.66	(50,000)	—	(88,367)	1.54
Forfeited	(158,638)	0.70	—	—	—	—

Non-vested as of December 31, 2008	1,124,334	0.84	50,000	0.73	75,000	1.20
Granted	414,500	0.42	—		162,501	0.60
Vested	(175,500)	1.01	—		(162,501)	0.60
Forfeited	(16,000)	1.00	—		—	—

Non-vested as of June 30, 2009	1,347,334	$0.76	50,000	$0.73	75,000	$1.20

     As of June 30, 2009, there was approximately $754,000, $16,000 and $94,000 of unrecognized compensation cost related to non-vested service-based options, performance-based options and restricted stock grants, respectively. The cost is expected to be recognized over a weighted-average of 3.5 years for service-based options and restricted stock grants and 1.0 years for performance-based options. During the six months ended June 30, 2009 there were no changes to the contractual life of any fully vested options.
12. Commitments and Contingencies
     Letters of Credit — At June 30, 2009, the Company had outstanding standby letters of credit of approximately $501,000 as collateral for its capital lease and a retailer program agreement. The standby letters of credit are issued for a term of one year, maturing in September and November 2009. Our bank has restricted approximately $527,000 of our cash as collateral for these letters of credit.
     As of September 30, 2009, the outstanding letter of credit was reduced to approximately $275,413.

     Guarantee of Performance — The Company has entered into a guarantee of the financial performance for its wholly owned subsidiary, Yes! Solar, Inc. (“Yes”) in conjunction with the submission of Yes! Solar, Inc’s. Uniform Franchise Disclosure Document (UFDD) to the California Department of Corporations.
     Financing Agreement — On December 13, 2007, the Company and its wholly-owned subsidiary, Yes entered into a Retailer Program Agreement (the “Agreement”) with GE Money Bank to provide to Yes retail customers a vehicle to finance solar systems purchased from YES. The agreement provides that the Company will provide a standby letter of credit equal to the greater of $50,000 or one percent of sales under the Agreement. A standby letter of credit in the amount of $50,000 was issued on November 14, 2008 as a condition to the execution of the Agreement. The term of the letter of credit is for one year. As of June 30, 2009 there have been no sales under this Agreement.
     Operating leases — The Company leases premises under various operating leases. Rental expense under operating leases included in the statement of operations was approximately $191,000 and $229,000 for the three months ended June 30, 2009 and 2008, respectively. Rental expense under operating leases included in the statement of operations was approximately $386,000 and $440,000 for the six months ended June 30, 2009 and 2008, respectively.
     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligated the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty of as much as $6.5 Million. On June 8, 2009, the Company signed a Second Amendment to Agreement for Sale of Photovoltaic Panels (“Second Modification”) which amends the agreement to remove the minimum purchase requirements from the agreement.
     Restricted Cash — On March 25, 2009, our bank restricted an additional $273,000 as collateral for Automatic Clearing House transactions related to our franchise operations.
13. Operating Risk
     Concentrations of Credit Risk and Major Customers — A substantial percentage of the Company’s net revenue comes from sales made to a small number of customers and are typically sold on an open account basis. Details of customers accounting for 10% or more of total net sales for the six months ended June 30, 2009 and 2008, respectively is as follows (in thousands):

Customer	2009	2008

Conergy / Sun Technics	$6,090	$3,816
IX Energy	—	4,502
ENE Energy	—	4,150
Costco	2,204	—
Siemens Transportation	1,778	—
     Details of customers representing 10% or more of accounts receivable balances and costs and estimated earnings in excess of billings on uncompleted contracts at June 30, 2009 and 2008, respectively are (in thousands):

Customer	2009	2008

Conergy / Sun Technics	$3,705	$3,816
Beyond Building	791	—
Siemens Transportation	744	—
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our cable, wire and mechanical assemblies business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. As a result, the Company recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. In our cable, wire and mechanical assemblies business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company has recorded a warranty provision of approximately $226,000 and $186,000 for the six months ended June 30, 2009 and 2008, respectively.
14. Fair Value of Financial Instruments
     The fair value of financial instruments is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. In accordance with SAS No. 157 “Fair Value Measurements”, the Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or unobservable inputs for assets or liabilities (Level 3), depending on the nature of the item being valued. The following disclosure are made in accordance with FASB Staff Position (FSP) FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments.”
     The carrying amounts of cash and cash equivalents and accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximate their respective fair values at each balance sheet date due to their liquid and short term nature.
     The Company’s long-term borrowings are recorded at historical amounts. The Company has compared interest rates of borrowings with similar terms, conditions and interest rates and determined that the carrying value approximates the estimated fair value.
15. Geographical Information
     The Company has three reportable segments: (1) photovoltaic installation, integration and solar panel sales (“Photovoltaic installation, integration and sales”), (2) franchise operations and (3) cable, wire and mechanical assemblies and processing sales (“Cable, wire and mechanical assemblies”). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the six months ended June 30, 2009 and 2008 are as follows:

	For the Six Months Ended June 30, 2009			For the Six Months Ended June 30, 2008
		Inter-
		segment			Inter-segment	Income
Segment (in thousands)	Net sales	sales	Income (loss)	Net sales	sales	(loss)

Photovoltaic installation, integration and sales	$14,314	$—	$(4,434)	$14,783	$—	$(4,605)
Franchise operations	47	—	(668)	—		(347)
Cable, wire and mechanical assemblies	1,834	—	785	1,096		270

Segment total	16,195	—	(4,317)	15,879	—	(4,682)
Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—

Consolidated totals Net sales	$16,195	$—		$15,879	$—

Loss before taxes			$(4,317)			$(4,682)

	For Six Months Ended June 30, 2009		For Six Months Ended June 30, 2008
Interest income and expense by segment are as follows (in thousands):	Interest income	Interest expense	Interest income	Interest expense

Photovoltaic installation, integration and sales	$5	$28	$105	$74
Franchise operations	—	—	—	—
Cable, wire and mechanical assemblies	—	—	—	—

Consolidated total	$5	$28	$105	$74

	June 30, 2009			December 31, 2008
			Depreciation			Depreciation
The Company’s identifiable assets	Identifiable	Capital	and	Identifiable	Capital	and
by segment are as follows (in thousands):	assets	expenditure	amortization	assets	expenditure	amortization

Photovoltaic installation, integration and sales	$19,441	$17	$417	$15,988	$766	$685
Franchise operations	447	—	—	748	—	—
Cable, wire and mechanical assemblies	1,415	—	9	1,059	—	15

Consolidated total	$21,303	$17	$426	$17,795	$766	$700

	For Six Months Ended June 30, 2009				For Six Months Ended June 30, 2008
	Photovoltaic		Cable, wire		Photovoltaic		Cable, wire
	installation,		and		installation,		and
Sales by geographic location	integration	Franchise	mechanical		integration	Franchise	mechanical
are as follows (in thousands):	and sales	operations	assemblies	Total	and sales	operations	assemblies	Total

United States	$4,539	$47	$1,658	$6,244	$2,316	$—	$875	$3,191
Asia	6,885	—	—	6,885	12,467	—	—	12,467
Europe	2,099	—	—	2,099	—	—	—	—
Australia	791	—	—	791	—	—	—	—
Mexico	—	—	176	176	—	—	221	221

Total	$14,314	$47	$1,834	$16,195	$14,783	$—	$1,096	$15,879

Location of the Company’s identifiable assets	June 30,	December
by geographic location are as follows (in thousands):	2009	31, 2008

United States	$14,900	$12,072
China (including Hong Kong)	6,403	5,723

Total	$21,303	$17,795

	For Six	For Six
Income tax expense by	Months	Months
geographic location is as	Ended June	Ended June
follows (in thousands):	30, 2009	30, 2008

United States	$—	$—
China (including Hong Kong)	3	3

Total	$3	$3

16. Subsequent Events
     On September 23, 2009 and October 2, 2009, we completed a private placement of 14,077,000 shares of restricted common stock at a purchase price of $1.00 per share to 31 accredited investors. The shares were offered and sold by us in reliance on Section 506 of Regulation D of the Securities Act, and comparable exemptions for sales under state securities laws.
     On September 30, 2009, the Company’s outstanding letters of credit outstanding were reduced to approximately $275,413 (see Note 12, paragraph 2).
     Management evaluated all activity of the Company through October 19, 2009 (the reissue date of the Company’s consolidated financial statements) and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Section 317 of the California Corporations Code authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification, including reimbursement of expenses incurred, under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. The registrant’s Amended and Restated Articles of Incorporation eliminate the liability of the directors of the registrant for monetary damages to the fullest extent permissible under California law. In addition, the registrant’s Amended and Restated Articles of Incorporation and Bylaws provide that the registrant has the authority to indemnify the registrant’s directors and officers and may indemnify the registrant’s employees and agents (other than officers and directors) against liabilities to the fullest extent permitted by California law. The registrant is also empowered under the registrant’s Bylaws to purchase insurance on behalf of any person whom the registrant is required or permitted to indemnify.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses will be borne by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$1,109
Accounting fees and expenses	$50,000
Legal fees and expenses	$100,000

Total	$151,109
RECENT SALES OF UNREGISTERED SECURITIES
     On May 15, 2009, the Company issued 10,000 shares of its common stock pursuant to a resolution of the Company’s Board of Directors, on February 27, 2009, in settlement of an obligation to Scott Whitley, a former employee. The shares were fair-valued at $0.74, the closing price of the Company’s common stock on May 15, 2009 and the Company recorded approximately $7,400 in expense related to this transaction.
     On August 28, 2008, the Company issued 6,000 shares of its common stock pursuant to a resolution of the Company’s Board of Directors, on August 20, 2008, as a gift to the children of a deceased employee. The shares were fair-valued at $1.30, the closing price of the Company’s common stock on August 20, 2008 and the Company recorded approximately $8,000 in expense related to this transaction.
     On June 4, 2008, in connection with consulting services, we issued to Janice Lin 10,000 shares of our common stock fair-valued at $1.50 per share.
     On December 20, 2007, in connection with our private placement of 4,513,911 shares of our common stock, we issued to the participants in the private placement warrants to purchase 1,354,163 shares of our common stock at $3.90 per share until December 20, 2012 and for services provided by Needham & Company, LLC we issued a warrant to purchase 135,417 shares of our common stock at $3.90 per share until December 20, 2012.

     On September 1, 2007, in connection with consulting services provided to the Company we issued to Steven Kay a warrant to purchase 50,000 shares of our common stock at $1.00 until September 1, 2012. This warrant was exercised by payment of $50,000 to the Company and 50,000 shares of the Company’s common stock were issued on November 26, 2007
     On August 2007, we issued 42,500 shares of our common stock in settlement of an obligation. The shares were fair-valued at $1.00.
     On August 30, 2007, in settlement of an obligation, we issued the share holders of Sundance Technologies warrants to purchase 76,722 shares of our common stock at $1.00 until August 30, 2012.
     On April 9, 2007, we completed a private placement of 500,000 shares of common stock at a purchase price of $1.00 per share to a foreign accredited investor.
     On February 15, 2007, we issued 31,435 shares of our common stock in settlement of an obligation. The shares were fair-valued at $1.00.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of January 25, 2006 between Welund Fund, Inc. (Delaware) and Welund Fund, Inc. (Nevada) (1)

2.2	Agreement and Plan of Merger by and among Solar Power, Inc., a California corporation, Welund Acquisition, Inc., a Nevada corporation, and Welund Fund, Inc. a Nevada corporation dated as of August 23, 2006(2)

2.3	First Amendment to Agreement and Plan of Merger dated October 4, 2006(3)

2.4	Second Amendment to Agreement and Plan of Merger dated December 1, 2006(4)

2.5	Third Amendment to Agreement and Plan of Merger dated December 21, 2006(5)

2.6	Agreement of Merger by and between Solar Power, Inc., a California corporation, Dale Renewables Consulting, Inc., a California corporation, and James M. Underwood, Ronald H. Stickney and Todd Lindstrom dated November 15, 2006(17)

2.7	Agreement and Plan of Merger by and between Solar Power, Inc., a California corporation and Dale Renewables Consulting, Inc., a California corporation, and James M. Underwood, Ronald H. Stickney and Todd Lindstrom, dated as of August 20, 2006, as amended by the First Amendment to Agreement and Plan of Merger dated October 31, 2006, and further amended by the Second Amendment to Agreement and Plan of Merger dated November 15, 2006(17)

2.8	Agreement of Merger by and between Solar Power, Inc., a California corporation, Solar Power, Inc., a Nevada corporation and Welund Acquisition Corp., a Nevada corporation dated December 29, 2006(17)

2.9	Agreement of Merger by and between Solar Power, Inc., a Nevada corporation and Solar Power, Inc., a California corporation, dated February 14, 2007 (6)

3.1	Amended and Restated Articles of Incorporation(6)

3.2	Bylaws (6)

3.3	Specimen (17)

4.1	Form of Subscription Agreement(7)

4.2	Form of Registration Rights Agreement(7)

4.3	Form of Warrant(21)

5.1	Opinion by Weintraub Genshlea Chediak P.C.*

10.1	Share Purchase Agreement for the Purchase of Common Stock dated as of April 1, 2004, by and between Kevin G. Elmore and Mr. T. Chong Weng(8)

10.2	Share Purchase Agreement for the Purchase of Common Stock dated as of June 9, 2004, by and between Kevin G. Elmore and Liberty Associates Holdings, LLC(9)

10.3	Purchase and Servicing Agreement between Welund Fund, Inc. and Village Auto, LLC, dated March 30, 2005(10)

10.4	Demand Promissory Note issued by Paxton Energy Corp. (11)

10.5	Engagement Letter with Roth Capital Partners, dated August 29, 2006(12)

10.6	Credit Facility Agreement by and between the Company and Solar Power, Inc., a California corporation effective September 19, 2006(12)

10.7	Security Agreement by and between the Company and Solar Power, Inc., a California corporation effective September 19, 2006(12)

10.8	Secured Promissory Note issued by Solar Power, Inc., a California corporation in favor of the Company(12)

10.9	First Amendment to the Credit Facility Agreement dated November 3, 2006(13)

10.10	Securities Purchase Agreement dated September 19, 2006 (12)

10.11	Registration Rights Agreement dated September 19, 2006(12)

10.12	Securities Purchase Agreement dated October 4, 2006 (14)

10.13	Registration Rights Agreement dated October 4, 2006(14)

Exhibit No.	Description
10.14	Roth Capital Warrant(14)

10.15	Subordination Agreement by and between Steve Kircher, the Company and Solar Power, Inc., a California corporation dated August 31, 2006(14)

10.16	Addendum to Subordination Agreement dated September 6, 2006(14)

10.17	Unsecured Promissory Note for $150,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated August 31, 2006(14)

10.18	Unsecured Promissory Note for $50,000 issued by Solar Power, Inc., a California corporation dated September 6, 2006(14)

10.19	Secured Promissory Note for $975,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated September 19, 2006(14)

10.20	Secured Promissory Note for $100,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated September 25, 2006(14)

10.21	Secured Promissory Note for $130,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated September 27, 2006(14)

10.22	Secured Promissory Note for $75,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated October 6, 2006(14)

10.23	Secured Promissory Note for $340,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated October 16, 2006(14)

10.24	Secured Promissory Note for $235,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated October 30, 2006(14)

10.25	Secured Promissory Note $445,000 issued by Solar Power, Inc., a California corporation in favor of the Company dated November 7, 2006 (14)

10.26	Demand Note $1,446,565 issued by Solar Power, Inc., a California corporation in favor of the Company dated November 15, 2006 (14)

10.27	2006 Equity Incentive Plan(17)

10.28	Form of Nonqualified Stock Option Agreement(17)

10.29	Form of Restricted Stock Award Agreement(17)

10.30	Assignment and Interim Operating Agreement by and between Solar Power, Inc., a California corporation, Dale Stickney Construction, Inc., a California corporation, and Dale Renewables Consulting, Inc., a California corporation dated August 20, 2006(17)

10.31	Restrictive Covenant Agreement by and between Solar Power, Inc., a California corporation, Todd Lindstrom, James M. Underwood and Ronald H. Stickney dated November 15, 2006(17)

10.32	Receivables and Servicing Rights Purchase and Sale Agreement by and between the Company and Village Auto, LLC a California limited liability company dated December 29, 2006(15)

10.33	Contract Revenues Agreement by and between Sundance Power, LLC, a Colorado limited liability company and Solar Power, Inc., a California corporation, dated September 5, 2006(18)

10.34	Securities Purchase Agreement dated April 9, 2007(19)

10.35	Securities Purchase Agreement dated December 20, 2007(20)

10.36	Employment Severance Agreement with Mr. Carnahan, dated December 26, 2007(21)

10.37	Agreement for Sale of Photovoltaic Panels to Solar Power, Inc., dated February 19, 2007 (22)

10.38	First Amendment to Agreement for Sale of Photovoltaic Panels dated July 24, 2008 (21)

10.39	Securities Purchase Agreement dated September 23, 2009 (24)

21.1	List of Subsidiaries(18)

23	Consent of Macias Gini & O’Connell LLP *

23.1	Consent of Weintraub Genshlea Chediak P.C.(see 5.1)

*	Filed herewith

**	Previously filed

(1)	Incorporated by reference to Form 8-K filed with the SEC on February 3, 2006.

(2)	Incorporated by reference to Form 8-K filed with the SEC on August 29, 2006.

(3)	Incorporated by reference to Form 8-K filed with the SEC on October 6, 2006.

(4)	Incorporated by reference to Form 8-K filed with the SEC on December 6, 2006.

(5)	Incorporated by reference to Form 8-K filed with the SEC on December 22, 2006.

(6)	Incorporated by reference to Form 8-K filed with the SEC on February 20, 2007.

(7)	Incorporated by reference to Form 10-QSB filed with the SEC on August 14, 2006.

(8)	Incorporated by reference to Form 8-K filed with the SEC on April 2, 2004.

(9)	Incorporated by reference to Form 8-K filed with the SEC on June 18, 2004.

(10)	Incorporated by reference to Form 10-QSB filed with the SEC on May 24, 2005.

(11)	Incorporated by reference to Form 10-QSB filed with the SEC on November 14, 2005.

(12)	Incorporated by reference to Form 8-K filed with the SEC on September 25, 2006

(13)	Incorporated by reference to Form 8-K filed with the SEC on November 7, 2006.

(14)	Incorporated by reference to Form 10-QSB filed with the SEC on November 20, 2006.

(15)	Incorporated by reference to Form 8-K filed with the SEC on January 8, 2007.

(16)	Incorporated by reference to Form 8-K filed with the SEC on January 8, 2007 (disclosing change in auditors).

(17)	Incorporated by reference to the Form SB-2 filed with the SEC on January 17, 2007.

(18)	Incorporated by reference to Form 8-K filed with the SEC on March 27, 2007.

(19)	Incorporated by reference to Form 8-K filed with the SEC on April 11, 2007.

(20)	Incorporated by reference to Form 8-K filed with the SEC on December 26, 2007.

(21)	Incorporated by reference to Form 8-K filed with the SEC on December 31, 2007.

(22)	Incorporated by reference to Form 8-K filed with the SEC on July 30, 2008.

(23)	Incorporated by reference to Form 10-K filed with the SEC on March 24, 2009.

(24)	Incorporated by reference to Form 8-K filed with the SEC on September 23, 2009

(25)	Incorporated by reference to Form 8-K filed with the SEC on October 6, 2009

UNDERTAKINGS
The undersigned registrant hereby undertakes to:
(a) Rule 415 Offering:
     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
          ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
          iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, That:
          (A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§ 239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m and 78o(d)) that are incorporated by reference in the registration statement; and
          (B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a prospectus supplement filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.
          (C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).
     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          i. If the registrant is relying on Rule 430B (§230.430B of this chapter):
     (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
          ii. If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
          a. The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);
          ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
          iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
          b. Filings incorporating subsequent Exchange Act documents by reference. Include the following if the registration statement incorporates by reference any Exchange Act document filed subsequent to the effective date of the registration statement:
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b) Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) Reliance on Rule 430C. Each prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunder duly authorized, in Granite Bay, California.

Solar Power, Inc., a California corporation

Dated: October 19, 2009	/s/ Stephen C. Kircher

	By:	Stephen C. Kircher
	Its:	Chief Executive Officer
(Principal Executive Officer) and Director

Dated: October 19, 2009	/s/ Jeffrey G. Winzeler

	By:	Jeffrey G. Winzeler
	Its:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Dated: October 19, 2009	/s/ Stephen C. Kircher
Stephen C. Kircher,
Chief Executive Officer and Director

Dated: October 19, 2009	/s/ Larry D. Kelley
Larry D. Kelley,
Director

Dated: October 19, 2009	/s/ Ronald A. Cohan
Ronald A. Cohan,
Director

Dated: October 19, 2009	/s/ Timothy B. Nyman
Timothy B. Nyman,
Director

Dated: October 19, 2009	/s/ D. Paul Regan
D. Paul Regan,
Director

POWER OF ATTORNEY
               Known All Persons By These Present, that each person whose signature appears below appoints Mr. Stephen C. Kircher as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, to sign any amendment (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he may do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of his/her substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Dated: October 19, 2009	/s/ Stephen C. Kircher
Stephen C. Kircher,
Chief Executive Officer and Director

Dated: October 19, 2009	/s/ Larry D. Kelley
Larry D. Kelley,
Director

Dated: October 19, 2009	/s/ Ronald A. Cohan
Ronald A. Cohan,
Director

Dated: October 19, 2009	/s/ Timothy B. Nyman
Timothy B. Nyman,
Director

Dated: October 19, 2009	/s/ D. Paul Regan
D. Paul Regan,
Director